UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 2, 2021

Huntington Bancshares Incorporated

(Exact name of registrant as specified in its charter)

Maryland	1-34073	31-0724920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Registrant’s address: 41 South High Street, Columbus, Ohio 43287

Registrant’s telephone number, including area code: (614) 480-2265

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Depositary Shares (each representing a 1/40th interest in a share of 5.875% Series C Non-Cumulative, perpetual preferred stock)	HBANN	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 6.250% Series D Non- Cumulative, perpetual preferred stock)	HBANO	NASDAQ
Common Stock-Par Value $0.01 per Share	HBAN	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

As previously announced, on December 13, 2020, Huntington Bancshares Incorporated (“Huntington”) and TCF Financial Corporation (“TCF”) issued a joint press release announcing the execution of the Agreement and Plan of Merger, dated as of December 13, 2020, by and between Huntington and TCF pursuant to which, upon the terms and subject to the conditions set forth therein, TCF will merge with and into Huntington, with Huntington continuing as the surviving entity (the “Merger”).

Huntington is filing: (i) as Exhibit 99.1 to this Current Report on Form 8-K, TCF’s audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the fiscal years ended December 31, 2019, 2018 and 2017; (ii) as Exhibit 99.2, TCF’s interim unaudited consolidated financial statements as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019; (iii) as Exhibit 99.3, the unaudited pro forma condensed combined financial statements of Huntington and TCF, including (a) the unaudited pro forma condensed combined consolidated statement of income of Huntington and TCF for the nine months ended September 30, 2020, giving effect to the Merger as if it had occurred on January 1, 2019, and the unaudited pro forma condensed combined consolidated balance sheet of Huntington and TCF as of September 30, 2020, giving effect to the Merger as if it had occurred on September 30, 2020, and (b) for the year ended December 31, 2019, the unaudited pro forma condensed combined consolidated statement of income of Huntington and TCF for the year ended December 31, 2019, giving effect to the Merger as if it had occurred on January 1, 2019; and (iv) as Exhibit 23.1, the consent of KPMG LLP, independent registered public accounting firm of TCF.

This Current Report on Form 8-K does not modify or update the consolidated financial statements of Huntington included in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019, nor does it reflect any subsequent information or events. The information referenced in items (i)–(ii) above was previously disclosed by TCF in its reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, on January 28, 2021, Huntington filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, and Huntington and TCF may file other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. After the registration statement is effective, a definitive joint proxy statement/prospectus will be sent to TCF’s shareholders and Huntington’s shareholders seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-180.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

23.1	Consent of KPMG LLP, independent registered public accounting firm (with respect to TCF Financial Corporation).

99.1	Audited consolidated financial statements of TCF Financial Corporation as of December 31, 2019 and 2018, and for each of the fiscal year ended December 31, 2019, 2018 and 2017.

99.2	Interim unaudited consolidated financial statements of TCF Financial Corporation as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019.

99.3	Unaudited pro forma condensed combined financial statements of Huntington Bancshares Incorporated and TCF Financial Corporation (a) as of and for the nine months ended September 30, 2020 and (b) for the year ended December 31, 2019.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Jana J. Litsey
Jana J. Litsey
General Counsel

Date: February 2, 2021

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TCF Financial Corporation:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-232886), Form S-4 (No. 333-252517) and Form S-8 (Nos. 33-10546, 33-41774, 33-44208, 333-136692, 333-140897, 333-144403, 333-153573, 333-158335, 333-161779, 333-161780, 333-168824, 333-173831, 333-183325, 333-187725, 333-192600, 333-202349, 333-206720, 333-209962, 333-224665 and 333-224666) of Huntington Bancshares Incorporated of our reports dated March 2, 2020, with respect to the consolidated statements of financial condition of TCF Financial Corporation as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports are included in the Form 8-K of Huntington Bancshares Incorporated which is incorporated by reference in the prospectus supplement, and to the reference to our firm under the heading “Experts” in the prospectus supplement.

/s/ KPMG LLP

Detroit, Michigan

February 2, 2021

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

TCF Financial Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of TCF Financial Corporation and subsidiaries (the Corporation) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 2, 2020 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the fair value measurements of acquired loans and leases and the core deposit intangible in the Merger

As discussed in Note 3 to the consolidated financial statements, on August 1, 2019 (the Merger Date), legacy TCF Financial Corporation (Legacy TCF) merged into Chemical Financial Corporation (Chemical) as legal acquirer and surviving company (the Merger). The merger was accounted for as a business combination using the acquisition method of accounting with Legacy TCF as the accounting acquirer. Accordingly, Legacy TCF acquired loans and leases with a fair value of $15.7 billion and established a core deposit intangible (CDI) with a fair value of $138.2 million. The fair value of acquired loans and leases was based on a discounted cash flow methodology that projected principal and interest payments using key assumptions of probability of default (PD), loss given default (LGD), discount rate, and prepayment rate. The fair value of the CDI was based on an income approach methodology whereby projected net cash flow benefits were derived from estimating costs to carry deposits compared to alternative funding costs, and included key assumptions related to discount rate, deposit interest rates, customer attrition rates, costs of alternative funding, and net maintenance costs.

We identified the assessment of the fair value measurements of acquired loans and leases and the CDI in the Merger as a critical audit matter. These fair value measurements involved a high degree of measurement uncertainty and subjectivity, which required industry knowledge and experience to evaluate the measurements. Specifically, the assessment of these fair value measurements encompassed the evaluation of the methodologies of acquired loans and leases and the CDI, including the key assumptions and the inputs used to develop the key assumptions. The fair value measurements of the loans and leases and the CDI also included an evaluation of the mathematical accuracy of certain calculations.

The following are the primary procedures we performed to address the critical audit matter. Tested certain internal controls over the (1) development of the overall fair value methodologies, (2) determination of the key assumptions, as listed above, (3) evaluating the inputs used to develop key assumptions, (4) calculation of the fair value measurements, and (5) analysis of the fair value measurements results. We evaluated the Corporation’s process to develop the fair value measurements and key assumptions by testing certain inputs used to develop the assumptions and considered the relevance and reliability of such inputs and assumptions. We involved valuation professionals with industry knowledge and experience who assisted in the evaluation of the:

•	overall fair value measurement methodologies for compliance with U.S. generally accepted accounting principles,

•	key assumptions, as listed above, and inputs used to develop those assumptions, that were used in the fair value measurements,

•	development and application of the PD and LGD assumptions used in the loan and leases fair value measurement,

•	individual risk ratings for acquired loans and leases, which are used in the selection of the PD assumption, for a selection of relationships within the commercial loan and leases portfolio, and

•	mathematical accuracy of certain calculations within the fair value measurements.

Assessment of the allowance for loan and lease losses related to loans and leases collectively evaluated for impairment

As discussed in Notes 3 and 8 to the consolidated financial statements, the Corporation’s allowance for loan and lease losses related to loans and leases collectively evaluated for impairment (the collective reserve) was $102.2 million of a total allowance of $113.1 million as of December 31, 2019. The Corporation estimated the collective reserve using methodologies that derive historical loss rates based on historical observation periods and loss emergence period assumptions. For the commercial loan and lease portfolio, such historical loss rates also incorporate risk ratings, and for certain commercial loans, the probability of default (PD) and loss given default (LGD). For the consumer loan portfolio, such historical loss rates also incorporate collateral fair values. The collective reserve includes adjustments for certain qualitative factors.

We identified the assessment of the collective reserve as a critical audit matter because it involved significant measurement uncertainty requiring subjective and complex auditor judgment, and knowledge and experience in the industry. Specifically, this assessment encompassed the evaluation of the collective reserve methodologies used to estimate the (1) historical loss rates, and their key inputs and assumptions, including the historical observation periods and loss emergence period assumptions for the commercial loan and lease portfolio and the consumer loan portfolio, risk ratings for the commercial loan and lease portfolio, PD and LGD for certain commercial loans, and collateral fair values for consumer loans; and (2) qualitative factors. The assessment included an evaluation of the mathematical accuracy of the collective reserve calculations. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address the critical audit matter. Tested certain internal controls over the (1) development of the methodologies over the collective reserve and qualitative factors, (2) determination of the key inputs and assumptions used to estimate the historical loss rates, (3) determination of the qualitative factors, (4) calculation of the collective reserve, and (5) analysis of the collective reserve results compared to relevant trends and ratios. We evaluated the relevance and reliability of data, inputs, and assumptions used in the collective reserve. We involved credit risk professionals with industry knowledge and experience who assisted in the evaluation of the:

•	collective reserve methodologies, including the key inputs and assumptions, for compliance with U.S. generally accepted accounting principles,

•

length of the historical observation period assumptions used in (1) the historical loss rates for the commercial loan and lease portfolio, and the consumer loan portfolio, and (2) the PD and LGD for certain commercial loans,

•	methodologies used to develop the loss emergence period assumptions for the commercial loan and lease portfolio and the consumer loan portfolio,

•	individual risk ratings for a selection of relationships within the commercial loan and lease portfolio,

•	fair value of collateral for consumer loans,

•	qualitative factors and the effect of those factors on the collective reserve, and

•	mathematical accuracy of the collective reserve calculations for the commercial loan and lease portfolio and the consumer loan portfolio.

We evaluated the collective reserve by comparing current and historical reserve ratios and credit metrics. We also evaluated the results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the collective reserve.

/s/ KPMG LLP

We have served as the Corporation’s auditor since 1991.

Detroit, Michigan

March 2, 2020

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition

(Dollars in thousands, except per share data)	At December 31, 2019	At December 31, 2018
ASSETS
Cash and cash equivalents:
Cash and due from banks	$491,787	$279,267
Interest-bearing deposits with other banks	736,584	307,790

Total cash and cash equivalents	1,228,371	587,057
Federal Home Loan Bank and Federal Reserve Bank stocks, at cost	442,440	91,654
Investment securities:
Available-for-sale, at fair value	6,720,001	2,470,065
Held-to-maturity, at amortized cost (fair value of $144,844 and $149,267)	139,445	148,852

Total investment securities	6,859,446	2,618,917
Loans and leases held-for-sale (includes $91,202 and $18,070 at fair value)	199,786	90,664
Loans and leases	34,497,464	19,073,020
Allowance for loan and lease losses	(113,052)	(157,446)

Loans and leases, net	34,384,412	18,915,574
Premises and equipment, net	533,138	427,534
Goodwill	1,299,878	154,757
Other intangible assets, net	168,368	20,496
Loan servicing rights	56,313	23
Other assets	1,479,401	792,936

Total assets	$46,651,553	$23,699,612

LIABILITIES AND EQUITY
Liabilities
Deposits:
Noninterest-bearing	$7,970,590	$3,936,155
Interest-bearing	26,497,873	14,967,531

Total deposits	34,468,463	18,903,686
Short-term borrowings	2,669,145	—
Long-term borrowings	2,354,448	1,449,472
Other liabilities	1,432,256	790,194

Total liabilities	40,924,312	21,143,352

Equity
Preferred stock, $0.01 par value
Authorized—2,000,000 shares at December 31, 2019 and 30,000,000 shares at December 31, 2018
Issued and outstanding—7,000 shares at both December 31, 2019 and December 31, 2018	169,302	169,302
Common stock, $1.00 par value at both December 31, 2019 and December 31, 2018
Authorized—220,000,000 shares at December 31, 2019 and 142,268,000 shares at December 31, 2018
Issued—152,965,571 shares at December 31, 2019 and 88,198,460 shares at December 31, 2018	152,966	88,198
Additional paid-in capital	3,462,080	798,627
Retained earnings	1,896,427	1,766,994
Accumulated other comprehensive income (loss)	54,277	(33,138)
Treasury stock at cost and other (4,909,069 Treasury shares at December 31, 2018)	(28,037)	(252,182)

Total TCF Financial Corporation shareholders’ equity	5,707,015	2,537,801
Non-controlling interest	20,226	18,459

Total equity	5,727,241	2,556,260

Total liabilities and equity	$46,651,553	$23,699,612

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017
Interest income
Interest and fees on loans and leases	$1,430,628	$1,082,135	$966,928
Interest on investment securities:
Taxable	106,027	41,406	22,818
Tax-exempt	11,651	17,138	14,896
Interest on loans held-for-sale	18,599	6,686	16,612
Interest on other earning assets	20,356	11,964	10,491

Total interest income	1,587,261	1,159,329	1,031,745

Interest expense
Interest on deposits	226,157	107,690	66,464
Interest on borrowings	72,072	43,144	27,807

Total interest expense	298,229	150,834	94,271

Net interest income	1,289,032	1,008,495	937,474
Provision for credit losses	65,282	46,768	68,443

Net interest income after provision for credit losses	1,223,750	961,727	869,031

Noninterest income
Leasing revenue	163,718	172,603	134,460
Fees and service charges on deposit accounts	127,860	113,242	115,567
Card and ATM revenue	87,221	78,406	75,165
Net gains on sales of loans and leases	26,308	33,695	45,318
Servicing fee revenue	20,776	27,334	41,347
Wealth management revenue	10,413	—	—
Net gains on investment securities	7,425	348	237
Other	21,811	28,769	23,969

Total noninterest income	465,532	454,397	436,063

Noninterest expense
Compensation and employee benefits	576,922	502,196	503,618
Occupancy and equipment	189,560	165,839	156,913
Lease financing equipment depreciation	76,426	73,829	55,901
Net foreclosed real estate and repossessed assets	13,523	17,050	17,756
Merger-related expenses	171,968	—	—
Other	303,716	255,486	325,746

Total noninterest expense	1,332,115	1,014,400	1,059,934

Income before income tax expense	357,167	401,724	245,160
Income tax expense (benefit)	50,241	86,096	(33,624)

Income after income tax expense (benefit)	306,926	315,628	278,784
Income attributable to non-controlling interest	11,458	11,270	10,147

Net income attributable to TCF Financial Corporation	295,468	304,358	268,637
Preferred stock dividends	9,975	11,588	19,904
Impact of preferred stock redemption	—	3,481	5,779

Net income available to common shareholders	$285,493	$289,289	$242,954

Earnings per common share
Basic	$2.56	$3.44	$2.83
Diluted	2.55	3.43	2.83
Weighted-average common shares outstanding
Basic	111,604,094	84,133,983	85,706,054
Diluted	111,818,365	84,324,686	85,734,575

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(In thousands)	2019	2018	2017
Net income attributable to TCF Financial Corporation	$295,468	$304,358	$268,637
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	84,120	(11,669)	16,454
Net unrealized gains (losses) on net investment hedges	(5,186)	10,450	(2,746)
Foreign currency translation adjustment	8,514	(13,368)	4,921
Recognized postretirement prior service cost	(33)	(34)	(29)

Total other comprehensive income (loss), net of tax	87,415	(14,621)	18,600

Comprehensive income	$382,883	$289,737	$287,237

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity

	TCF Financial Corporation
	Number of Shares Issued		Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock and Other	Total	Non- controlling Interest	Total Equity
(Dollars in thousands)	Preferred	Common
Balance, December 31, 2016	4,006,900	86,902,632	$263,240	$86,903	$777,583	$1,382,901	$(33,725)	$(49,419)	$2,427,483	$17,162	$2,444,645
Change in accounting principle	—	—	—		1,319	(1,319)	—	—	—	—	—

Balance, January 1, 2017	4,006,900	86,902,632	263,240	86,903	778,902	1,381,582	(33,725)	(49,419)	2,427,483	17,162	2,444,645
Reclassification of stranded tax effects from AOCI to retained earnings	—	—	—	—	—	3,392	(3,392)	—	—	—	—
Net income	—	—	—	—	—	268,637	—	—	268,637	10,147	278,784
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	18,600	—	18,600	—	18,600
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(9,482)	(9,482)
Public offering of Series C Preferred Stock	7,000	—	169,302	—	—	—	—	—	169,302	—	169,302
Redemption of Series A Preferred Stock	(6,900)	—	(166,721)	—	—	(5,779)	—	—	(172,500)	—	(172,500)
Repurchases of 226,848 shares of common stock	—	—	—	—	—	—	—	(9,163)	(9,163)	—	(9,163)
Dividends on 7.50% Series A Preferred Stock	—	—	—	—	—	(11,320)	—	—	(11,320)	—	(11,320)
Dividends on 6.45% Series B Preferred Stock	—	—	—	—	—	(6,450)	—	—	(6,450)	—	(6,450)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(2,134)	—	—	(2,134)	—	(2,134)
Dividends on common stock of $0.59 per common share	—	—	—	—	—	(50,617)	—	—	(50,617)	—	(50,617)
Common shares purchased by TCF employee benefit plans	—	701,914	—	702	22,552	—	—	—	23,254	—	23,254
Stock compensation plans, net of tax	—	(130,838)	—	(131)	7,796	—	—	—	7,665	—	7,665
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	(17,785)	—	—	17,785	—	—	—

Balance, December 31, 2017	4,007,000	87,473,708	$265,821	$87,474	$791,465	$1,577,311	$(18,517)	$(40,797)	$2,662,757	$17,827	$2,680,584

Change in accounting principle	—	—	—	—	—	(116)	—	—	(116)	—	(116)

Balance, January 1, 2018	4,007,000	87,473,708	265,821	87,474	791,465	1,577,195	(18,517)	(40,797)	2,662,641	17,827	2,680,468
Net income	—	—	—	—	—	304,358	—	—	304,358	11,270	315,628
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	(14,621)	—	(14,621)	—	(14,621)
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(10,638)	(10,638)
Redemption of Series B Preferred Stock	(4,000,000)	—	(96,519)	—	—	(3,481)	—	—	(100,000)	—	(100,000)
Repurchases of 4,668,722 shares of common stock	—	—	—	—	—	—	—	(212,929)	(212,929)	—	(212,929)
Dividends on 6.45% Series B Preferred Stock	—	—	—	—	—	(1,613)	—	—	(1,613)	—	(1,613)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(9,975)	—	—	(9,975)	—	(9,975)
Dividends on common stock of $1.18 per common share	—	—	—	—	—	(99,490)	—	—	(99,490)	—	(99,490)
Common stock warrants exercised	—	553,279	—	553	(553)	—	—	—	—	—	—
Common shares purchased by TCF employee benefit plans	—	17,594	—	18	697	—	—	—	715	—	715
Stock compensation plans, net of tax	—	153,879	—	153	8,184	—	—	378	8,715	—	8,715
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	(1,166)	—	—	1,166	—	—	—

Balance, December 31, 2018	7,000	88,198,460	$169,302	$88,198	$798,627	$1,766,994	$(33,138)	$(252,182)	$2,537,801	$18,459	$2,556,260

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity, Continued

	TCF Financial Corporation
	Number of Shares Issued		Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock and Other	Total	Non- controlling Interest	Total Equity
(Dollars in thousands)	Preferred	Common
Balance, December 31, 2018	7,000	88,198,460	$169,302	$88,198	$798,627	$1,766,994	$(33,138)	$(252,182)	$2,537,801	$18,459	$2,556,260
Net income	—	—	—	—	—	295,468	—	—	295,468	11,458	306,926
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	87,415	—	87,415	—	87,415
Reverse merger with Chemical Financial Corporation	—	65,539,678	—	65,540	2,687,153	—	—	265,863	3,018,556	—	3,018,556
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(9,691)	(9,691)
Repurchases of 2,111,725 shares of common stock	—	(657,817)	—	(658)	(26,846)	—	—	(58,805)	(86,309)	—	(86,309)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(9,975)	—	—	(9,975)	—	(9,975)
Dividends on common stock of $1.29 per common share	—	—	—	—	—	(156,060)	—	—	(156,060)	—	(156,060)
Stock compensation plans, net of tax	—	(114,750)	—	(114)	4,474	—	—	15,759	20,119	—	20,119
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	(1,328)	—	—	1,328	—	—	—

Balance, December 31, 2019	7,000	152,965,571	$169,302	$152,966	$3,462,080	$1,896,427	$54,277	$(28,037)	$5,707,015	$20,226	$5,727,241

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2019	2018	2017
Cash flows from operating activities
Net income	$306,926	$315,628	$278,784
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	65,282	46,768	68,443
Share-based compensation expense	28,351	17,824	14,743
Depreciation and amortization	308,638	204,778	191,824
Impairment of goodwill and other intangible assets	—	—	73,409
Provision (benefit) for deferred income taxes	30,410	58,986	(53,729)
Net gains on sales of assets	(66,298)	(39,881)	(51,965)
Proceeds from sales of loans and leases held-for-sale	966,352	372,354	280,640
Originations of loans and leases held-for-sale, net of repayments	(835,047)	(375,622)	(430,121)
Impairment of loan servicing rights	3,882	—	—
Net change in other assets	(263,351)	(35,154)	(108,700)
Net change in other liabilities	162,533	39,898	17,826
Other, net	(65,921)	(41,949)	(36,196)

Net cash provided by (used in) operating activities	641,757	563,630	244,958

Cash flows from investing activities
Proceeds from sales of investment securities available-for-sale	1,986,386	254,146	—
Proceeds from maturities of and principal collected on investment securities available-for-sale	735,861	169,622	116,358
Purchases of investment securities available-for-sale	(2,806,598)	(1,230,430)	(353,557)
Proceeds from maturities of and principal collected on investment securities held-to-maturity	17,632	15,407	21,186
Purchases of investment securities held-to-maturity	(6,844)	(2,188)	(1,051)
Redemption of Federal Home Loan Bank stock	256,021	269,002	246,002
Purchases of Federal Home Loan Bank stock	(370,000)	(278,000)	(254,000)
Proceeds from sales of loans and leases	1,985,093	903,606	1,618,791
Loan and lease originations and purchases, net of principal collected	(2,037,489)	(957,672)	(2,726,967)
Proceeds from sales of other assets	113,771	88,942	63,875
Purchases of premises and equipment and lease equipment	(154,540)	(155,664)	(168,272)
Net cash acquired (paid) in business combinations	975,014	—	(8,120)
Other, net	(27,431)	20,935	26,103

Net cash provided by (used in) investing activities	666,876	(902,294)	(1,419,652)

Cash flows from financing activities
Net change in deposits	(901,522)	549,157	1,094,612
Net change in short-term borrowings	45,584	160	(4,747)
Proceeds from long-term borrowings	5,957,492	9,380,950	9,990,967
Payments on long-term borrowings	(5,499,669)	(9,182,536)	(9,816,286)
Payments on liabilities related to acquisition and portfolio purchase	(1,000)	(2,000)	(3,000)
Redemption of Series B preferred stock	—	(100,000)	—
Net proceeds from public offering of Series C preferred stock	—	—	169,302
Redemption of Series A preferred stock	—	—	(172,500)
Repurchases of common stock	(86,309)	(212,929)	(9,163)
Common shares sold to TCF employee benefit plans	—	715	23,254
Dividends paid on preferred stock	(9,975)	(11,588)	(19,904)
Dividends paid on common stock	(156,060)	(99,490)	(50,617)
Exercise of stock options	29	(997)	(57)
Payments related to tax-withholding upon conversion of share-based awards	(6,198)	(6,865)	(5,506)
Net investment by (distribution to) non-controlling interest	(9,691)	(10,638)	(9,482)

Net cash provided by (used in) financing activities	(667,319)	303,939	1,186,873

Net change in cash and due from banks	641,314	(34,725)	12,179
Cash and cash equivalents at beginning of period	587,057	621,782	609,603

Cash and cash equivalents at end of period	$1,228,371	$587,057	$621,782

Supplemental disclosures of cash flow information
Cash paid (received) for:
Interest on deposits and borrowings	$269,474	$139,026	$86,411
Income taxes, net	12,177	(26,308)	62,115
Noncash activities:
Transfer of loans and leases to other assets	88,716	105,247	100,608
Transfer of loans and leases from held for investment to held for sale, net	2,184,134	848,941	1,320,210

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

On August 1, 2019 (the “Merger Date”), TCF Financial Corporation, a Delaware corporation (“Legacy TCF”), merged with and into Chemical Financial Corporation, a Michigan corporation (“Chemical”), with Chemical continuing as the surviving legal corporation (the “Merger”). Immediately following the Merger, Chemical’s wholly owned bank subsidiary, Chemical Bank, a Michigan state-chartered bank, merged with and into Legacy TCF’s wholly owned bank subsidiary, TCF National Bank, a national banking association, with TCF National Bank surviving the merger (“TCF Bank”). Upon completion of the Merger, Chemical was renamed TCF Financial Corporation. TCF Financial Corporation (together with its direct and indirect subsidiaries, “we,” “us,” “our,” “TCF” or the “Corporation”), is a financial holding company, headquartered in Detroit, Michigan. TCF Bank has its main office in Sioux Falls, South Dakota. References herein to “TCF Financial” refer to TCF Financial Corporation on an unconsolidated basis.

The Merger was accounted for as a reverse merger using the acquisition method of accounting, therefore, Legacy TCF was deemed the acquirer for financial reporting purposes, even though Chemical was the legal acquirer. Accordingly, Legacy TCF’s historical financial statements are the historical financial statements of the combined company for all periods before the Merger Date. TCF’s results of operations for 2019 include the results of operations of Chemical on and after August 1, 2019. Results for periods before August 1, 2019 reflect only those of Legacy TCF and do not include the results of operations of Chemical. The number of shares issued and outstanding, earnings per share, additional paid-in-capital, dividends paid and all references to share quantities of TCF have been retrospectively restated to reflect the equivalent number of shares issued in the Merger as the Merger was treated as a reverse merger. See “Note 2. Merger” for further information. In addition, the assets and liabilities of Chemical as of the Merger Date have been recorded at their estimated fair value and added to those of Legacy TCF.

TCF Bank operates bank branches primarily located in Michigan, Illinois and Minnesota with additional locations in Arizona, Colorado, Ohio, South Dakota and Wisconsin (TCF’s “primary banking markets”). Through its direct subsidiaries, TCF Bank provides a full range of consumer-facing and commercial services, including consumer and commercial banking, trust and wealth management, and specialty leasing and lending products and services to consumers, small businesses and commercial customers.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are based on information available to management at the time the estimates are made. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

In connection with the Merger, effective August 1, 2019, the Corporation renamed its Wholesale Banking segment to Commercial Banking to align with the way the Corporation is now managed. In addition, activity that was related to small business banking and private banking were moved from the Commercial Banking segment to the Consumer Banking segment. The Merger did not have any impact on Legacy TCF goodwill balances. The revised presentation of previously reported segment data has been applied retroactively for all periods presented in these financial statements. See “Note 25. Reportable Segments” for further information.

Note 2. Merger

As described in Note 1. Basis of Presentation, on August 1, 2019, the Corporation completed the Merger with Legacy TCF.

The Merger was an all-stock transaction. Pursuant to the merger agreement, on the Merger Date, each holder of Legacy TCF common stock received 0.5081 shares (the “Exchange Ratio”) of TCF’s common stock for each share of Legacy TCF common stock held. Each outstanding share of common stock of Chemical remained outstanding and was unaffected by the Merger other than by the change of the Corporation’s name from Chemical Financial Corporation to TCF Financial Corporation. As of the effective time of the Merger on August 1, 2019, TCF Financial had approximately 153.5 million shares of common stock outstanding. On the Merger Date, the shares of Legacy TCF common stock, which previously traded under the ticker symbol “TCF” on the New York Stock Exchange (the “NYSE”), ceased trading on, and were delisted from, the NYSE. Following the Merger, TCF Financial common stock continues to trade on the Nasdaq Stock Market (“NASDAQ”), but its ticker symbol changed from “CHFC” to “TCF” effective August 1, 2019.

Pursuant to the merger agreement, each outstanding share of Legacy TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $25,000 per share (the “Legacy TCF Preferred Stock”) was converted into the right to receive one share of newly created 5.70% Series C Non-Cumulative Perpetual Preferred Stock of TCF, with a liquidation preference of $25,000 per share (the “New TCF Preferred Stock”), and each depository share representing 1/1000th of a share of Legacy TCF Preferred Stock was converted into one depositary share representing 1/1000th of a share of New TCF Preferred Stock. Immediately following the effective time of the Merger, as of August 1, 2019, TCF Financial had 7,000 shares of New TCF Preferred Stock outstanding and 7.0 million related depositary shares outstanding.

The Merger constituted a business combination and was accounted for as a reverse merger using the acquisition method of accounting, therefore, Legacy TCF was deemed the acquirer for financial reporting purposes even though Chemical was the legal acquirer. As a result, the historical financial statements of Legacy TCF became the historical financial statements of the combined company. In addition, the assets acquired, including the intangible assets identified, and assumed liabilities of Chemical as of the Merger Date, have been recorded at their estimated fair value and added to those of Legacy TCF. In many cases, the determination of fair value required management to make estimates about discount rates, expected future cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

As the legal acquirer, Chemical (now TCF Financial Corporation) issued approximately 81.9 million shares of TCF Financial common stock in connection with the Merger, which represented approximately 53% of the voting interests in TCF Financial upon completion of the Merger. Guidance in Accounting Standards Codification (“ASC”) 805-40-30-2 explains that the purchase price in a reverse acquisition is determined based on “the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition.” The first step in calculating the purchase price in the Merger is to determine the ownership of the combined company following the Merger. The table below summarizes the ownership of the combined company (“TCF Financial”) following the Merger, as well as the market capitalization of the combined company using shares of Chemical and Legacy TCF common stock outstanding at July 31, 2019 and Chemical’s closing price on July 31, 2019.

(Dollars in thousands)	TCF Financial Ownership and Market Value
	Number of Chemical Outstanding Shares	Percentage Ownership	Market Value at $42.04 Chemical Share Price
Legacy TCF shareholders	81,920,494	53.38%	$3,443,938
Chemical shareholders	71,558,755	46.62	3,008,330

Total	153,479,249	100.00	$6,452,268

Next, the hypothetical number of shares Legacy TCF would have to issue to give Chemical owners the same percentage ownership in the combined company is calculated in the table below (based on shares of Legacy TCF common stock outstanding at July 31, 2019):

	Hypothetical Legacy TCF Ownership
	Number of Legacy TCF Outstanding Shares	Percentage Ownership
Legacy TCF shareholders	161,229,078	53.38%
Chemical shareholders	140,835,967	46.62

Total	302,065,045	100.00

Finally, the purchase price is calculated based on the number of hypothetical shares of Legacy TCF common stock issued to Chemical shareholders multiplied by the share price as demonstrated in the table below.

(Dollars in thousands, except per share data)
Number of hypothetical Legacy TCF shares issued to Chemical shareholders	140,835,967
Legacy TCF market price per share as of July 31, 2019	$21.38
Purchase price determination of hypothetical Legacy TCF shares issued to Chemical shareholders	3,011,073
Value of Chemical stock options hypothetically converted to options to acquire shares of Legacy TCF common stock	7,335
Cash in lieu of fractional shares	148

Purchase price consideration	$3,018,556

The following table provides the purchase price allocation as of the Merger Date and the assets acquired and liabilities assumed at their estimated fair value as of the Merger Date as recorded by the Corporation. We recorded the estimate of fair value based on initial valuations available at the Merger Date and these estimates were considered preliminary as of September 30, 2019, and subject to adjustment for up to one year after the Merger Date. While we believe that the information available on the Merger Date provided a reasonable basis for estimating fair value, we expect that we may obtain additional information and evidence during the measurement period that would result in changes to the estimated fair value amounts. The measurement period ends on the earlier of one year after the Merger Date or the date we are able to determine that we have obtained all necessary information about the facts and circumstances that existed as of Merger Date. During the fourth quarter of 2019, we obtained additional information and evidence on certain acquired assets and assumed liabilities and adjusted the estimated fair value accordingly. We anticipate finalizing all valuations and recording final adjustments during the first quarter of 2020. These adjustments include: (i) changes in the estimated fair value of loans and leases acquired, (ii) changes in deferred tax assets related to fair value estimates and changes in the expected realization of items considered to be net operating loss carryforwards and (iii) changes in goodwill as a result of the net effect of any adjustments.

(In thousands)
Purchase price consideration:
Stock	$3,018,556
Fair value of assets acquired(1):
Cash and cash equivalents	975,014
Federal Home Loan Bank and Federal Reserve Bank stocks	218,582
Investment securities	3,774,738
Loans held-for-sale	44,532
Loans and leases	15,730,605
Premises and equipment	140,219
Loan servicing rights	59,567
Other intangible assets	159,532
Net deferred tax asset(2)	61,647
Other assets	552,432

Total assets acquired	21,716,868
Fair value of liabilities assumed(1):
Deposits	16,418,215
Short-term borrowings	2,629,426
Long-term borrowings	442,323
Other liabilities	353,469

Total liabilities assumed	19,843,433
Fair value of net identifiable assets	1,873,435

Goodwill resulting from Merger(1)	$1,145,121

(1)

All amounts were previously reported in the Corporation’s Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2019, with the exception of the following adjustments to fair value based on additional information obtained in the the fourth quarter of 2019: (i) loans and leases ($4.4 million increase), (ii) other intangible assets ($42.0 million decrease), (iii) net deferred tax asset ($12.3 million increase), (iv) other assets ($1.4 million decrease), (v) deposits ($196 thousand increase), (vi) other liabilities ($7.9 million increase) and (vii) goodwill resulting from Merger ($34.8 million increase).

(2)

Net deferred tax asset includes acquisition-related fair value adjustments, loss and tax credit carry forwards, and deferred tax impacts of loan servicing rights and core deposit and customer intangibles.

As described in more detail in Note 3. Summary of Significant Accounting Policies below, all Chemical loans and leases were recorded at their estimated fair value as of the Merger Date with no carryover of the related allowance for loan and lease losses. The acquired loans and leases were segregated into two classifications at acquisition, purchased credit impaired (“PCI”) loans accounted for under the provisions of Accounting Standards Codification (“ASC”) Topic 310-30, and purchased nonimpaired loans and leases, also referred to as purchased loans and leases. The excess of cash flows expected to be collected over the estimated fair value of PCI loans is referred to as the accretable yield and is accreted into interest income over the estimated remaining life of the loan using the effective yield method. The difference between the contractually required payments and the cash flows expected to be collected at acquisition, considering the impact of prepayment and estimates of future credit losses expected to be incurred, is referred to the nonaccretable difference.

Information regarding acquired loans and leases included in loans and leases acquired at the Merger Date was as follows:

(In thousands)
PCI loans:
Contractually required payments receivable	$413,176
Nonaccretable difference	(63,014)

Expected cash flows	350,162
Accretable yield	38,479

Fair value of PCI loans	$311,683
Purchased nonimpaired loans and leases:
Unpaid principal balance	$15,636,020
Fair value discount	(217,098)

Fair value at acquisition	15,418,922

Total fair value at acquisition	$15,730,605

Supplemental disclosures of cash flow information related to investing and financing activities regarding the Merger are as follows for the year ended December 31, 2019:

(In thousands)
Business combination
Fair value of tangible assets acquired	$21,497,769
Goodwill, loan servicing rights and other identifiable intangible assets acquired	1,364,220
Liabilities assumed	19,843,433
Common stock and stock options converted	3,018,556

Other intangible assets consisted of core deposits and customer relationship intangibles with estimated fair values at the Merger Date of $138.2 million and $21.3 million, respectively. Core deposit intangibles are being amortized over a weighted-average life of ten years on an accelerated basis. Customer relationship intangibles are being amortized over a weighted-average life of 15.6 years based on expected economic benefits of the underlying intangible assets. The weighted-average life of amortizable intangibles acquired in the Merger was eleven years.

As a result of the Merger, we recorded $1.1 billion of goodwill. Of the $1.1 billion, $522.0 million was attributable to Consumer Banking and $623.1 million was attributable to Commercial Banking. The goodwill recorded is not deductible for income tax purposes.

Pro Forma Combined Results of Operations (Unaudited) The following pro forma financial information presents the consolidated results of operations of Legacy TCF and Chemical as if the Merger had occurred as of January 1, 2017 with pro forma adjustments. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount (amortization of premium) associated with the fair value adjustments to acquired loans and leases, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustments to acquired time deposits and borrowings and other debt and the amortization of the core deposit intangible that would have resulted had the deposits been acquired as of January 1, 2017. Merger-related expenses incurred by TCF during the year ended December 31, 2019 are not reflected in the pro forma amounts. The pro forma information does not necessarily reflect the results of operations that would have occurred had Legacy TCF merged with Chemical at the beginning of 2017. Anticipated cost savings that have not yet been realized are also not reflected in the pro forma amounts for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
(In thousands, except per share data)	2019	2018	2017
Net interest income and other noninterest income	$2,225,244	$2,228,154	$2,086,745
Net income	587,335	590,594	432,128
Net income available to common shareholders	577,360	575,525	406,445
Earnings per share:
Basic	$3.77	$3.70	$2.61
Diluted	3.75	3.67	2.60

Note 3. Summary of Significant Accounting Policies

Business Combinations Pursuant to the guidance of ASC Topic 805 (“ASC 805”), the Corporation recognized assets acquired, including identified intangible assets, and the liabilities assumed in mergers and acquisitions at their fair values as of the acquisition date, with the acquisition and merger-related transaction and restructuring costs expensed in the period incurred.

ASC 805 affords a measurement period beyond the acquisition date that allows the opportunity to finalize the acquisition accounting in the event that new information is identified that existed as of the acquisition date but was not known or available at that time. This measurement period ends on the earlier of one year after the acquisition or the date information about the facts and circumstances that existed at the acquisition are available. TCF anticipates that measurement period adjustments may arise from adjustments to the fair values of Chemical’s assets and liabilities recorded at the Merger Date, as additional information and evidence is obtained. In the event that a measurement period adjustment is identified, TCF will recognize the adjustment as part of its acquisition accounting, which may result in an adjustment to goodwill in the period the adjustment was identified.

In determining the estimated fair value of assets acquired as part of the Merger with Chemical, including the estimated fair value of acquired loans and leases and a core deposit intangible, management relied on a framework of internal controls in place to evaluate the relevance and reliability of key inputs and assumptions used in the fair value and to ensure the mathematical accuracy used to determine an appropriate fair value. Acquired loans and leases were valued using a discounted cash flow methodology with adjustments to contractual cash flows for probability of default, loss given default, discount rates and prepayments rates. Management based the assumptions used on historical data or available market information. The fair value of the core deposit intangible was estimated under the income approach based on discounted net cash flows. This estimate was determined by projecting net cash flow benefits derived from estimating costs to carry deposits compared to alternative funding costs, and includes key assumptions related to deposit interest rates, customer attrition rates, costs of alternative funding, discount rate, and net maintenance costs.

These assumptions were based on both internal data and available market information. Management reviewed the relevance and reliability of key valuation inputs used to support key assumptions. In cases where management utilized a third-party to assist with the valuation, management assessed the qualifications of the third-party and reviewed all outputs provided by the third-party for reasonableness. See “Note 2. Merger” for further information.

Fair Value Measurements Fair value for assets and liabilities measured at fair value on a recurring or nonrecurring basis refers to the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants in the market in which the reporting entity transacts such sales or transfers based on the assumptions market participants would use when pricing an asset or liability. Assumptions are developed based on prioritizing information within a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity’s own data.

The Corporation may choose to elect the fair value measurement option on eligible financial instruments. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. At December 31, 2019 and 2018, the Corporation had elected the fair value option on certain loans, primarily residential mortgage loans, it originates for the purpose of selling in secondary markets. The Corporation has not elected the fair value option for any other financial assets or liabilities as of December 31, 2019.

Allowance for Loan and Lease Losses The Corporation’s reserving methodology used to determine the appropriate level of the allowance for loan and lease losses is a critical accounting estimate. The allowance for loan and lease losses is maintained at a level believed to be appropriate to provide for probable loan and lease losses incurred in the portfolio as of the balance sheet date, including known or anticipated problem loans and leases, as well as for loans and leases which are not currently known to require specific allowances. As discussed in the Loans and Leases Acquired in a Business Combination paragraph below, acquired loans and leases do not have an allowance for loan and lease losses recorded until there is a deterioration in credit subsequent to acquisition. Loans classified as troubled debt restructuring (“TDR”) loans are considered impaired loans, along with nonaccrual commercial loans and leases and certain consumer loans. The Corporation individually evaluates impairment on all impaired loans and leases. All other loans and leases are evaluated collectively for impairment. A reserve for unfunded credit commitments such as letters of credit, financial guarantees and binding unfunded loan commitments is recorded in other liabilities on the Consolidated Statements of Financial Condition.

Loan impairment on consumer residential mortgage and home equity TDR loans is a key component of the allowance for loan and lease losses. Impairment is generally based on the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based on the fair value of the collateral less estimated selling costs. Impairment on other consumer loans is generally based on the fair value of collateral less estimated selling costs.

Commercial TDR and impaired loans and leases are generally measured at the present value of the expected future cash flows discounted at the initial effective interest rate of the loan or lease, unless the loan or lease is collateral dependent, in which case impairment is based on the fair value of collateral less estimated selling costs; however, if payment or satisfaction of the loan or lease is dependent on the operation, rather than the sale of the collateral, the impairment does not include estimated selling costs.

The impairment for all other loans and leases is evaluated collectively by various characteristics. The collective evaluation of incurred losses in these portfolios is based on their historical loss rates multiplied by the respective loss emergence periods. Factors utilized in the determination of the amount of the allowance include historical trends in loss rates, a portfolio’s overall risk characteristics, changes in its character or size, risk rating migration, delinquencies, collateral values, economic outlook and prevailing economic conditions. The various quantitative and qualitative factors used in the methodologies are reviewed on a periodic basis.

Loans and leases are charged off to the extent they are deemed to be uncollectible. Charge-offs are utilized in the historical data in calculating the allowance for loan and lease losses. Consumer residential mortgage and home equity loans are charged off to the estimated fair value of the underlying collateral, less estimated selling costs, no later than 150 days past due. Additional review of the fair value, less estimated costs to sell, compared with the recorded value occurs upon foreclosure and additional charge-offs are recorded if necessary. Commercial loans and leases that are considered collateral dependent are charged off to estimated fair value, less estimated selling costs when it becomes probable, based on current information and events, that all principal and interest amounts will not be collectible in accordance with their contractual terms. Consumer installment loans will generally be charged off in full no later than 120 days past due, unless repossession is reasonably assured and in process, in which case the loan would be charged off to the fair value of the collateral, less estimated selling costs. Consumer loans in bankruptcy status may be charged down to the fair value of the collateral, less estimated selling costs, within 60 days past due based on specific criteria. Deposit account overdrafts are reported in other loans. Net losses on uncollectible overdrafts are reported as net charge-offs in the allowance for loan and lease losses within 60 days from the date of overdraft. Loans that are not collateral dependent are charged off when deemed uncollectible based on specific facts and circumstances.

The amount of the allowance for loan and lease losses significantly depends on management’s estimates of key factors and assumptions affecting valuation, appraisals of collateral, evaluations of performance and status and the amounts and timing of future cash flows expected to be received. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed quarterly and adjustments, if necessary, are recorded in the provision for credit losses in the periods in which they become known.

Management maintains a framework of controls over the estimation process for the allowance of loan and lease losses, including review of collective reserve methodologies for compliance with GAAP. Management has a quarterly process to review the appropriateness of historical observation periods and loss emergence period assumptions, risk ratings assigned to commercial loans and leases, and discount rate assumptions used to estimate the fair value of consumer real estate. Management reviews its qualitative framework and the effect on the collective reserve compared with relevant credit risk factors and consistency with credit trends. Management also maintains controls over the information systems, models and spreadsheets used in the quantitative components of the reserve estimate. This includes the quality and accuracy of historical data used to derive loss rates, as well as the probability of default and loss given default used in certain commercial loan models. The results of this process are summarized and presented to management quarterly for their approval of the recorded allowance. See “Note 8. Allowance for Loan and Lease Losses and Credit Quality” for further information on the allowance for loan and lease losses.

Federal Home Loan Bank and Federal Reserve Bank Stocks The Corporation is required to hold nonmarketable equity securities, comprised of Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) stock, as a condition of membership. These securities are accounted for at cost, less any impairment. Impairment is assessed based on the ultimate recoverability of the investment. These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. These securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. FHLB and FRB stock can only be redeemed upon giving notice to each issuing entity and may be subject to restrictions on the amount of stock that can be redeemed at any one time. The nonmarketable equity securities are periodically evaluated for impairment. Management considers these nonmarketable equity securities to be long-term investments. The Corporation recognizes dividend income from its FHLB stock holdings in the period that dividends are declared. See “Note 5. Federal Home Loan Bank and Federal Reserve Bank Stocks” for further information on nonmarketable equity securities.

Investment Securities Held-to-Maturity Investment securities held-to-maturity are carried at cost and adjusted for amortization of premiums or accretion of discounts using a level yield method; however, transfers of investment securities available-for-sale to investment securities held-to-maturity are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of each transfer is retained in accumulated other comprehensive income (loss) and in the carrying value of the held-to-maturity investment security. Such amounts are then amortized over the remaining life of the transferred investment security as an adjustment of the yield on those securities. The Corporation evaluates investment securities held-to-maturity for other than temporary impairment on a quarterly basis. Declines in value considered other than temporary, if any, would be recorded in noninterest income within net gains on investment securities. See “Note 6. Investment Securities” for further information on investment securities held-to-maturity.

Investment Securities Available-for-Sale Investment securities available-for-sale are carried at fair value with the unrealized gains or losses net of related deferred income taxes reported within accumulated other comprehensive income (loss). The cost of investment securities sold is determined on a specific identification basis and gains or losses on sales of investment securities available-for-sale are recognized on trade dates. Discounts and premiums on investment securities available-for-sale are amortized using a level yield method over the expected life of the security, or to the earliest call date for premiums on investment securities with call features. The Corporation evaluates investment securities available-for-sale for other than temporary impairment on a quarterly basis. Declines in value considered other than temporary, if any, would be recorded in noninterest income within net gains on investment securities. See “Note 6. Investment Securities” for further information on investment securities available-for-sale.

Loans and Leases Held-for-Sale Loans and leases designated as held-for-sale are generally carried at the lower of cost or fair value. Any amount by which cost exceeds fair value is initially recorded as a valuation allowance and subsequently recorded in net gains (losses) on sales of loans and leases when sold. Fair value calculations include the servicing value of loans as well as any accrued interest. From time to time, management identifies and designates, primarily consumer loans held in the loan portfolios, for sale. These loans are transferred to loans and leases held-for-sale at the lower of cost or fair value at the time of transfer net of any associated allowance for loan and lease losses.

Certain residential mortgage loans held-for-sale are recorded at fair value under the elected fair value option as prescribed by ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). The Corporation generally sells conforming long-term fixed interest rate mortgage loans it originates in the secondary market. Gains on the sales of these loans are determined using the specific identification method. The Corporation sells residential mortgage loans in the secondary market on servicing retained and servicing released bases. The fair value election allows for a more effective offset of the changes in fair value of residential mortgage loans held-for-sale and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions. Residential mortgage loans held-for-sale are carried at fair value, with changes in fair value recorded through earnings.

Loans and Leases Held-for-Investment Loans and leases designated as held-for-investment are reported at historical cost including net direct fees and costs associated with originating and acquiring loans and leases. The net direct fees and costs for sales-type leases are offset against revenues recorded at the commencement of sales-type leases. Discounts and premiums on acquired loans, net direct fees and costs, unearned discounts and finance charges, and unearned lease income are amortized to interest income using methods that approximate a level yield over the estimated remaining lives of the loans and leases. Net direct fees and costs on all lines of credit are amortized on a straight line basis to fees and service charges over the contractual life of the line of credit and adjusted for payoffs. See “Note 7. Loans and Leases” for further information on loans and leases.

Loans and Leases Acquired in a Business Combination The Corporation record loans and leases acquired in a business combination at fair value at the acquisition date and the fair value discount or premium is recognized as an adjustment to yield over the remaining life of each loan or lease. Credit discounts are included in the determination of fair value; therefore, an allowance for loan and lease losses is not recorded at the acquisition date. Purchased and acquired loans and leases are evaluated at the acquisition date and classified as either (i) loans and leases purchased without evidence of deteriorated credit quality since origination, or (ii) loans purchased with evidence of deteriorated credit quality since origination for which it is probable that all contractually required payments will not be collected, referred to as purchase credit impaired (PCI) loans. PCI loans are considered to be impaired and are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”). In determining whether an acquired loan should be classified as a PCI loan, the Corporation must make numerous assumptions, interpretations and judgments using internal and third-party credit quality information to determine whether or not it is probable that the Corporation will be able to collect all contractually required payments. This is a point in time assessment and is inherently subjective due to the nature of the available information and judgment involved. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due and nonaccrual status, recent borrower credit scores and loan-to-value percentages. The excess of cash flows expected to be collected over the estimated fair value of PCI loans is referred to as the accretable yield and is accreted into interest income over the estimated remaining life of the loan using the effective yield method. The Corporation estimates the expected cash flows based on the expected remaining life of the loans, which includes the effects of estimated prepayments and estimates of future credit losses. Cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. The difference between the contractually required payments and the cash flows expected to be collected at acquisition, is referred to as the nonaccretable difference.

The Corporation does not classify PCI loans as nonaccrual loans subsequent to acquisition because the loans are recorded at net realizable value based on the principal and interest expected to be collected on the loan. Judgment is required to estimate the timing and amount of cash flows expected to be collected when the loans are not performing in accordance with the original contractual terms.

The Corporation re-estimate the cash flows expected to be collected over the life of PCI loans quarterly. These evaluations require the Corporation to use key assumptions and estimates, similar to the initial estimate of fair value. A decrease in estimated cash flows due to deterioration in credit quality will result in additional reserves recognized in the allowance for loan and lease losses in addition to a transfer from accretable yield to nonaccretable difference.

Purchased and acquired loans and leases outside the scope of ASC 310-30 are accounted for under ASC 310-20, Receivables—Nonrefundable Fees and Other Costs. For purchased and acquired loans and leases, credit discounts representing the expected losses on principal over the life of the loan are a component of the initial fair value. If there is additional credit deterioration after the purchase date additional reserves are recognized in the allowance for loan and lease losses. The net discount or premium is accreted or amortized to interest income over the life of the loan. See “Note 7. Loans and Leases” for further information on loans and leases.

Nonaccrual Loans and Leases Loans and leases are generally placed on nonaccrual status when the collection of interest or principal is 90 days or more past due, unless, in the case of commercial loans and leases, they are well secured and in the process of collection. Delinquent consumer home equity junior lien loans are placed on nonaccrual status when there is evidence that the related third-party first lien mortgage may be 90 days or more past due, or foreclosure, charge-off or collection action has been initiated. TDR loans are placed on nonaccrual status prior to the past due thresholds outlined above if repayment under the modified terms is not likely after performing a well-documented credit analysis.

Loans and leases on nonaccrual status are generally reported as nonaccrual loans until there is sustained repayment performance for six consecutive months, with the exception of loans not reaffirmed upon discharge under Chapter 7 bankruptcy, which remain on nonaccrual status until a well-documented credit analysis indicates full repayment of the remaining pre-discharged contractual principal and interest is likely. Income on these loans and leases is recognized on a cash basis when there is sustained repayment performance for nine or 12 consecutive months based on the credit evaluation and the loan is not more than 60 days delinquent.

Generally, when a loan or lease is placed on nonaccrual status, uncollected interest accrued in prior years is charged off against the allowance for loan and lease losses and interest accrued in the current year is reversed against interest income. For nonaccrual leases that have been discounted with third-party financial institutions on a non-recourse basis, the related liability is also placed on nonaccrual status. Interest payments received on loans and leases in nonaccrual status are generally applied to principal unless the remaining principal balance has been determined to be fully collectible, in which case interest income is recognized on a cash basis. See “Note 8. Allowance for Loan and Lease Losses and Credit Quality” for further information on nonaccrual loans and leases.

Leases The Corporation enters into lease contracts as both a lessor and a lessee. A contract, or part of a contract, is considered a lease if it conveys the right to obtain substantially all of the economic benefits from, and the right to direct and use, an identified asset for a period of time in exchange for consideration. The determination of lease classification requires various judgments and estimates by management which may include the fair value of the equipment at lease inception, useful life of the equipment under lease, estimate of the lease residual value and collectability of minimum lease payments. Management has policies and procedures in place for the determination of lease classification and review of the related judgments and estimates for all leases.

As a lessor, the Corporation provides various types of lease financing that are classified for accounting purposes as direct financing, sales-type or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the lessee are classified as direct financing or sales-type leases and are recorded in loans and leases. Direct financing and sales-type leases are carried at the combined present value of future minimum lease payments and lease residual values.

Interest income on net investment in direct financing and sales-type leases is recognized using methods that approximate a level yield over the fixed, non-cancelable term of the lease, including pro rata rent payments received for the interim period until the lease contract commences and the fixed, non-cancelable lease term begins. Sales-type leases generate selling profit (loss), which is recognized on the commencement date by recording lease revenue net of lease cost. Lease revenue consists of the present value of the future minimum lease payments and lease cost consists of the leased equipment’s net book value, less the present value of its residual.

Some lease financing contracts include a residual value component, which represents the estimated fair value of the leased equipment at the expiration of the initial term of the transaction. The estimation of residual values involves judgment regarding product and technology changes, customer behavior, shifts in supply and demand and other economic assumptions. The Corporation reviews residual assumptions when assessing potential impairment of the net investment in direct financing and sales-type leases each quarter. Decreases in the expected residual value are reflected through an increase in the provision for credit losses, which results in an increase to the allowance for loan and lease losses.

The Corporation may sell minimum lease payment receivables, primarily as a credit risk reduction tool, to third-party financial institutions at fixed rates, on a non-recourse basis, with its underlying equipment as collateral. For those transactions that qualify for sale accounting, the related lease cash flow stream and the non-recourse financing are derecognized. For those transactions that do not qualify for sale accounting, the underlying lease remains on the Consolidated Statements of Financial Condition and non-recourse debt is recorded in the amount of the proceeds received. The Corporation retains servicing of these leases and bills, collects and remits funds to the third-party financial institution. Upon default by the lessee, the third-party financial institutions may take control of the underlying collateral which the Corporation would otherwise retain as residual value.

Leases that do not transfer substantially all benefits and risks of ownership to the lessee are classified as operating leases. Such leased equipment and related initial direct costs are included in other assets and depreciated to their estimated salvage value on a straight-line basis over the term of the lease. Lease financing equipment depreciation is recorded in noninterest expense on the Consolidated Statements of Income. Operating lease payments received are recognized as lease income on the Consolidated Statements of Income when due and recorded as a component of leasing revenue in noninterest income. An allowance for lease losses is not provided on operating leases. See “Note 7. Loans and Leases” for further information on leases.

As a lessee, the Corporation enters into contracts to lease real estate, information technology equipment and various other types of equipment. Leases that transfer substantially all of the benefits and risks of ownership to the Corporation are classified as finance leases, while all others are classified as operating leases. At lease commencement, a lease liability and right-of-use asset are calculated and recognized for both types of leases. The lease liability is equal to the present value of future minimum lease payments. The right-of-use asset is equal to the lease liability, plus any initial direct costs and prepaid lease payments, less any lease incentives received. Operating lease right-of-use assets are recorded in other assets and finance lease right-of-use assets are recorded in premises and equipment, net. The Corporation uses the appropriate term FHLB rate to determine the discount rate for the present value calculation of future minimum payments when an implicit rate is not known for a given lease. The lease term used in the calculation includes any options to extend that the Corporation is reasonably certain to exercise.

Subsequent to lease commencement, lease liabilities recorded for finance leases are measured using the effective interest rate method and the related right-of-use assets are amortized on a straight-line basis over the lease term. Interest expense and amortization expense are recorded separately in the Consolidated Statements of Income in interest expense on borrowings and occupancy and equipment noninterest expense, respectively. For operating leases, total lease cost is comprised of lease expense, short-term lease cost, variable lease cost and sublease income. Lease expense includes future minimum lease payments, which are recognized on a straight-line basis over the lease term, as well as common area maintenance charges, real estate taxes, insurance and other expenses, where applicable, which are expensed as incurred. Total lease cost for operating leases is recorded in occupancy and equipment in noninterest expense. See “Note 12. Operating Lease Right-of-Use Assets and Liabilities” for further information.

Premises and Equipment Premises and equipment, including right-of-use assets for finance leases and leasehold improvements, are carried at cost and are depreciated or amortized on a straight-line basis over the estimated useful lives of owned assets (up to 39 years for buildings, and ranging from three to 15 years for all other depreciable owned assets), over the lease term for right-of-use assets and over the lesser of the estimated useful life of the related asset or the lease term for leasehold improvements. Maintenance and repairs are charged to expense as incurred. Rent expense for leased land with facilities is recognized in occupancy and equipment expense. Rent expense for leases with free rent periods or scheduled rent increases is recognized on a straight-line basis over the lease term. See “Note 9. Premises and Equipment, Net” for further information on premises and equipment.

Goodwill and Other Intangible Assets All assets and liabilities acquired in purchase acquisitions, including other intangibles, are initially recorded at fair value. Goodwill is recorded when the purchase price of an acquisition is greater than the fair value of net assets, including identifiable intangible assets. Goodwill is not amortized, but assessed for impairment annually at the reporting unit level. The Corporation has historically performed its annual assessment as of December 31st. As a result of its Merger, the Corporation has elected to perform its annual test in the fourth quarter utilizing September 30th financial data. The change in assessment date is not material to the financial statements and allows management more time to perform the analysis of the significant goodwill generated as a result of the Merger. Interim impairment analysis may be required if events occur or circumstances change that would more-likely-than-not reduce a reporting unit’s fair value below its carrying amount. Other intangible assets are amortized on a straight-line basis or accelerated method over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize their carrying amounts.

When testing for goodwill impairment, the Corporation has the option to perform a qualitative assessment of goodwill. The Corporation may also elect to perform a quantitative test without first performing a qualitative analysis. If the qualitative assessment is performed and the Corporation concludes it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, a quantitative analysis is performed. Quantitative valuation methodologies primarily include a discounted cash flow analysis in determining the fair value of reporting units. If the fair value is less than the carrying amount, additional analysis is required to measure the amount of impairment. Impairment losses, if any, are recorded as a charge to other noninterest expense and an adjustment to the carrying value of goodwill.

Loan Servicing Rights Loan servicing rights (“LSRs”) are recognized as assets or liabilities as a result of selling residential mortgage and commercial real estate loans in the secondary market while retaining the right to service these loans and receive servicing income over the life of the loan, and from acquisitions of other banks that had LSRs. An LSR is recorded at estimated fair value when initially recognized. Fair value is determined by the present value of expected cash flows received in excess of a market servicing rate. If the amount earned to service assets is equal to the market rate, no value is recorded. Subsequently, LSRs are accounted for at the lower of amortized cost or fair value and amortized in proportion to and over the period of net servicing income. Unexpected prepayments of mortgage loans result in increased amortization of LSRs, as the remaining book value of the LSRs is expensed at the time of prepayment. LSRs are assessed quarterly for impairment. See “Note 11. Loan Servicing Rights” for further information.

Interest-only Strips The Corporation sells loans with or without interest-only strips to third party financial institutions. For those transactions that achieve sale treatment, the underlying loans are removed from the Consolidated Statements of Financial Condition. The Corporation may receive as part of the sale consideration an interest in the future cash flows of borrower loan payments, known as an interest-only strip. The interest-only strip is recorded at fair value in other assets with the unrealized gains or losses net of deferred income taxes reported within accumulated other comprehensive income (loss), similar to investment securities available-for-sale. The fair value of the interest-only strip represents the present value of future cash flows expected to be received by the Corporation. After initial recording of the interest-only strip, the accretable yield is measured as the difference between the initial investment, or fair value, and the cash flows expected to be collected. The accretable yield is amortized into interest income over the life of the interest-only strip using the effective yield method. The expected cash flows are evaluated quarterly to determine if they have changed from previous projections. Declines in the value of interest-only strips that are considered other than temporary are recorded in other noninterest expense, with amounts previously recorded within accumulated other comprehensive income (loss) being reclassified as appropriate. See “Note 7. Loans and Leases” for further information on interest-only strips.

Other Real Estate Owned and Repossessed and Returned Assets Other real estate owned and repossessed and returned assets is comprised of assets acquired through foreclosure, repossession or returned to the Corporation. These assets are initially recorded at the lower of the loan or lease carrying amount or fair value of the collateral less estimated selling costs at the time of transfer to real estate owned or repossessed and returned assets. The fair value of other real estate owned is based on independent appraisals, real estate brokers’ price opinions or automated valuation methods, less estimated selling costs. The fair value of repossessed and returned assets is based on available pricing guides, auction results or price opinions, less estimated selling costs. Any carrying amount in excess of the fair value less estimated selling costs is charged off to the allowance for loan and lease losses upon transfer. Subsequently, if the fair value of an asset, less the estimated costs to sell, declines to less than the carrying amount of the asset, the shortfall is recognized in the period in which it becomes known and is included in foreclosed real estate and repossessed assets, net expense. Operating expenses of properties and recoveries on sales of other real estate owned are also recorded in noninterest expense within net foreclosed real estate and repossessed assets. Operating revenue from foreclosed property is included in other noninterest income. See “Note 8. Allowance for Loan and Lease Losses and Credit Quality” for further information on other real estate owned and repossessed and returned assets.

Investments in Qualified Affordable Housing Projects, Federal Historic Projects and New Market Tax Credits The Corporation has investments in affordable housing limited liability entities that either operate qualified affordable housing projects or invest in other limited liability entities formed to operate affordable housing projects, which generally accounts for under the proportional amortization method. However, depending on circumstances, the effective yield, equity or cost methods may be utilized. The Corporation also has investments in federal historic projects and new market projects, which are accounted for under the equity method. The amount of the investments, along with any unfunded equity contributions that are unconditional and legally binding, are recorded in other assets on the Consolidated Statements of Financial Condition. A liability for the unfunded equity contributions is recorded in accrued expenses and other liabilities on the Consolidated Statements of Financial Condition. The tax credits and amortization of the investments are recorded as a component of income tax expense (benefit). Investments in affordable housing limited liability entities are considered VIEs because the Corporation, as a limited partner, lacks the power to direct the activities that most significantly impact the entities’ economic performance. The Corporation has concluded it is not the primary beneficiary of the investments in affordable housing limited liability entities and therefore, they are not consolidated. The maximum exposure to loss on the VIE investments is limited to the carrying amount of the investments and the potential recapture of any recognized tax credits. The Corporation believes the likelihood of the tax credits being recaptured is remote, as a loss would require the managing entity to fail to meet certain government compliance requirements. Further, certain of the Corporation’s investments in affordable housing limited liability entities include guaranteed minimum returns which are backed by an investment grade credit-rated company, which reduces the risk of loss. See “Note 13. Investments in Qualified Affordable Housing Projects, Federal Historic Projects and New Market Tax Credits” for further information on investments in affordable housing limited liability entities.

Derivative Instruments All derivative instruments are recognized at fair value within other assets and other liabilities. The Corporation’s derivative instruments may be subject to master netting arrangements and collateral arrangements and qualify for offset in the Consolidated Statements of Financial Condition. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. The Corporation’s policy is to recognize amounts subject to master netting arrangements and collateral arrangements on a net basis in the Consolidated Statements of Financial Condition. The value of derivative instruments will vary over their contractual terms as the related underlying rates fluctuate. The accounting for changes in the fair value of a derivative instrument depends on whether or not the contract has been designated and qualifies as a hedge. To qualify as a hedge, a contract must be highly effective at reducing the risk associated with the exposure being hedged. In addition, for a contract to be designated as a hedge, the risk management objective and strategy must be documented at inception. Hedge documentation must also identify the hedging instrument, the asset or liability and type of risk to be hedged and how the effectiveness of the contract is assessed prospectively and retrospectively. To assess effectiveness, the Corporation uses statistical methods such as regression analysis. A contract that has been, and is expected to continue to be effective at offsetting changes in fair values or the net investment, must be assessed and documented at least quarterly. If it is determined that a contract is not highly effective at hedging the designated exposure, hedge accounting is discontinued.

Upon origination of a derivative instrument, the contract is designated either as a hedge of the exposure to changes in the fair value of an asset or liability due to changes in market risk (“fair value hedge”), a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates (“net investment hedge”) or is not designated as a hedge.

Fair Value Hedges TCF Bank entered into an interest rate swap agreement related to its contemporaneously issued subordinated debt, which settles through a central clearing house. The swap was designated as a fair value hedge and effectively converts the fixed interest rate to a floating rate based on the three-month London InterBank Offered Rate (“LIBOR”) plus a fixed number of basis points on the $150.0 million notional amount through February 27, 2025, the maturity date of the subordinated debt.

The interest rate swap substantially offsets the change in fair value of the hedged underlying subordinated debt that is attributable to the changes in market risk. The gains and losses related to changes in the fair value of the interest rate swap, as well as the offsetting changes in fair value of the hedged debt, are recorded in interest on borrowings effective January 1, 2018 and were previously recorded in other noninterest income.

Net Investment Hedges Forward foreign exchange contracts, which generally settle within 34 days, are used to manage the foreign exchange risk associated with the Corporation’s net investment in TCF Commercial Finance Canada, Inc. (“TCFCFC”), a wholly-owned indirect Canadian subsidiary of TCF Bank. Changes in net investment hedges recorded within other comprehensive income (loss) are subsequently reclassified to other noninterest expense during the period in which the foreign investment is substantially liquidated or when other elements of the currency translation adjustment are reclassified to income.

Derivatives Not Designated as Hedges The Corporation executes interest rate contracts with commercial banking customers to facilitate their respective risk management strategies. Those interest rate contracts are simultaneously hedged with offsetting interest rate contracts that the Corporation executes with a third party and generally settles through a central clearing house, minimizing the Corporation’s net risk exposure. As the interest rate contracts do not meet hedge accounting requirements, changes in the fair value of both the customer contracts and the offsetting contracts are recorded in other noninterest income. These contracts have original fixed maturity dates ranging from 3 to 10 years.

Portions of loans to commercial banking customers with associated interest rate contracts may be sold or purchased by TCF Bank. In such circumstances, the Corporation often executes risk participation agreements (“RPAs”) directly with the party that owns the remaining portion of the loan. These agreements require the party that has not originated the interest rate contract with the borrower to assume a portion of the risk that the borrower will default on the interest rate contract obligation. As the RPAs do not meet hedge accounting requirements, changes in the fair value of these contracts are recorded in other noninterest income. These contracts have original fixed maturity dates matching the associated interest rate contracts.

Certain of the Corporation’s forward foreign exchange contracts are not designated as hedges and are generally settled within 34 days. Changes in the fair value of these forward foreign exchange contracts are recorded in other noninterest expense.

The Corporation enters into interest rate lock commitments in conjunction with the sale of certain consumer real estate loans. These interest rate lock commitments are agreements to extend credit under certain specified terms and conditions at fixed rates with original lock expirations generally within 10 months. They are not designated as hedges and accordingly, changes in the valuation of these commitments are recorded in net gains on sales of loans and leases.

Mandatory forward loan sale commitments are accounted for as derivatives and recorded at fair value, with changes in fair value recorded through earnings. The Corporation recognizes revenue associated with the expected future cash flows of servicing loans for loans held-for-sale at the time a forward loan sale commitment is made to originate a held-for-sale loan.

The Corporation has written and purchased option derivatives consisting of instruments to facilitate an equity-linked time deposit product (the “Power Equity CD”). The Power Equity CD is a time deposit that provides the purchaser a guaranteed return of principal at maturity plus a potential equity return (a written option), while the Corporation receives a known stream of funds based on the equity return (a purchased option). The written and purchased options are mirror derivative instruments which are carried at fair value on the Consolidated Statements of Financial Condition.

During the second quarter of 2012, the Corporation sold its Visa® Class B stock. In conjunction with the sale, the Corporation and the purchaser entered into a derivative transaction whereby the Corporation may receive or be required to make cash payments whenever the conversion ratio of the Visa Class B stock into Visa Class A stock is adjusted. The fair value of this derivative has been determined using estimated future cash flows using probability weighted scenarios for multiple estimates of Visa’s aggregate exposure to covered litigation matters, which include consideration of amounts funded by Visa into its escrow account for the covered litigation matters. Changes, if any, in the valuation of this swap agreement, which has no determinable maturity date, are recorded in other noninterest expense. See “Note 23. Derivative Instruments” for further information on derivative instruments.

Bank-Owned Life Insurance The Corporation has life insurance policies on certain key officers of TCF Bank. The bank-owned life insurance policies of the Corporation were obtained through its merger with Chemical Bank in August 2019. Bank-owned life insurance is recorded at the cash surrender value, net of surrender charges, and is included within other assets on the Consolidated Statements of Financial Condition and tax-exempt income from the periodic changes in the cash surrender values are recorded as other noninterest income on the Consolidated Statements of Income. The total cash surrender value of the bank owned life insurance policies totaled $167.6 million at December 31, 2019. Bank owned life insurance income was $1.5 million for the year ended December 31, 2019.

Short-term Borrowings Short-term borrowings are comprised of short-term FHLB advances with original scheduled maturities of one year or less, and collateralized customer deposits, which represent funds deposited by customers that are collateralized by investment securities owned by the Corporation, as these deposits are not covered by Federal Deposit Insurance Corporation (“FDIC”) insurance and are reflected as a liability in the accompanying Consolidated Statements of Financial Condition. See “Note 15. Borrowings” for further information.

Long-term Borrowings Long-term borrowings are comprised of subordinated debentures, long-term FHLB advances, discounted lease rentals, and finance lease obligations. See Note 15. Borrowings for further information.

Advertising Costs Advertising costs are expensed as incurred. The Corporation has entered into long-term contracts for sponsorships or naming rights of certain events and buildings. Costs associated with these contracts are generally expensed ratable over the contract term.

Income Taxes The Corporation files consolidated and separate company U.S. federal income tax returns, combined and separate company state income tax returns and foreign income tax returns. Current and deferred tax assets and liabilities are measured based on the provisions of enacted tax law.

Income taxes are accounted for using the asset and liability method. Under this method, current income tax expense represents the estimated liability for the current period and includes income tax expense related to uncertain tax positions. When income and expenses are recognized in different periods for tax purposes than for book purposes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences in the tax and book carrying amounts of assets and liabilities can also be generated when the Corporation acquires other businesses or bank branches. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recorded in income tax expense (benefit) in the period in which the enactment date occurs. If current period income tax rates change, the impact on the annual effective income tax rate is applied year to date in the period of enactment.

The determination of current and deferred income taxes is based on analyses of many factors, including interpretation of income tax laws, the evaluation of uncertain tax positions, temporary differences between the tax and financial reporting bases of assets and liabilities, estimates of amounts due or owed, the timing of reversals of temporary differences and current financial accounting standards. Additionally, there can be no assurance that estimates and interpretations used in determining income tax assets or liabilities will not be challenged by taxing authorities. Actual results could differ significantly from the estimates and tax law interpretations used in determining the current and deferred income tax assets and liabilities.

In the preparation of income tax returns, tax positions are taken based on interpretation of income tax laws for which the outcome is uncertain. At each balance sheet date, management reviews and evaluates the status of uncertain tax positions and makes estimates of amounts ultimately due or owed. The benefits of tax positions are recorded in income tax expense (benefit) net of the estimates of ultimate amounts due or owed, including any applicable interest and penalties. Changes in the estimated amounts due or owed may result from closing of the statute of limitations on tax returns, new legislation, clarification of existing legislation through government pronouncements, judicial action and through the examination process. The Corporation’s policy is to record interest and penalties, if any, related to unrecognized tax benefits in income tax expense (benefit). See “Note 16. Income Taxes” for further information on income taxes.

Share-based Compensation The fair value of restricted stock awards, stock options and restricted stock units is determined on the date of grant and amortized to compensation and employee benefits expense, with a corresponding increase to additional paid-in capital, over the longer of the service period or performance period, but in no event beyond an employee’s retirement date or date of employment termination. For performance-based restricted stock or stock units, the Corporation estimates the degree to which performance conditions will be met to determine the number of shares or units that will vest and the related expense. Compensation and employee benefits expense is adjusted in the period such estimates change. Non-forfeitable dividends, if any, paid on shares of restricted stock are recorded to retained earnings for shares that are expected to vest and to compensation and employee benefits expense for shares that are not expected to vest.

Income tax benefits (detriments) related to stock compensation, where the fair value on vesting or exercise of the award is greater than (less than) the grant date value less any proceeds on exercise, are recognized in income tax expense (benefit). See “Note 20. Share-based Compensation” for further information on stock-based compensation.

Earnings Per Common Share The Corporation’s restricted stock awards that pay non-forfeitable common stock dividends meet the criteria of a participating security. Accordingly, earnings per share is calculated using the two-class method under which earnings are allocated to both common shares and participating securities.

All shares of restricted stock are deducted from weighted-average shares outstanding for the computation of basic earnings per common share. Shares of performance-based restricted stock and restricted stock units are included in the calculation of diluted earnings per common share using the treasury stock method at the beginning of the quarter in which the performance goals have been achieved. All other shares of restricted stock, which vest over specified time periods, stock options and warrants are included in the calculation of diluted earnings per common share using the treasury stock method. See “Note 25. Earnings Per Common Share” for further information on earnings per share.

Accumulated Other Comprehensive Income (Loss) Comprehensive income of the Corporation includes net income and adjustments to shareholders’ equity for changes in unrealized gains and losses on investment securities available-for-sale, interest only strips, and net investment hedges, as well as foreign currency translation adjustments and recognized postretirement prior service cost. All items included in comprehensive income are net of income taxes. The Corporation presents “Comprehensive income” as a component in the Consolidated Statements of Equity and the components of other comprehensive income (loss) separately in the Consolidated Statements of Comprehensive Income. See “Note 29. Accumulated Other Comprehensive Income (Loss)” for further information on accumulated other comprehensive income (loss).

Recently Adopted Accounting Pronouncements

Effective January 1, 2019, the Corporation adopted ASU No. 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, which permits the use of the OIS Rate based on the SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the interest rates on direct Treasury obligations of the U.S. government, the London Interbank Offered Rate (“LIBOR”) swap rate, the OIS Rate based on the Fed Funds Effective Rate and the Securities Industry and Financial Markets Association Municipal Swap Rate. The adoption of this ASU was on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after January 1, 2019. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2019, the Corporation adopted ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which requires the decision to capitalize or expense implementation costs incurred in a cloud computing arrangement (i.e. a hosting arrangement) that is a service contract to follow the internal-use software guidance in ASC 350-40. The Corporation’s policy had been to expense these costs as incurred. The adoption of this ASU was on a prospective basis. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2019, the Corporation adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to nonemployees by aligning it more consistently with the accounting for share-based payments to employees. The new guidance in ASC 718 supersedes the guidance in ASC 505-50. The adoption of this ASU was on a modified retrospective basis with no cumulative effect adjustment recorded. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2019, the Corporation adopted ASU No. 2017-11, Earnings Per Share (Topic 260): Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, which simplifies the accounting for certain equity-linked financial instruments and embedded features with the down round features that reduce the exercise price when the pricing of a future round of financing is lower. The adoption of this ASU was on a modified retrospective basis. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2019, the Corporation adopted ASU No. 2016-02, Leases (Topic 842), which, along with other amendments, requires lessees to recognize most leases on their balance sheet. Lessor accounting is largely unchanged. The ASU requires both quantitative and qualitative disclosure regarding key information about leasing arrangements from both lessees and lessors. Effective January 1, 2019, the Corporation also adopted the following ASUs, which further amend the original lease guidance in Topic 842: (i) ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): Amendments to SEC Paragraphs, which rescinds certain SEC Observer comments and staff announcements from the lease guidance and incorporates SEC staff announcements on the effect of a change in tax law on leveraged leases from ASC 840 into ASC 842; (ii) ASU No. 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842, which amends the new lease guidance to add an optional transition practical expedient that permits an entity to continue applying its current accounting policy for land easements that existed or expired before January 1, 2019; (iii) ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which makes narrow scope improvements to the standard for specific issues; (iv) ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method allowing the standard to be applied at the adoption date and provides a practical expedient related to separating components of a contract for lessors; (v) ASU No. 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors, which allows lessors to elect to account for all sales taxes as lessee costs, instead of determining whether they are lessee or lessor costs in each individual jurisdiction. It requires lessor costs paid by lessees directly to third parties to be excluded from revenue, requires lessors to account for costs excluded from the consideration of a contract that are paid by the lessor as revenue and requires certain variable payments to be allocated (rather than recognized) to lease and nonlease components when changes occur in the facts and circumstances on which the variable payments are based; and (vi) ASU No. 2019-01, Leases (Topic 842): Codification Improvements, which allows lessors that are not manufacturers or dealers to calculate the fair value of an underlying asset as its cost less any volume or trade discount, requires lessors to classify principal payments received from direct financing and sales-type leases as investing activities in the statement of cash flows and clarifies that certain disclosure requirements that were explicitly excluded from annual reporting during the year of adoption are also excluded from interim reporting during the same year. These ASUs were adopted on a modified retrospective basis. Management elected the practical expedients and optional transition method, which allow for leases entered into prior to January 1, 2019 to be accounted for consistent with prior guidance. Management evaluated the Corporation’s leasing contracts and activities, and developed methodologies and processes to estimate and account for the right-of-use assets and lease liabilities based on the present value of future lease payments. On January 1, 2019, the Corporation recorded right-of-use assets and lease liabilities totaling $91.9 million and $112.8 million, respectively. The Corporation also recorded additional right-of-use assets and lease liabilities totaling $39.8 million and $41.6 million on August 1, 2019 as a result of the Merger. The impact to capital ratios as a result of increased risk-weighted assets is immaterial. The adoption of this guidance did not result in a material change to lessee expense recognition. The changes to lessor accounting, as well as changes in customer behavior driven by the adoption of these ASUs, impacts the results of the leasing and equipment financing businesses, including earlier recognition of expense due to a narrower definition of initial direct costs and the timing of revenue recognition for certain leases, resulting in more revenue being deferred over the lease term.

Recently Issued Accounting Pronouncements

In January 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force), which clarifies the interactions between Topic 321, Topic 323 and Topic 815, including accounting for the transition into and out of the equity method and measuring certain purchased options and forward contracts to acquire investments. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2021. Early adoption is allowed. Management is currently evaluating the impact of this guidance on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes by removing certain exceptions to the general rules found in Topic 740—Income Taxes. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2021. Early adoption is allowed. Management is currently evaluating the impact of this guidance on the consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation-Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements-Share-Based Consideration Payable to a Customer, which requires entities to measure and classify share based payment awards granted to a customer by applying the guidance in Topic 718. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020. Early adoption is allowed. The adoption of this guidance will not have a material impact on the consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which makes targeted improvements to the accounting for collaborative arrangements in response to questions raised as a result of the issuance of ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020. Early adoption is allowed. The adoption of this guidance will not have a material impact on the consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which provides an elective exemption to private companies from applying variable interest entities (“VIE”) guidance to all entities under common control if certain criteria are met. In addition, this ASU contains an amendment applicable to all entities which amends how a decision maker or service provider determines whether its fee is a variable interest in a VIE when a related party under common control also has an interest in the VIE. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020. Early adoption is allowed. The adoption of this guidance will not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020. Certain of the amendments require prospective application, while the remainder require retrospective application. Early adoption is allowed either for the entire standard or only the provisions that eliminate or modify the requirements. Management is currently evaluating which adoption method will be selected as well as the related potential impact of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Subsequent to adoption, goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance largely remains unchanged. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020 on a prospective basis. Early adoption is allowed. The adoption of this guidance will not have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets (including off-balance sheet exposures), including trade and other receivables, debt securities held-to-maturity, loans, net investments in leases and purchased financial assets with credit deterioration. The ASU requires the use of a current expected credit loss (“CECL”) methodology to determine the allowance for credit losses for loans and debt securities held to maturity. CECL requires loss estimates for the remaining estimated life of the asset to be measured using historical loss data as well as adjustments for current conditions and reasonable and supportable forecasts of future economic conditions. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which clarifies and corrects certain unintended applications of the guidance contained in each of the amended Topics. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, which provides an option to irrevocably elect the fair value option in Subtopic 825-10 to certain instruments within the scope of Subtopic 326-20 upon adoption of Topic 326. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that expected recoveries of amounts previously written off or expected to be written off should be included in the estimate of allowance for credit losses for purchased financial assets with credit deterioration, provides certain transition relief for TDR accounting when the discounted cash flow method is used to estimate credit losses, allows entities to elect to disclose separately the total amount of accrued interest included in the amortized cost basis as a single balance to meet certain disclosure requirements, and clarifies that an entity should assess whether it reasonably expects the borrower will be able to continually replenish collateral securing financial assets when electing a practical expedient to measure the estimate of expected credit losses by comparing the amortized cost basis of the financial asset and the fair value of collateral securing the financial asset as of the reporting date. The adoption of these ASUs will be reflected using a modified retrospective approach with a cumulative effect adjustment recorded as of January 1, 2020 in the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020. CECL represents a significant change in GAAP and is expected to result in a significant change to industry practice, which the Corporation expects will continue to evolve over time.

The Corporation has established a governance structure to implement these ASUs and has developed a methodology and set of models to be used upon adoption. At December 31, 2019, loan and lease portfolios totaled $34.5 billion with a corresponding allowance for loan and lease losses (“ALLL”) of $113.1 million under current GAAP. Based on parallel runs of the CECL process that the Corporation has performed alongside the current ALLL process, the Corporation estimates that the adoption of the standard will result in an allowance for credit losses (“ACL”) that is larger than the current ALLL levels by $200.0 million to $225.0 million in total for all portfolios. Approximately 20% of the anticipated increase from ALLL to ACL relates to originated loans and leases, with the largest impact on the consumer segment given the longer duration of the portfolios. A significant portion of the anticipated increase from ALLL to ACL is a result of new requirements to record ACL related to acquired loans and leases, regardless of any credit mark recorded. Approximately 80% of the anticipated increase from ALLL to ACL relates to acquired loans and leases, which were recorded at estimated fair value at their respective acquisition dates, the majority of which relate to loans and leases acquired in the Merger. Under current GAAP, credit marks are included in the determination of the fair value adjustments reflected as a discount to the carrying value of the loans, and an ALLL is not recorded on acquired loans and leases until there is evidence of credit deterioration post acquisition. However, upon adoption of CECL an ACL is recorded for all acquired loans and leases based on the lifetime loss concept. Further, for acquired loans and leases that do not meet the definition of purchase credit deteriorated (“PCD”), the credit and interest marks which remain from acquisition accounting as of December 31, 2019 will continue to accrete over the life of loan. For acquired loans that meet the definition of PCI and convert to PCD at adoption, the ACL recorded is recognized through a gross-up that increases the amortized cost basis of loans with a corresponding ACL, and therefore results in little to no impact to the cumulative effect adjustment to retained earnings. The adoption of CECL will also result in an increase in the liability for unfunded commitments of between $10.0 million and $15.0 million. For other assets within the scope of the standard such as debt securities held-to-maturity, trade and other receivables, management expects the impact from the standard to be inconsequential. The Corporation estimates a cumulative tax effected adjustment to record ACL and to increase the unfunded commitment liability results in a reduction to retained earnings of $160.0 million to $175.0 million. Management is finalizing its review of certain asset-specific risk characteristics and of the most recent model run related to acquired loans. Management is also evaluating financial statement and disclosure impacts, as well as determining whether to elect to utilize the three-year phase-in period for regulatory impact of CECL. As the Corporation finalizes the implementation of the standard in the first quarter of 2020, final decisions by management will result in the specific January 1, 2020 ACL impact being established.

The initial increase to the Corporation’s allowance for loan and lease losses and liability for unfunded commitments will be recorded as an adjustment to beginning of the year retained earnings. Post adoption, as loans and leases are added to the portfolio, the Corporation expects higher levels of allowance for credit losses determined by CECL assumptions, resulting in accelerated recognition of provision for credit losses, as compared to historical results.

Note 4. Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and interest-bearing deposits in other banks.

At December 31, 2019 and 2018, TCF Bank was required by Federal Reserve regulations to maintain reserves of $177.0 million and $106.2 million, respectively, in cash on hand or at the Federal Reserve Bank. We maintain cash balances that are restricted as to their use in accordance with certain obligations. Cash payments received on loans serviced for third parties are generally held in separate accounts until remitted. We may also retain cash balances for collateral on certain borrowings and derivative contracts. We maintained restricted cash totaling $68.6 million and $38.3 million at December 31, 2019 and 2018, respectively.

Note 5. Federal Home Loan Bank and Federal Reserve Bank Stocks

Investments were as follows:

	At December 31,
(In thousands)	2019	2018
Federal Home Loan Bank stock, at cost	$318,473	$54,019
Federal Reserve Bank stock, at cost	123,967	37,635

Total investments	$442,440	$91,654

The investments in FHLB stock are required investments related to the Corporation’s membership in and borrowings from the FHLB of Des Moines, and additional commitments from the FHLB of Indianapolis and Cincinnati. The Corporation’s investments in the FHLB of Des Moines, Indianapolis and Cincinnati could be adversely impacted by the financial operations of the Federal Home Loan Banks and actions of their regulator, the Federal Housing Finance Agency. The amount of FRB stock that TCF Bank is required to hold is based on TCF Bank’s capital structure. We periodically evaluate investments for other than temporary impairment. There was no impairment of these investments in 2019, 2018 and 2017.

Note 6. Investment Securities

The amortized cost and fair value of investment securities were as follows:

	Investment Securities Available-for-sale, At Fair Value
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2019
Debt securities:
Government and government-sponsored enterprises	$235,045	$18	$678	$234,385
Obligations of states and political subdivisions	852,096	12,446	687	863,855
Mortgage-backed securities:
Residential agency	4,492,427	68,797	6,103	4,555,121
Residential non-agency	374,046	1,166	616	374,596
Commercial agency	645,814	8,639	2,049	652,404
Commercial non-agency	39,398	17	205	39,210

Total mortgage-backed debt securities	5,551,685	78,619	8,973	5,621,331
Corporate debt and trust preferred securities	451	—	21	430

Total investment securities available-for-sale	$6,639,277	$91,083	$10,359	$6,720,001

At December 31, 2018
Debt securities:
Obligations of states and political subdivisions	$566,304	$46	$9,479	$556,871
Mortgage-backed securities:
Residential agency	1,845,451	8,026	26,728	1,826,749
Residential non-agency	4	—	—	4
Commercial agency	85,245	1,196	—	86,441

Total mortgage-backed debt securities	1,930,700	9,222	26,728	1,913,194

Total investment securities available-for-sale	$2,497,004	$9,268	$36,207	$2,470,065

	Investment Securities Held-to-Maturity
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2019
Residential agency mortgage-backed securities	$135,769	$5,576	$177	$141,168
Corporate debt and trust preferred securities	3,676	—	—	3,676

Total investment securities held-to-maturity	$139,445	$5,576	$177	$144,844

At December 31, 2018
Residential agency mortgage-backed securities	$146,052	$1,460	$1,045	$146,467
Corporate debt and trust preferred securities	2,800	—	—	2,800

Total investment securities held-to-maturity	$148,852	$1,460	$1,045	$149,267

Gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time the securities were in a continuous loss position were as follows:

	At December 31, 2019
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available-for-sale
Debt securities:
Government and government sponsored enterprises	$226,177	$678	$—	$—	$226,177	$678
Obligations of states and political subdivisions	60,639	687	—	—	60,639	687
Mortgage-backed securities:
Residential agency	667,511	3,586	200,534	2,517	868,045	6,103
Residential non-agency	140,403	616	—	—	140,403	616
Commercial agency	176,880	2,049	—	—	176,880	2,049
Commercial non-agency	25,560	205	—	—	25,560	205

Total mortgage-backed debt securities	1,010,354	6,456	200,534	2,517	1,210,888	8,973
Corporate debt and trust preferred securities	430	21	—	—	430	21

Total investment securities available-for-sale	$1,297,600	$7,842	$200,534	$2,517	$1,498,134	$10,359

Investment securities held-to-maturity
Residential agency mortgage-backed securities	$7,116	$72	$9,209	$105	$16,325	$177

Total investment securities held-to-maturity	$7,116	$72	$9,209	$105	$16,325	$177

	At December 31, 2018
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available-for-sale
Debt securities:
Obligations of states and political subdivisions	$3,620	$—	$526,817	$9,479	$530,437	$9,479
Residential agency mortgage-backed securities	102,709	184	838,482	26,544	941,191	26,728

Total investment securities available-for-sale	$106,329	$184	$1,365,299	$36,023	$1,471,628	$36,207

Investment securities held-to-maturity
Residential agency mortgage-backed securities	$3,074	$14	$31,738	$1,031	$34,812	$1,045

Total investment securities held-to-maturity	$3,074	$14	$31,738	$1,031	$34,812	$1,045

At December 31, 2019 there were 517 investment securities in an unrealized loss position. We have assessed each investment security with unrealized losses for credit impairment. As part of that assessment we evaluated and concluded that it is more-likely-than-not that we will not be required and do not intend to sell any of the investment securities prior to recovery of the amortized cost. Unrealized losses on investment securities were primarily due to changes in interest rates.

The gross gains and losses on sales of investment securities were as follows:

	Year Ended December 31,
(In thousands)	2019	2018	2017
Gross realized gains	$10,877	$1,148	$—
Gross realized losses	3,491	1,021	—
Recoveries on previously impaired investment securities held-to-maturity	39	221	237

Net gains on investment securities	$7,425	$348	$237

The amortized cost and fair value of investment securities by final contractual maturity were as follows. Securities with multiple maturity dates are classified in the period of final maturity. The final contractual maturities do not consider possible prepayments and therefore expected maturities may differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2019		At December 31, 2018
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment Securities Available-for-Sale
Due in one year or less	$66,124	$66,112	$—	$—
Due in 1-5 years	191,364	192,065	24,464	24,375
Due in 5-10 years	547,813	555,523	509,832	503,768
Due after 10 years	5,833,976	5,906,301	1,962,708	1,941,922

Total investment securities available-for-sale	$6,639,277	$6,720,001	$2,497,004	$2,470,065

Investment Securities Held-to-Maturity
Due in 1-5 years	$3,550	$3,550	$2,400	$2,400
Due in 5-10 years	58	64	430	432
Due after 10 years	135,837	141,230	146,022	146,435

Total investment securities held-to-maturity	$139,445	$144,844	$148,852	$149,267

At December 31, 2019 and 2018, investment securities with a carrying value of $627.0 million and $1.6 million, respectively, were pledged as collateral to secure certain deposits and borrowings.

Note 7. Loans and Leases

Loans and leases were as follows:

	At December 31,
(In thousands)	2019	2018
Commercial loan and lease portfolio:
Commercial and industrial	$11,439,602	$6,298,240
Commercial real estate	9,136,870	2,830,705
Lease financing	2,699,869	2,530,163

Total commercial loan and lease portfolio	23,276,341	11,659,108

Consumer loan portfolio:
Residential mortgage	6,179,805	2,335,835
Consumer installment	1,542,411	2,003,572
Home equity	3,498,907	3,074,505

Total consumer loan portfolio	11,221,123	7,413,912

Total loans and leases(1)	$34,497,464	$19,073,020

(1)

Loans and leases are reported at historical cost including net direct fees and costs associated with originating and acquiring loans and leases, lease residuals, unearned income and unamortized purchase premiums and discounts. The aggregate amount of these loan and lease adjustments was a net deferred cost of $201.5 million and $1.5 million at December 31, 2019 and 2018, respectively.

Acquired Loans and Leases The Corporation acquired loans and leases at fair value in the Merger and in previous acquisitions completed by Legacy TCF. Certain loans acquired were classified as PCI and are accounted for under ASC 310-30, which recognizes the expected shortfall of expected future cash flows, as compared to the contractual amount due, as nonaccretable difference. Any excess of the net present value of expected future cash flows over the acquisition date fair value is recognized as the accretable yield. The accretable yield is recognized over the expected remaining life of the acquired loan. In the event an acquired loan is renewed or extended, the loan continues to be accounted for as an acquired loan in accordance with ASC 310-30.

The carrying value and changes in accretable yield of all PCI loans were as follows:

	At or For Year Ended December 31,
(In thousands)	2019	2018
Balance of PCI loans, beginning of period	$3,817	$11,844
Accretable Yield
Balance, beginning of period	$961	$1,051
Addition attributable to the Merger	38,479	—
Accretion recognized in interest income	(11,453)	(215)
Net reclassification (to) from nonaccretable difference	10,091	370
Payments received	(10,445)	(245)

Balance, end of period	$27,633	$961

Balance of PCI loans, end of period	$246,786	$3,817

Leases Effective January 1, 2019, we adopted ASU No. 2016-02, Leases (Topic 842), and related ASUs on a modified retrospective basis, electing the practical expedients and optional transition method. As such, the following leasing disclosures include information at or for the year ended December 31, 2019.

The components of the net investment in direct financing and sales-type leases were as follows:

(In thousands)	At December 31, 2019
Carrying amount	$2,794,212
Unguaranteed residual assets	152,030
Net direct fees and costs and unearned income	(246,373)

Total net investment in direct financing and sales-type leases	$2,699,869

The carrying amount of the sales-type and direct financing leases subject to residual value guarantees was $277.1 million at December 31, 2019.

The components of total lease income were as follows:

(In thousands)	Year Ended December 31, 2019
Interest income—loans and leases:
Interest income on net investment in direct financing and sales-type leases	$131,547
Leasing revenue (noninterest income):
Lease income from operating lease payments	100,975
Profit (loss) recorded on commencement date on sales-type	35,694
Gain (losses) on sales of leased equipment	27,049

Leasing Revenue	163,718

Total lease income	$295,265

Lease financing equipment depreciation on equipment leased to others was $76.4 million and the net book value of equipment leased to others and related initial direct costs under operating leases was $289.7 million at December 31, 2019.

Undiscounted future minimum lease payments receivable for direct financing and sales-type leases, and a reconciliation to the carrying amount recorded at December 31, 2019 were as follows:

(In thousands)
2020	$298,172
2021	432,641
2022	553,109
2023	588,042
2024	528,749
Thereafter	257,911
Equipment under leases not yet commenced	47,141

Total undiscounted future minimum lease payments receivable for direct financing and sales-type leases	2,705,765
Third-party residual value guarantees	88,447

Total carrying amount of direct financing and sales-type leases	$2,794,212

Undiscounted future minimum lease payments expected to be received for operating leases at December 31, 2019 were as follows:

(In thousands)
2020	$75,507
2021	54,274
2022	31,494
2023	14,405
2024	5,283
Thereafter	3,674

Total undiscounted future minimum lease payments	$184,637

Loan Sales The following table summarizes the net gains on sales of loans and leases. We retain servicing on a majority of loans sold. See “Note 11. Loan Servicing Rights” for further information.

	Year Ended December 31,
(In millions)	2019	2018	2017
Sale proceeds, net	$2,951,445	$1,275,960	$1,899,430
Recorded investment in loans and leases sold, including accrued interest	2,888,408	1,238,018	1,837,500
Loss on transfer of loans to held-for-sale, interest-only strips at initial value and other	(36,729)	(4,247)	(16,612)

Net gains on sales of loans and leases	$26,308	$33,695	$45,318

During the fourth quarter of 2019, we completed the sale of the Legacy TCF auto finance portfolio of $1.1 billion, which had been included within loans held-for-sale at September 30, 2019, resulting in a $27.5 million loss for the year, included in net gains on sales of loans and leases.

The remaining interest-only strips on the balance sheet related to loan sales were as follows:

	At December 31,
(In thousands)	2019	2018
Interest-only strips	$12,813	$16,835

We recorded $62 thousand, $661 thousand and $1.6 million of impairment charges on interest-only strips in 2019, 2018 and 2017, respectively.

The Corporation’s agreements to sell consumer loans typically contain certain representations, warranties and covenants regarding the loans sold or securitized. These representations, warranties and covenants generally relate to, among other things, the ownership of the loan, the validity, priority and perfection of the lien securing the loan, accuracy of information supplied to the buyer or investor, the loan’s compliance with the criteria set forth in the agreement, the manner in which the loans will be serviced, payment delinquency and compliance with applicable laws and regulations. These agreements generally require the repurchase of loans or indemnification in the event we breach these representations, warranties or covenants and such breaches are not cured. In addition, some agreements contain a requirement to repurchase loans as a result of early payoffs by the borrower, early payment default of the borrower or the failure to obtain valid title. Losses related to repurchases pursuant to such representations, warranties and covenants were immaterial for 2019, 2018 and 2017.

Note 8. Allowance for Loan and Lease Losses and Credit Quality

The rollforwards of the allowance for loan and lease losses were as follows:

	At or For the Year Ended December 31, 2019
(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Loans and Leases
Balance, beginning of period	$80,017	$77,429	$157,446
Charge-offs	(50,480)	(47,455)	(97,935)
Recoveries	23,653	6,731	30,384

Net (charge-offs) recoveries	(26,827)	(40,724)	(67,551)

Provision for credit losses	17,492	47,790	65,282
Other(1)	(42,110)	(15)	(42,125)

Balance, end of period	$28,572	$84,480	$113,052

	At or For the Year Ended December 31, 2018
(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Loans and Leases
Balance, beginning of period	$98,085	$72,956	$171,041
Charge-offs	(64,520)	(20,208)	(84,728)
Recoveries	26,487	3,216	29,703

Net (charge-offs) recoveries	(38,033)	(16,992)	(55,025)

Provision for credit losses	24,851	21,917	46,768
Other(1)	(4,886)	(452)	(5,338)

Balance, end of period	$80,017	$77,429	$157,446

	At or For the Year Ended December 31, 2017
(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Loans and Leases
Balance, beginning of period	$92,292	$67,977	$160,269
Charge-offs	(59,831)	(19,261)	(79,092)
Recoveries	30,916	3,736	34,652

Net (charge-offs) recoveries	(28,915)	(15,525)	(44,440)

Provision for credit losses	47,911	20,532	68,443
Other(1)	(13,203)	(28)	(13,231)

Balance, end of period	$98,085	$72,956	$171,041

(1)	Primarily includes the transfer of the allowance for loan and lease losses to loans and leases held-for-sale.

The allowance for loan and lease losses and loans and leases outstanding by type of allowance methodology were as follows:

	At December 31, 2019
(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Loans and Leases
Allowance for loan and lease losses:
Collectively evaluated for impairment	$26,430	$75,756	$102,186
Individually evaluated for impairment	1,468	5,769	7,237
Loans acquired with deteriorated credit quality	674	2,955	3,629

Total	$28,572	$84,480	$113,052

Loans and leases outstanding:
Collectively evaluated for impairment	$11,087,534	$22,986,607	$34,074,141
Individually evaluated for impairment	60,694	115,843	176,537
Loans acquired with deteriorated credit quality	72,895	173,891	246,786

Total	$11,221,123	$23,276,341	$34,497,464

	At December 31, 2018
(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Loans and Leases
Allowance for loan and lease losses:
Collectively evaluated for impairment	$57,113	$68,140	$125,253
Individually evaluated for impairment	22,904	9,289	32,193

Total	$80,017	$77,429	$157,446

Loans and leases outstanding:
Collectively evaluated for impairment	$7,285,753	$11,587,372	$18,873,125
Individually evaluated for impairment	128,159	67,919	196,078
Loans acquired with deteriorated credit quality	—	3,817	3,817

Total	$7,413,912	$11,659,108	$19,073,020

Accruing and Nonaccrual Loans and Leases The Corporation’s key credit quality indicator is the receivable’s payment performance status, defined as accruing or nonaccruing. Nonaccrual loans and leases are those which management believes have a higher risk of loss. Delinquent balances are determined based on the contractual terms of the loan or lease. Loans and leases that are over 60 days delinquent have a higher potential to become nonaccrual and generally are a leading indicator for future charge-off trends. The Corporation’s accruing and nonaccrual loans and leases were as follows:

	At December 31, 2019
(In thousands)	Current	30-89 Days Delinquent and Accruing	90 Days or More Delinquent and Accruing	Total Accruing	Nonaccrual	Total
Commercial loan and lease portfolio:
Commercial and industrial	$11,283,832	$29,780	$331	$11,313,943	$53,812	$11,367,755
Commercial real estate	8,993,360	10,291	1,440	9,005,091	29,735	9,034,826
Lease financing	2,662,354	24,657	1,901	2,688,912	10,957	2,699,869

Total commercial loan and lease portfolio	22,939,546	64,728	3,672	23,007,946	94,504	23,102,450
Consumer loan portfolio:
Residential mortgage	6,056,817	17,245	559	6,074,621	38,577	6,113,198
Consumer installment	1,536,714	4,292	108	1,541,114	714	1,541,828
Home equity	3,434,771	22,568	—	3,457,339	35,863	3,493,202

Total consumer loan portfolio	11,028,302	44,105	667	11,073,074	75,154	11,148,228

PCI loans(1)	217,206	3,843	25,737	246,786	$—	246,786

Total	$34,185,054	$112,676	$30,076	$34,327,806	$169,658	$34,497,464

(1)

PCI loans that are not performing in accordance with contractual terms are not reported as nonaccrual because these loans were recorded at their net realizable value based on the principal and interest TCF expects to collect on these loans.

	At December 31, 2018
(In thousands)	Current	30-89 Days Delinquent and Accruing	90 Days or More Delinquent and Accruing	Total Accruing	Nonaccrual	Total
Commercial loan and lease portfolio:
Commercial and industrial	$6,253,949	$13,653	$760	$6,268,362	$26,061	$6,294,423
Commercial real estate	2,826,187	—	—	2,826,187	4,518	2,830,705
Lease financing	2,498,811	21,477	1,882	2,522,170	7,993	2,530,163

Total commercial loan and lease portfolio	11,578,947	35,130	2,642	11,616,719	38,572	11,655,291
Consumer loan portfolio:
Residential mortgage	2,291,435	10,014	1,275	2,302,724	33,111	2,335,835
Consumer installment	1,951,302	40,340	3,349	1,994,991	8,581	2,003,572
Home equity	3,042,968	5,883	—	3,048,851	25,654	3,074,505

Total consumer loan portfolio	7,285,705	56,237	4,624	7,346,566	67,346	7,413,912

PCI loans(1)	3,639	—	178	3,817	$—	3,817

Total	$18,868,291	$91,367	$7,444	$18,967,102	$105,918	$19,073,020

(1)

PCI loans that are not performing in accordance with contractual terms are not reported as nonaccrual because these loans were recorded at their net realizable value based on the principal and interest TCF expects to collect on these loans.

In addition to the receivables payment performance status, credit quality is also analyzed using risk categories, which vary based on the size and type of credit risk exposure and additionally measure liquidity, debt capacity, coverage and payment behavior as shown in the borrower’s financial statements. The risk categories also measure the quality of the borrower’s management and the repayment support offered by any guarantors. Loan and lease credit classifications are derived from standard regulatory rating definitions, which include: pass, special mention, substandard, doubtful and loss. Substandard and doubtful loans and leases have well-defined weaknesses, but may never result in a loss.

The following schedule presents the recorded investment of loans and leases by credit risk categories.

(In thousands)	Pass	Special Mention	Substandard	Total
At December 31, 2019
Commercial loan and lease portfolio:
Commercial and industrial	$10,930,939	$315,097	$193,566	$11,439,602
Commercial real estate	8,891,361	170,114	75,395	9,136,870
Lease financing	2,646,874	28,091	24,904	2,699,869

Total commercial loan and lease portfolio	22,469,174	513,302	293,865	23,276,341

Consumer loan portfolio:
Residential mortgage	6,135,096	565	44,144	6,179,805
Consumer installment	1,541,524	—	887	1,542,411
Home equity	3,457,292	456	41,159	3,498,907

Total consumer loan portfolio	11,133,912	1,021	86,190	11,221,123

Total loans and leases	$33,603,086	$514,323	$380,055	$34,497,464

At December 31, 2018
Commercial loan and lease portfolio:
Commercial and industrial	$6,033,321	$158,296	$106,623	$6,298,240
Commercial real estate	2,792,103	12,864	25,738	2,830,705
Lease financing	2,480,964	25,195	24,004	2,530,163

Total commercial loan and lease portfolio	11,306,388	196,355	156,365	11,659,108

Consumer loan portfolio:
Residential mortgage	2,294,740	3,606	37,489	2,335,835
Consumer installment	1,981,844	1,302	20,426	2,003,572
Home equity	3,043,296	3,747	27,462	3,074,505

Total consumer loan portfolio	7,319,880	8,655	85,377	7,413,912

Total loans and leases	$18,626,268	$205,010	$241,742	$19,073,020

Troubled Debt Restructurings In certain circumstances, the Corporation may consider modifying the terms of a loan for economic or legal reasons related to the customer’s financial difficulties. If the Corporation grants a concession, the modified loan is classified as a troubled debt restructuring (“TDR”). TDRs typically involve a deferral of the principal balance of the loan, a reduction of the stated interest rate of the loan or, in certain limited circumstances, a reduction of the principal balance of the loan or the loan’s accrued interest. All loans classified as TDR loans are considered to be impaired.

The following table presents the recorded investment of loan modifications first classified as TDRs during the periods presented:

	Year Ended December 31,
	2019		2018		2017
(In thousands)	Pre- modification Investment	Post- modification Investment	Pre- modification Investment	Post- modification Investment	Pre- modification Investment	Post- modification Investment
Commercial loan and lease portfolio:
Commercial and industrial	$5,347	$5,347	$7,253	$7,253	$10,266	$10,241
Commercial real estate	35,997	35,997	5,228	5,228	3,077	3,077

Total commercial loan and lease portfolio	41,344	41,344	12,481	12,481	13,343	13,318

Consumer loan portfolio:
Residential mortgage	6,053	5,912	5,333	5,259	7,666	7,480
Consumer installment	217	183	1,052	1,052	892	892
Home equity	4,144	4,089	2,182	2,181	2,169	2,157

Total consumer loan portfolio	10,414	10,184	8,567	8,492	10,727	10,529

Total	$51,758	$51,528	$21,048	$20,973	$24,070	$23,847

The following table presents TDR loans:

	At December 31, 2019			At December 31, 2018
(In thousands)	Accruing TDR Loans	Nonaccrual TDR Loans	Total TDR Loans	Accruing TDR Loans	Nonaccrual TDR Loans	Total TDR Loans
Commercial loan and lease portfolio	$12,986	$5,356	$18,342	$12,665	$6,153	$18,818
Consumer loan portfolio	12,403	14,875	27,278	85,794	22,554	108,348

Total	$25,389	$20,231	$45,620	$98,459	$28,707	$127,166

Commitments to lend additional funds to borrowers whose terms have been modified in TDRs were $638 thousand at both December 31, 2019 and December 31, 2018.

Loan modifications to troubled borrowers are no longer disclosed as TDR loans in the calendar years after modification if the loans were modified to an interest rate equal to or greater than the yields of new loan originations with comparable risk at the time of restructuring and if the loan is performing based on the restructured terms; however, these loans are still considered impaired and follow the Corporation’s impaired loan reserve policies.

The following table summarizes the TDR loans that defaulted during the periods presented that were modified during the respective reporting period or within one year of the beginning of the respective reporting period. The Corporation considers a loan to have defaulted when under the modified terms it becomes 90 or more days delinquent, has been transferred to nonaccrual status, has been charged down or has been transferred to other real estate owned or repossessed and returned assets.

	Year Ended December 31,
(In thousands)	2019	2018	2017
Defaulted TDR loan balances modified during the applicable period
Commercial loan and lease portfolio:
Commercial and industrial	$956	$4,697	$555

Total commercial loan and lease portfolio	956	4,697	555

Consumer loan portfolio:
Residential mortgage	1,325	3,258	2,819
Consumer installment	1,555	1,436	1,169
Home equity	401	558	841

Total consumer loan portfolio	3,281	5,252	4,829

Defaulted TDR loan balances	$4,237	$9,949	$5,384

Impaired Loans and Leases Effective January 1, 2019, in conjunction with the adoption of ASU No. 2016-02, Leases (Topic 842) and related ASUs, the Corporation considers impaired loans and leases to include nonaccrual commercial loans and leases, as well as all commercial and consumer TDR loans. Previously, the Corporation did not include impaired leases within the following tables. For purposes of this disclosure, PCI loans have been excluded. In the following table, the balance of impaired loans and leases represents the amount recorded within loans and leases on the Consolidated Statements of Financial Condition, whereas the unpaid contractual balance represents the balances legally owed by the borrowers.

Information on impaired loans and leases at December 31, 2019 and information on impaired loans at December 31, 2018 was as follows:

	At December 31, 2019			At December 31, 2018
(In thousands)	Unpaid Contractual Balance	Loan and Lease Balance	Related Allowance Recorded	Unpaid Contractual Balance	Loan Balance	Related Allowance Recorded
Impaired loans and leases with an allowance recorded:
Commercial loan and lease portfolio:
Commercial and industrial	$20,069	$20,090	$2,844	$35,444	$32,326	$6,354
Commercial real estate	4,225	3,962	333	4,905	4,474	1,108
Lease financing	10,956	10,956	2,592	—	—	—

Total commercial loan and lease portfolio	35,250	35,008	5,769	40,349	36,800	7,462

Consumer loan portfolio:
Residential mortgage	24,297	22,250	1,030	63,004	60,172	17,216
Consumer installment	—	—	—	919	647	81
Home equity	9,418	8,791	438	27,386	25,836	5,288

Total consumer loan portfolio	33,715	31,041	1,468	91,309	86,655	22,585

Total impaired loans and leases with an allowance recorded	68,965	66,049	7,237	131,658	123,455	30,047

Impaired loans and leases without an allowance recorded:
Commercial loan and lease portfolio:
Commercial and industrial	55,889	39,098	—	2,239	2,237	—
Commercial real estate	69,143	41,737	—	4,275	4,208	—

Total commercial loan and lease portfolio	125,032	80,835	—	6,514	6,445	—

Consumer loan portfolio:
Residential mortgage	31,142	22,594	—	11,636	9,494	—
Consumer installment	2,095	880	—	15,400	10,770	—
Home equity	24,709	6,179	—	10,620	1,429	—

Total consumer loan portfolio	57,946	29,653	—	37,656	21,693	—

Total impaired loans and leases without an allowance recorded	182,978	110,488	—	44,170	28,138	—

Total impaired loans and leases	$251,943	$176,537	$7,237	$175,828	$151,593	$30,047

The average balances of impaired loans and leases and interest income recognized on impaired loans and leases for the year ended December 31, 2019 and the average loan balance of impaired loans and interest income recognized on impaired loans for the years ended December 31, 2018 and December 31, 2017 were as follows:

	Year Ended December 31,
	2019		2018		2017
(In thousands)	Average Loan and Lease Balance	Interest Income Recognized	Average Loan Balance	Interest Income Recognized	Average Loan Balance	Interest Income Recognized
Impaired loans and leases with an allowance recorded
Commercial loan and lease portfolio:
Commercial and industrial	$26,208	$54	$29,285	$282	$20,260	$347
Commercial real estate	4,218	172	5,588	—	8,388	16
Lease financing	5,478	153	—	—	—	—

Total commercial loan and lease portfolio	35,904	379	34,873	282	28,648	363

Consumer loan portfolio:
Residential mortgage	41,211	1,942	68,850	1,653	89,247	2,125
Consumer installment	324	1	834	—	3,223	—
Home equity	17,313	849	29,327	1,609	43,932	2,111

Total consumer loan portfolio	58,848	2,792	99,011	3,262	136,402	4,236

Total impaired loans and leases with an allowance recorded	94,752	3,171	133,884	3,544	165,050	4,599

Impaired loans and leases without an allowance recorded
Commercial loan and lease portfolio:
Commercial and industrial	20,667	205	2,527	173	1,971	200
Commercial real estate	22,972	1,209	4,350	231	10,136	709

Total commercial loan and lease portfolio	43,639	1,414	6,877	404	12,107	909

Consumer loan portfolio:
Residential mortgage	16,044	983	9,923	655	11,428	896
Consumer installment	5,825	256	9,284	302	5,103	209
Home equity	3,804	174	1,553	216	1,864	463

Total consumer loan portfolio	25,673	1,413	20,760	1,173	18,395	1,568

Total impaired loans and leases without an allowance recorded	69,312	2,827	27,637	1,577	30,502	2,477

Total impaired loans and leases	$164,064	$5,998	$161,521	$5,121	$195,552	$7,076

Other Real Estate Owned and Repossessed and Returned Assets Other real estate owned, repossessed and returned assets and consumer real estate loans in process of foreclosure were as follows:

	At December 31,
(In thousands)	2019	2018
Other real estate owned	$34,256	$17,403
Repossessed and returned assets	8,045	14,574
Consumer real estate loans in process of foreclosure	17,758	15,540

On August 1, 2019, the Corporation acquired $14.6 million of other real estate owned and $338 thousand of repossessed and returned assets in connection with the Merger. Other real estate owned and repossessed and returned assets were written down $7.7 million, $3.4 million and $6.2 million in 2019, 2018 and 2017, respectively.

Note 9. Premises and Equipment, Net

Premises and equipment, net were as follows:

	At December 31,
(In thousands)	2019	2018
Land	$151,332	$144,754
Office buildings	334,673	268,495
Leasehold improvements	59,141	51,868
Furniture, equipment and computer software	440,678	404,743
Premises and equipment leased under finance leases	3,180	3,180

Subtotal	989,004	873,040
Accumulated depreciation and amortization	(455,866)	(445,506)

Premises and equipment, net	$533,138	$427,534

Depreciation and amortization expense related to premises and equipment was $75.3 million, $48.6 million and $45.9 million for 2019, 2018 and 2017, respectively.

Note 10. Goodwill and Other Intangible Assets

Goodwill was as follows:

	At December 31,
(In thousands)	2019	2018
Goodwill related to consumer banking segment	$764,389	$141,246
Goodwill related to commercial banking segment	535,489	13,511

Goodwill, net	$1,299,878	$154,757

The Corporation recorded goodwill in the amount of $1.1 billion related to the merger with Legacy TCF and Chemical completed on August 1, 2019. Goodwill was allocated to the appropriate reporting unit based on the relative fair value of assets acquired and deposits held by the reporting unit. This methodology allocates goodwill in proportion to the assets held by each reporting unit as well as incorporating the value of the funding source provided by the in place deposits. The reporting units aggregate between the Consumer Banking and Commercial Banking segments. See “Note 2. Merger” for further information. There was an impairment charge to goodwill of $73.0 million in 2017 related to the acquisition of Gateway One as a result of the Corporation’s decision to discontinue auto finance loan originations effective December 31, 2017. Goodwill related to Gateway One was fully impaired at December 31, 2017. There was no impairment of goodwill in 2019 and 2018.

The following table sets forth the carrying amount and accumulated amortization of intangible assets that are amortizable and arose from business combinations or other acquisitions.

(In thousands)	Core deposit intangibles	Program agreements	Non-compete agreements	Customer relationships	Total
At December 31, 2019
Gross carrying value	$141,232	$14,700	$9,000	$21,949	$186,881
Accumulated amortization	(11,016)	(1,031)	(5,618)	(848)	(18,513)

Net carrying amount	$130,216	$13,669	$3,382	$21,101	$168,368
At December 31, 2018
Gross carrying value	$3,049	$14,700	$9,250	$600	$27,599
Accumulated amortization	(2,502)	(408)	(3,643)	(550)	(7,103)

Net carrying amount	$547	$14,292	$5,607	$50	$20,496

There was no impairment of other intangible assets in 2019 and 2018. There was an impairment charge of $368 thousand in 2017 related to the customer relationships intangible asset attributable to Gateway One as a result of the Corporation’s decision to discontinue auto finance loan originations effective December 31, 2017. The Gateway One customer relationships intangible asset was fully impaired at December 31, 2017 and written off in 2018.

Amortization expense for intangible assets was $11.7 million, $3.4 million and $2.0 million for 2019, 2018 and 2017, respectively.

The estimated future amortization expense on intangible assets for the next five years is as follows:

(In thousands)	Total
2020	$21,992
2021	20,136
2022	18,180
2023	16,868
2024	16,161

On August 1, 2019, the Corporation completed the merger with Chemical. As a result, the Corporation recorded $159.5 million in intangible assets consisting of core deposits and customer relationships intangibles. See “Note 2. Merger” for further information.

Note 11. Loan Servicing Rights

Information regarding LSRs was as follows:

	At December 31,
(in thousands)	2019	2018	2017
Balance, beginning of period	$23	$25	$30
Acquired in the Merger	59,567	—	—
New servicing assets created	4,969	7	4
Impairment (charge) recovery	(3,882)	—	—
Amortization	(4,364)	(9)	(9)

Balance, end of period	$56,313	$23	$25

Valuation allowance, end of period	$(3,882)	—	—

Loans serviced for others that have servicing rights capitalized, end of period	$6,566,892	—	—

Total loan servicing, late fee and other ancillary fee income, included in servicing fee income, related to loans serviced for others that have servicing rights capitalized was $7.0 million for December 31, 2019.

Note 12. Operating Lease Right-of-Use Assets and Liabilities

Operating lease right-of-use assets, included in other assets, were $118.7 million at December 31, 2019. Operating lease liabilities, included in other liabilities, were $138.4 million at December 31, 2019. In connection with the Merger, the Corporation recorded $39.8 million and $41.6 million of operating lease right-of-use assets and operating lease liabilities, respectively. Undiscounted future minimum operating lease payments and a reconciliation to the amount recorded as operating lease liabilities at December 31, 2019 were as follows:

(In thousands)
2020	$32,819
2021	24,635
2022	19,707
2023	16,943
2024	15,332
Thereafter	43,958

Total undiscounted future minimum operating lease payments	153,394
Discount	(15,001)

Total operating lease liabilities	$138,393

As of December 31, 2019, the Corporation had approximately $233.6 million in additional leases for real property that have not yet commenced and are excluded from the operating lease liability table above. Of this amount, $231.6 million was related to a lease agreement for the Corporation’s new headquarters building in Detroit, Michigan signed on May 31, 2019 by Legacy Chemical, with an organization 50% owned by indirect related parties. The new headquarter lease has a term of 22.5 years commencing January 1, 2022 with renewal options.

The weighted-average discount rate and remaining lease term for operating leases was as follows:

At December 31, 2019
Weighted-average discount rate	2.67%
Weighted-average remaining lease term (years)	6.8 years

The components of total lease cost for operating leases, included in occupancy and equipment noninterest expense, were as follows:

(In thousands)	Year Ended December 31, 2019
Lease expense	$39,724
Short-term and variable lease cost	732
Sublease income	(1,716)

Total lease cost for operating leases	$38,740

Supplemental cash flow information related to operating leases was as follows:

(In thousands)	Year Ended December 31, 2019
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$131,305
Cash paid for amounts included in the measurement of lease liabilities—operating	33,231

Note 13. Investments in Qualified Affordable Housing Projects, Federal Historic Projects and New Market Tax Credits

The Corporation invests in qualified affordable housing projects, federal historic projects, and new market tax credits for the purposes of community reinvestment and to obtain tax credits. Return on the Corporation’s investment in these projects comes in the form of pass-through tax credits and tax losses. The carrying value of the investments is included in other assets. The Corporation primarily utilizes the proportional amortization method to account for investments in qualified affordable housing projects and the equity method to account for investments in other tax credit projects.

Under the proportional amortization method, the Corporation amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits. The Corporation recognized amortization expense of investments in qualified affordable housing projects of $13.3 million, $9.9 million and $9.6 million for the years ended December 31, 2019, 2018 and 2017, respectively. Amortization expense was offset by tax credits and other tax benefits of $16.6 million, $11.6 million and $12.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. The Corporation’s remaining investment in qualified affordable housing projects accounted for under the proportional amortization method totaled $195.8 million at December 31, 2019 and $90.9 million at December 31, 2018.

Under the equity method, the Corporation’s share of the earnings or losses is included in other noninterest expense. The Corporation’s remaining investment in federal historic projects, all of which were acquired in the Merger, totaled $43.6 million at December 31, 2019. During the year ended December 31, 2019, $4.6 million of income tax benefit was recognized due to the federal historic tax credits, which was partially offset by amortization expense, inclusive of impairment, of $4.0 million.

The Corporation’s unfunded equity contributions relating to investments in qualified affordable housing projects, federal historic projects and new market tax credits are included in other liabilities. The Corporation’s remaining unfunded equity contributions totaled $131.3 million at December 31, 2019 and $56.2 million at December 31, 2018.

Management analyzes these investments for potential impairment when events or changes in circumstances indicate that it is more-likely-than-not that the carrying amount of the investment will not be realized. An impairment loss is measured as the amount by which the carrying amount of an investment exceeds its fair value.

Note 14. Deposits

Deposits were as follows:

	At December 31,
	2019		2018
(Dollars in thousands)	Amount	Year-to-Date Weighted-average Rate	Amount	Year-to-Date Weighted-average Rate
Checking:
Noninterest bearing	$7,948,637	—%	$3,921,710	—%
Interest bearing	5,966,178	0.36	2,459,617	0.03

Total checking	13,914,815	0.15	6,381,327	0.01
Savings	8,521,093	0.72	6,122,257	0.36
Money market	4,576,999	1.38	1,609,422	0.75
Certificates of deposit	7,455,556	2.01	4,790,680	1.54

Total deposits	$34,468,463	0.88%	$18,903,686	0.59%

Excluded from total deposits are account overdrafts which have been classified as loans. At December 31, 2019 and 2018, overdrafts totaled $19.0 million and $9.6 million, respectively.

Scheduled maturities for certificates of deposits, including Certificate of Deposit Account Registry Service (“CDARS”) deposits, IRA deposits and brokered deposits at December 31, 2019 were as follows:

(In thousands)
2020	$6,503,237
2021	504,528
2022	326,592
2023	64,463
2024	46,723
Thereafter	10,013

Total	$7,455,556

The aggregate amount of certificates of deposit with balances equal to or greater than the Federal Deposit Insurance Corporation insurance limit of $250,000 was $2.2 billion and $782.4 million at December 31, 2019 and 2018, respectively.

Note 15. Borrowings

TCF Bank is a member of the FHLB, which provides short- and long-term funding collateralized by mortgage related assets to its members.

Collateralized deposits include TCF Bank’s Repurchase Investment Sweep Agreement product collateralized by mortgage-backed securities, and funds deposited by customers that are collateralized by investment securities owned by TCF Bank, as these deposits are not covered by FDIC insurance.

Short-term borrowings (borrowings with an original maturity of less than one year) were as follows:

	At December 31, 2019		At December 31, 2018
(Dollars in thousands)	Amount	Weighted- average Rate	Amount	Weighted- average Rate
FHLB advances	$2,450,000	1.85%	$—	—%
Collateralized deposits	219,145	0.64	—	—

Total short-term borrowings	$2,669,145	1.75%	$—	—%

On August 5, 2019, TCF Financial entered into a $50.0 million unsecured 364-day revolving credit facility bearing interest at the then applicable Eurocurrency Rate plus 150 basis points, available to be used, as needed, to fund growth, common stock repurchases or other general corporate purposes. The revolving credit facility contains covenants related to certain thresholds that must be maintained related to various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on levels of indebtedness. TCF Financial had no outstanding balance under the revolving credit facility and was in compliance with all covenants at December 31, 2019.

Long-term borrowings were as follows:

		At December 31, 2019	At December 31, 2018
(Dollars in thousands)	Stated Rate	Amount	At Amount
FHLB advances due 2020 to 2025 (1)(2)	1.30% - 2.72%	$1,822,058	$1,100,000
Subordinated debt:
Subordinated debt obligation due 2022	6.25%	109,338	109,095
Subordinated debt obligation due 2025	4.60%	148,681	148,461
Subordinated debt obligation due 2029	4.13%	148,657	—
Subordinated debt securities due 2032-2035 (3)(4)	3.54% - 5.34%	19,021	—
Hedge related adjustment		2,773	(4,165)

Total subordinated debt obligations		428,470	253,391

Discounted lease rentals due 2020 to 2024	2.64% - 6.50%	100,882	92,976
Finance lease obligation due 2038	3.73%	3,038	3,105

Total long-term borrowings		$2,354,448	$1,449,472

(1)	Includes the current portion of FHLB advances of $110.0 million at December 31, 2019.
(2)	The December 31, 2019 balance includes advances payable of $1.81 billion and purchase accounting premiums of $12.1 million.
(3)	The December 31, 2019 balance includes advances payable of $20.6 million and purchase accounting discounts of $1.6 million.
(4)	Floating-rate based on three-month LIBOR plus 1.45% - 3.25%.

FHLB Advances As a result of the Merger, the Corporation assumed long-term FHLB advances. These long-term FHLB advances have maturity dates ranging from 2020 to 2025 and carried interest rates ranging from 1.30% to 2.72% at December 31, 2019. FHLB advances are collateralized by residential mortgage and commercial real estate loans.

Subordinated Debt Obligations As a result of the Merger, the Corporation assumed subordinated debt securities totaling $19.0 million. Included in the obligations assumed in the Merger were $5.6 million of obligations due in 2032 with a carrying interest rate based on the three-month LIBOR plus 3.25% and $13.4 million of obligations due in 2034 and 2035 with carrying interest rates based on the three-month LIBOR plus 1.45% to 2.85%.

On July 2, 2019, TCF Bank issued $150.0 million of fixed-to-floating rate subordinated notes (the “2029 Notes”) at par. The fixed-to-floating rate subordinated notes, due July 2, 2029, bear an initial interest rate of 4.125% per annum, payable semi-annually in arrears on January 2 and July 2, commencing on January 2, 2020. The 2029 Notes are redeemable at TCF Bank’s option beginning on July 2, 2024. Effective July 2, 2024, the interest rate will reset quarterly to an annual interest rate equal to the then-current three-month LIBOR rate plus 237.5 basis points, payable quarterly in arrears on January 2, April 2, July 2 and October 2, commencing on October 2, 2024. TCF Bank incurred issuance costs of $1.5 million that are amortized as interest expense to the call date in 2024 using the effective interest method.

At December 31, 2019, TCF Bank had pledged loans secured by consumer and commercial real estate and FHLB stock with an aggregate carrying value of $10.5 billion. At December 31, 2019, $1.5 billion of the FHLB advances outstanding were prepayable at the Corporation’s option.

The contractual maturities of long-term borrowings at December 31, 2019 were as follows:

(In thousands)
2020	$315,100
2021	1,321,934
2022	146,005
2023	26,308
2024	11,003
Thereafter	534,098

Total long-term borrowings	$2,354,448

Note 16. Income Taxes

Applicable income taxes in the Consolidated Statements of Income were as follows:

(In thousands)	Current	Deferred	Total
Year Ended December 31, 2019:
Federal	$(8,471)	$40,038	$31,567
State	23,154	(9,564)	13,590
Foreign	5,148	(64)	5,084

Total	$19,831	$30,410	$50,241

Year Ended December 31, 2018:
Federal	$9,424	$54,858	$64,282
State	13,251	3,722	16,973
Foreign	4,435	406	4,841

Total	$27,110	$58,986	$86,096

Year Ended December 31, 2017:
Federal	$14,384	$(62,913)	$(48,529)
State	237	9,340	9,577
Foreign	5,484	(156)	5,328

Total	$20,105	$(53,729)	$(33,624)

Reconciliations to the Corporation’s effective income tax rates from the statutory federal income tax rates were as follows:

	Year Ended December 31,
	2019	2018	2017
Federal income tax rate	21.00%	21.00%	35.00%
Increase (decrease) resulting from:
Tax basis adjustment	(3.30)	—	—
State income tax, net of federal tax	3.01	3.34	3.92
Tax credit investments	(1.94)	(0.34)	(0.89)
Tax-exempt income	(1.74)	(1.64)	(3.86)
Merger deferred tax reprice	(1.59)	—	—
State tax settlements, net of federal tax	(1.40)	—	(1.38)
Non-controlling interest tax effect	(0.67)	(0.59)	(1.45)
Stock compensation	(0.64)	(0.64)	(1.15)
Tax reform effects, net	—	(0.26)	(53.29)
Nondeductible goodwill impairment effect	—	—	10.43
Other, net	1.34	0.56	(1.05)

Effective income tax rate	14.07%	21.43%	(13.72)%

As a result of the Tax Cuts and Jobs Act, enacted on December 22, 2017 (“Tax Reform”), the Corporation recorded a reasonable estimate of a net tax benefit of $130.7 million in its consolidated financial statements for 2017, primarily resulting from the re-measurement of the Corporation’s estimated net deferred tax liability. Certain of these amounts were provisional in nature, as all the information necessary to record more precise amounts was not available, prepared or analyzed for 2017. The Corporation recorded an additional net tax benefit of $1.1 million in the second quarter of 2018 for the finalization of the provisional amounts recorded in 2017.

The Corporation considers its undistributed foreign earnings to be reinvested indefinitely. This position is based on management’s determination that cash held in the Corporation’s foreign jurisdictions is not needed to fund its U.S. operations and that it either has reinvested or has intentions to reinvest these earnings. While management currently intends to indefinitely reinvest all of the Corporation’s foreign earnings, should circumstances or tax laws change, the Corporation may need to record additional income tax expense in the period in which such determination or tax law change occurs.

Due to the shift to a worldwide territorial tax regime as part of Tax Reform, future repatriations of foreign earnings are no longer subject to U.S. federal income tax. However, these foreign earnings may be subject to foreign withholding taxes should they be distributed in the form of dividends. As of December 31, 2019, the estimated withholding taxes that could be due on these earnings was $4.7 million.

Reconciliations of the changes in unrecognized tax benefits were as follows:

	At or For the Year Ended December 31,
(In thousands)	2019	2018	2017
Balance, beginning of period	$5,872	$4,645	$4,690
Increases for tax positions related to the current year	444	903	200
Increases for tax positions related to prior years	445	1,438	86
Decreases for tax positions related to prior years	(1,498)	(970)	(331)
Settlements with taxing authorities	(2,479)	—	—
Decreases related to lapses of applicable statutes of limitation	(89)	(144)	—

Balance, end of period	$2,695	$5,872	$4,645

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $2.1 million and $3.7 million at December 31, 2019 and 2018, respectively. The Corporation recognizes increases and decreases for interest and penalties related to unrecognized tax benefits, where applicable, in income tax expense (benefit). The Corporation recognized approximately $400 thousand of tax benefit, $100 thousand of tax expense and $600 thousand of tax benefit for 2019, 2018 and 2017, respectively, related to interest and penalties. Interest and penalties of approximately $300 thousand and $700 thousand were accrued at December 31, 2019 and 2018, respectively.

The Corporation’s federal income tax returns are open and subject to examination for 2016 and later tax return years. The Corporation’s various state income tax returns are generally open for 2015 and later tax return years based on individual state statutes of limitation. The Corporation’s various foreign income tax returns are open and subject to examination for 2015 and later tax return years. Changes in the amount of unrecognized tax benefits within the next 12 months from normal expirations of statutes of limitation are not expected to be material.

The Corporation’s deferred tax assets and deferred tax liabilities were as follows:

	At December 31,
(In thousands)	2019	2018
Deferred tax assets:
Net operating losses and other carryforwards	$70,820	$20,591
Acquisition-related fair value adjustments	44,800	—
Stock compensation and deferred compensation plans	42,980	32,686
Allowance for loan and lease losses	25,178	33,546
Nonaccrual interest	6,209	637
Investment securities available-for-sale	—	9,235
Other	5,516	3,787

Deferred tax assets	195,503	100,482
Valuation allowance	(12,840)	(14,291)

Total deferred tax assets, net of valuation allowance	182,663	86,191

Deferred tax liabilities:
Lease financing	339,691	297,603
Goodwill and other intangibles	35,031	2,290
Premises and equipment	30,122	40,130
Investment securities available-for-sale	16,760	—
Loan servicing rights	12,989	—
Loan fees and discounts	10,098	17,465
Prepaid expenses	9,508	7,921
Other	7,862	7,319

Total deferred tax liabilities	462,061	372,728

Net deferred tax liabilities	$279,398	$286,537

The net operating losses and other carryforwards at December 31, 2019 consisted of federal net operating losses of $23.0 million that expire in 2026 through 2034, state net operating losses of $7.4 million that expire in 2020 through 2039, charitable contribution carryforwards of $3.4 million that expire in 2024, capital loss carryforwards of $200 thousand that expire in 2022, federal credit carryforwards of $19.5 million that expire in 2028 through 2039 and federal credit carryforwards of $5.0 million that do not expire. The valuation allowance against the Corporation’s deferred tax asset at December 31, 2019 consisted of state net operating losses of $12.3 million and capital loss carryforwards of $600 thousand. The valuation allowance at December 31, 2019 and 2018 principally applies to net operating losses and capital loss carryforwards that, in the opinion of management, are more-likely-than-not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

Note 17. Revenue from Contracts with Customers

The Corporation earns a variety of revenue, including interest and fees, from customers, as well as revenues from noncustomers. The majority of the Corporation’s sources of revenue are included in interest income and noninterest income and are outside of the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Other sources of revenue fall within the scope of ASC 606 and are mostly included in noninterest income.

The Corporation recognizes revenue when the performance obligations related to the transfer of goods or services under the terms of a contract are satisfied. Some obligations are satisfied at a point in time, while others are satisfied over a period of time. Revenue is recognized as the amount of consideration expected to be received in exchange for transferring goods or services to a customer and is segregated based on the nature of product and services offered as part of contractual arrangements. Revenue streams within the scope of ASC 606 are discussed below.

•

Fees and Service Charges on Deposit Accounts Fees and service charges on deposit accounts includes fees and other charges the Corporation receives to provide various services, including but not limited to, service charges on deposit accounts and other fees including account analysis fees, monthly service fees, overdraft services, transferring funds, and accepting and executing stop-payment orders. The Corporation’s performance obligation for account analysis fees and monthly service fees are generally satisfied and, therefore, revenue is recognized over the period in which the service is provided. Deposit account related fees are largely transactional based, and therefore, the performance obligation is satisfied and the related revenue is recognized at the point in time when the transaction occurs.

•

Wealth Management Revenue Wealth management revenue includes fee income generated from personal and institutional customers. The Corporation also provides investment management services. Revenue is recognized over the period of time the services are rendered. Wealth management revenue also includes commissions that are earned for placing a brokerage transaction for execution. Revenue is recognized once the transaction is completed and the Corporation is entitled to receive consideration.

•

Card and ATM Revenue Card and ATM revenue includes ATM surcharges and debit card related revenue. ATM surcharges and certain debit card fees are transactional based and, therefore, the performance obligation is satisfied and the related revenue is recognized at the point in time when the transaction occurs. Other debit card fees satisfied over a period of time are recognized over the period in which the service is provided.

•

Other Noninterest Income Other noninterest income includes wire transfer fees, safe deposit box income and check orders. The consideration includes both fixed (e.g., safe deposit box fees) and transaction (i.e., wire-transfer fee and check orders) fees. Fixed fees are recognized over the period of time the service is provided, while transaction fees are recognized when a specific service is rendered to the customer.

•

Net Foreclosed Real Estate and Repossessed Assets Expense Net foreclosed real estate and repossessed assets expense includes net gain or loss on sales of other real estate owned and repossessed assets. Revenue is recognized at the time the sale is complete and the Corporation is entitled to receive consideration, including sales that are seller financed as receipt of all payment is expected.

The following tables present total noninterest income segregated between contracts with customers within the scope of ASC 606 and those within the scope of other GAAP topics.

	Year Ended December 31, 2019
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$112,733	$4,924	$—	$10,203	$127,860
Wealth management revenue	2,204	—	—	8,209	10,413
Card and ATM revenue	81,465	6	—	5,750	87,221
Other noninterest income	241	9,280	14,573	215,944	240,038

Total	$196,643	$14,210	$14,573	$240,106	$465,532

Noninterest expense
Net foreclosed real estate and repossessed assets	$(1,088)	$546	$(18)	$14,083	$13,523

	Year Ended December 31, 2018
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$108,883	$4,224	$—	$135	$113,242
Card and ATM revenue	78,119	4	—	283	78,406
Other noninterest income	1,363	11,387	21,592	228,407	262,749

Total	$188,365	$15,615	$21,592	$228,825	$454,397

Noninterest expense
Net foreclosed real estate and repossessed assets	$—	$(246)	$—	$17,296	$17,050

	December 31, 2017
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$111,222	$4,176	$—	$169	$115,567
Card and ATM revenue	74,992	4	—	169	75,165
Other noninterest income	(5,766)	8,188	16,039	226,870	245,331

Total	$180,448	$12,368	$16,039	$227,208	$436,063

Noninterest expense
Net foreclosed real estate and repossessed assets	$—	$424	$—	$17,332	$17,756

Contract Balances A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity’s obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Corporation’s noninterest income streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market values. Consideration is most often received immediately or shortly after the Corporation satisfies its performance obligation and revenue is recognized. The Corporation does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances.

Note 18. Equity

Preferred Stock Preferred stock was as follows:

	At December 31,
(In thousands)	2019	2018
Series C non-cumulative perpetual preferred stock	$169,302	$169,302

Pursuant to the merger agreement, each outstanding share of Legacy TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $25,000 per share (the “Legacy TCF Preferred Stock”) was converted into the right to receive one share of newly created 5.70% Series C Non-Cumulative Perpetual Preferred Stock of TCF, par value $0.01 per share, with a liquidation preference of $25,000 per share (equivalent to $25 per depositary share) (the “New TCF Preferred Stock”), and each depository share representing 1/1000th of a share of Legacy TCF Preferred Stock was converted into one depositary share representing 1/1000th of a share of New TCF Preferred Stock. Immediately following the Merger Date, the Corporation had 7,000 shares of New TCF Preferred Stock outstanding and 7,000,000 related depositary shares outstanding. Dividends are payable on the Series C Preferred Stock if, as and when declared by TCF’s Board of Directors on a non-cumulative basis on March 1, June 1, September 1 and December 1 of each year. The Series C Preferred Stock may be redeemed at the Corporation’s option in whole or in part on December 1, 2022 or on any dividend payment date thereafter.

On March 1, 2018, the Corporation redeemed all 4,000,000 of the outstanding shares of the 6.45% Series B non-cumulative perpetual preferred stock of TCF Financial Corporation, par value $0.01 per share, with a liquidation preference of per share (the “Series B Preferred Stock”) for $100.0 million. Deferred stock issuance costs of $3.5 million originally recorded as a reduction to preferred stock upon the issuance of the Series B Preferred Stock were reclassified to retained earnings and resulted in a one-time, non-cash reduction to net income available to common shareholders utilized in the computation of earnings per common share and diluted earnings per common share for 2018. Dividends were payable on the Series B Preferred Stock if, as and when declared by the Corporation’s Board of Directors on a non-cumulative basis on March 1, June 1, September 1 and December 1 of each year.

Restricted Retained Earnings Retained earnings at TCF Bank at December 31, 2019 included approximately $170.2 million for which no provision for federal income taxes has been made. This amount represents earnings legally appropriated to thrift bad debt reserves and deducted for federal income tax purposes in prior years and is generally not available for payment of cash dividends or other distributions to shareholders. Future payments or distributions of these appropriated earnings could create a tax liability for the Corporation based on the amount of the distributions and the tax rates in effect at that time.

Treasury Stock and Other Treasury stock and other were as follows:

	At December 31,
(In thousands)	2019	2018
Treasury stock, at cost	$—	$222,816
Shares held in trust for deferred compensation plans, at cost	28,037	29,366

Total	$28,037	$252,182

The Corporation repurchased $86.3 million of its common stock in the year ended December 31, 2019 pursuant to its share repurchase program. Repurchases of common stock prior to the Merger date were recorded as treasury stock. In connection with the merger, all previously outstanding Legacy TCF treasury stock was eliminated. Subsequent to the merger, repurchases of common stock were retired. The Corporation repurchased $212.9 million and $9.2 million of its common stock for 2018 and 2017, respectively, pursuant to its share repurchase program. These shares were recorded as treasury stock. At December 31, 2019, the Corporation had the authority to repurchase an additional $122.5 million in aggregate value of shares pursuant to its share repurchase program.

The Corporation reissued 347,329 shares of treasury stock at a cost of $12.9 million in 2019 related to grants of restricted stock awards compared to 8,130 shares of treasury stock at a cost of $378 thousand in 2018. There were no reissuances of treasury stock in 2017.

The cost of TCF common stock held in trust for the deferred compensation plans, including the Directors Deferred Compensation Plans, TCF Financial 2015 Omnibus Incentive Plan and the TCF 401K Supplemental Plan, is reported in a manner similar to treasury stock (that is, changes in fair value are not recognized) with a corresponding deferred compensation obligation reflected in additional paid-in capital. Upon resignation, death, disability or termination of a deferred compensation plan participant or based on other contractual requirements, the shares held in trust are distributed to the respective plan’s participant or beneficiary, as applicable. See “Note 20. Share-based Compensation” and “Note 21. Retirement Plans” for further information on deferred compensation plans.

Non-controlling Interest in Subsidiaries TCF has a joint venture with The Toro Company (“Toro”) called Red Iron Acceptance, LLC (“Red Iron”). Red Iron provides U.S. distributors and dealers and select Canadian distributors of the Toro® and Exmark® branded products with sources of financing. TCF and Toro maintain a 55% and 45% ownership interest, respectively, in Red Iron. As TCF has a controlling financial interest in Red Iron, its financial results are consolidated in TCF’s financial statements. Toro’s interest is reported as a non-controlling interest within equity.

Note 19. Regulatory Capital Requirements

TCF and TCF Bank are subject to minimum capital requirements administered by the federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the federal banking regulators that could have a material adverse effect on TCF. In general, TCF Bank may not declare or pay a dividend to TCF Financial in excess of 100% of its net retained earnings for the current year combined with its net retained earnings for the preceding two calendar years, which was $340.8 million at December 31, 2019, without prior approval of the Office of the Comptroller of the Currency (the “OCC”). The OCC also has the authority to prohibit the payment of dividends by a national bank when it determines such payments would constitute an unsafe and unsound banking practice. TCF Bank’s ability to make capital distributions in the future may require regulatory approval and may be restricted by its federal banking regulators. TCF Bank’s ability to make any such distributions will also depend on its earnings and ability to meet minimum regulatory capital requirements in effect during future periods. In the future, these capital adequacy standards may be higher than existing minimum regulatory capital requirements.

The Basel III capital standards allowed institutions not subject to the advanced approaches requirements to opt out of including components of accumulated other comprehensive income (loss) in common equity Tier 1 capital. TCF and TCF Bank made the one-time permanent election to not include accumulated other comprehensive income (loss) in regulatory capital.

Regulatory capital information for TCF and TCF Bank was as follows:

	TCF		TCF Bank
	At December 31,		At December 31,
(Dollars in thousands)	2019	2018	2019	2018	Well- capitalized Standard	Minimum Capital Requirement(1)
Regulatory Capital:
Common equity Tier 1 capital	$4,050,826	$2,224,183	$4,039,191	$2,282,013
Tier 1 capital	4,236,648	2,408,393	4,059,417	2,300,472
Total capital	4,681,630	2,750,581	4,524,051	2,675,347
Regulatory Capital Ratios:
Common equity Tier 1 capital ratio	10.99%	10.82%	10.97%	11.10%	6.50%	4.50%
Tier 1 risk-based capital ratio	11.49	11.72	11.03	11.19	8.00	6.00
Total risk-based capital ratio	12.70	13.38	12.29	13.01	10.00	8.00
Tier 1 leverage ratio	9.49	10.44	9.10	9.97	5.00	4.00

(1)	Excludes capital conservation buffer of 2.5% and 1.875% at December 31, 2019 and 2018, respectively.

Note 20. Share-based Compensation

Before the Merger, Chemical and Legacy TCF granted share-based awards under their respective share-based compensation plans, including the Chemical Stock Incentive Plan of 2019 (the “Stock Incentive Plan of 2019””) and the TCF Financial 2015 Omnibus Incentive Plan (the “Legacy TCF Omnibus Incentive Plan”). At December 31, 2019, there were 1,808,804 shares reserved for issuance under the Stock Incentive Plan of 2019 and there were 2,271,524 shares reserved for issuance under the Legacy TCF Omnibus Incentive Plan.

In connection with the Merger, each equity award granted under Legacy TCF’s equity plans, including the Legacy TCF Omnibus Incentive Plan, was legally assumed by the combined company and adjusted so that its holder is entitled to receive a number of shares of TCF Financial’s common stock equal to the product of (a) the number of shares of Legacy TCF common stock subject to such award multiplied by (b) the Exchange Ratio and (c) rounded, as applicable, to the nearest whole share, and otherwise subject to the same terms and conditions (including, without limitation, with respect to vesting conditions (taking into account any vesting that occurred at the Merger Date) and cash dividend equivalent rights). For any Legacy TCF equity awards that were subject to performance-based vesting at multiple achievement levels, the number of shares of Legacy TCF common stock underlying such award was calculated and fixed as of the Merger Date assuming achievement of the applicable performance conditions at the greater of target level performance or the actual level of achievement of Legacy TCF’s performance results through the latest practicable date before the Merger Date. Such awards converted into service-based vesting awards with the applicable vesting date to be the last day of the original performance period. For purposes of Legacy TCF equity awards for which performance was achievable at a single level, the performance condition was deemed satisfied as of the Merger Date.

In connection with the Merger, all outstanding stock options, performance-based restricted stock units and time-vesting restricted stock units of Chemical (collectively, the “Chemical equity awards”) which were outstanding immediately before the Merger Date continue to be awards in respect of TCF Financial common stock following the Merger, subject to the same terms and conditions that were applicable to such awards before the Merger Date, except with respect to performance-based restricted stock units. The performance-based restricted stock units for which performance results had not been measured were measured as of the latest practicable date before the Merger Date and the number of performance-based restricted stock units was fixed at the greater of the target (100%) performance level or actual performance (the “Chemical earned awards”) and such Chemical earned awards will continue to vest based on the executive’s continued service through the end of the applicable performance period.

The fair value of share-based awards is recognized as compensation expense over the requisite service or performance period. Compensation expense for share-based awards was $15.2 million, $16.5 million and $12.7 million for the years ended December 31, 2019, 2018 and 2017, respectively. The excess tax benefit realized from share-based compensation transactions during the years ended December 31, 2019, 2018 and 2017 was a benefit of $2.3 million, $2.6 million and $2.8 million, respectively.

Restricted Stock Units

The Corporation can grant performance-based restricted stock units (“PRSUs”) and time-based restricted stock units (“TRSUs”) (collectively referred to as “RSUs”) under the Stock Incentive Plan of 2019 and the Legacy TCF Omnibus Incentive Plan; provided that, RSUs granted under the Legacy TCF Omnibus Incentive Plan may only be granted to former employees of Legacy TCF. At December 31, 2019, there were no PRSUs outstanding dependent on achieving certain performance target levels and the grantee completing the requisite service period. The TRSUs vest upon satisfaction of a service condition. Upon achievement of the performance target level and/or satisfaction of a service condition, as applicable, the RSUs are converted into shares of TCF Financial’s common stock on a one-to-one basis.

A summary of the activity for RSUs for the years ended December 31, 2019, 2018 and 2017 is presented below:

	Number of Units	Weighted-average Grant Date Fair Value Per Unit
Outstanding at December 31, 2016	228,867	$12.86
Outstanding at December 31, 2016 as adjusted for conversion	116,289	25.31
Granted	67,130	37.72

Outstanding at December 31, 2017	360,988	15.17
Outstanding at December 31, 2017 as adjusted for conversion	183,419	29.86
Granted	60,181	43.78
Forfeited/canceled	(10,411)	28.59
Vested	(26,609)	28.81

Outstanding at December 31, 2018	406,575	17.33
Outstanding at December 31, 2018 as adjusted for conversion	206,580	34.11
Granted	638,138	41.99
Acquired in the Merger(1)	879,779	47.36
Forfeited/canceled	(26,347)	43.43
Vested	(186,330)	38.11

Outstanding at December 31, 2019	1,511,820	44.49

(1)	Inclusive of certain Legacy TCF PRSUs which were converted at their maximum payout into 55,022 TRSUs with a weighted-average grant date fair value per unit of $42.06.

Unrecognized compensation expense related to RSUs totaled $42.6 million at December 31, 2019 and is expected to be recognized over the remaining weighted-average period of 2.2 years.

Restricted Stock Awards

The Corporation’s restricted stock award transactions were as follows:

	Number of Awards	Weighted-Average Grant Date Fair Value Per Award
Outstanding at December 31, 2016	3,536,175	$12.81
Outstanding at December 31, 2016 as adjusted for conversion	1,796,678	25.21
Granted	296,404	32.42
Forfeited/canceled	(293,174)	22.39
Vested	(458,772)	26.86

Outstanding at December 31, 2017	2,639,663	$13.65
Outstanding at December 31, 2017 as adjusted for conversion	1,341,136	26.86
Granted	387,909	42.61
Forfeited/canceled	(119,366)	29.77
Vested	(446,447)	24.09

Outstanding at December 31, 2018	2,289,446	16.70
Outstanding at December 31, 2018 as adjusted for conversion	1,163,232	32.87
Granted	269,915	40.82
Forfeited/canceled	(136,489)	34.18
Vested	(408,353)	34.37

Outstanding at December 31, 2019	888,305	$40.67

At December 31, 2019, there were no shares of performance-based restricted stock awards outstanding. Unrecognized stock compensation expense for restricted stock awards was $18.5 million at December 31, 2019 with a weighted-average remaining amortization period of 2.4 years.

Stock Options

A summary of activity for the Corporation’s stock options is presented below:

	Non-Vested Stock Options Outstanding		Stock Options Outstanding
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Outstanding at December 31, 2016	—	$—	404,000	$15.75
Outstanding at December 31, 2016 as adjusted for conversion	—	—	205,272	31.00
Exercised	—	—	(19,308)	31.00

Outstanding at December 31, 2017	—	—	366,000	15.75
Outstanding at December 31, 2017 as adjusted for conversion			185,964	31.00
Exercised	—	—	(185,964)	31.00

Outstanding at December 31, 2018	—	—	—	—
Acquired in the Merger(1)	127,906	39.38	520,379	29.48
Exercised	—	—	(25,602)	30.10
Forfeited/canceled	(5,953)	32.81	—	—
Expired	—	—	(756)	32.81
Vested	(1,144)	46.95	1,144	46.95

Outstanding at December 31, 2019	120,809	$39.63	495,165	$29.48

Exercisable/vested at December 31, 2019			495,165	$29.48

(1)	Options acquired in the Merger expire ten years from the date of grant and vest ratably over a five-year period.

The weighted-average remaining contractual term was 3.87 years for all stock options outstanding and 3.25 years for all exercisable stock options at December 31, 2019. The intrinsic value of all outstanding in-the-money stock options and exercisable in-the-money stock options was $10.1 million and $9.0 million, respectively, at December 31, 2019. The aggregate intrinsic values of outstanding and exercisable options at December 31, 2019 were calculated based on the closing market price of TCF Financial’s common stock on December 31, 2019 of $46.80 per share less the exercise price. Options with intrinsic values less than zero, or “out-of-the-money” options, are not included in the aggregate intrinsic value reported.

During the year ended December 31, 2019, $771 thousand cash was received from option exercises.

At December 31, 2019, unrecognized compensation expense related to stock options totaled $586 thousand and is expected to be recognized over a remaining weighted average period of 1.7 years.

Note 21. Retirement Plans

The Corporation maintains four Legacy TCF employee benefit plans: (i) the TCF 401K Plan (the “TCF 401K”), (ii) the TCF 401K Supplemental Plan (the “Legacy TCF Supplemental Plan”), (iii) the TCF Cash Balance Pension Plan (the “Legacy TCF Pension Plan”), a defined benefit pension plan, and (iv) the TCF Postretirement Plan (the “Legacy TCF Postretirement Plan”). Effective November 1, 2019, the Legacy TCF Pension Plan has been terminated.

The Corporation also maintains the Chemical employee benefit plans that existed before the Merger: (i) the Chemical Financial Corporation Nonqualified Postretirement Benefit Plan (the “Chemical Postretirement Benefit Plan”), and (ii) the Chemical Financial Corporation 401k Savings Plan (the “Chemical 401k”). In addition, Chemical has a pension plan, the Chemical Pension Plan (together with TCF Pension Plan, defined as the “Pension Plans”), which is a defined benefit pension plan, that was terminated effective August 31, 2019.

Qualified Defined Benefit Pension Plans

The Board of Directors of Legacy TCF approved the termination of the Legacy TCF Pension Plan, a qualified defined benefit plan, effective November 1, 2019. The Legacy TCF Pension Plan covered employees who were hired prior to June 30, 2004, were at least 21 years old and had worked 1,000 hours. Effective March 31, 2006, Legacy TCF amended the Legacy TCF Pension Plan to discontinue compensation credits for all participants. Interest credits will continue to be paid until participants’ accounts are distributed from the Legacy TCF Pension Plan. The Corporation makes a monthly interest credit to each participant’s account. The interest rate used to determine the monthly interest credit is based on the one-year average of the 5-year Treasury Constant Maturity Rate plus 25 basis points, rounded to the nearest quarter point, capped at 12% and determined at the beginning of each year. The weighted-average interest crediting rate was 3.00% and 2.25% for 2019 and 2018, respectively. All participant accounts are 100% vested. At December 31, 2019 the Legacy TCF Pension Plan was remeasured and resulted in the Corporation recording an expense of $2.3 million related to the fair value adjustment. The Legacy TCF Pension Plan was fully funded as of December 31, 2019. The Corporation does not consolidate the assets and liabilities associated with the Legacy TCF Pension Plan.

The termination of the Chemical Pension Plan was approved effective August 31, 2019. The discount rate was adjusted to 3.48% based on the remeasurement of the Chemical Pension Plan required due to the Merger and the termination. At the time of the Merger, as a result of the termination, the Corporation recognized a prepaid asset representing the funded status of the Chemical Pension Plan, net of estimated settlement costs, and the balance previously recorded in accumulated other comprehensive income was eliminated. The purchase accounting adjustment, as a result of the Merger, was reported in goodwill. At December 31, 2019, the Chemical Pension Plan’s annual remeasurement resulted in the Corporation recording an expense of $4.0 million related to the fair value adjustment. The Chemical Pension Plan was fully funded as of December 31, 2019.

Nonqualified Postretirement Benefit Plans

The Legacy TCF Postretirement Plan provides health care benefits to eligible retired employees who retired prior to December 31, 2009. Effective January 1, 2000, the Corporation modified the Postretirement Plan for employees not yet eligible for benefits under the Postretirement Plan by eliminating the Corporation subsidy. The provisions for full-time and retired employees then eligible for these benefits were not changed. The Postretirement Plan is not funded.

The Chemical Postretirement Benefit Plan provides medical and dental benefits, upon retirement, to a limited number of active and retired employees. The majority of the retirees are required to make contributions toward the cost of their benefits based on their years of credited service and age at retirement. Covered employees include those who were at least age 50 as of January 1, 2012, that retire at age 60 or older, have at least 25 years of service with Chemical and are participants in the active employee group health insurance plan. Eligible employees may also cover their spouse until age 65 as long as the spouse is not offered health insurance coverage through his or her employer. Employees and their spouses eligible to participate in the Chemical Postretirement Benefit Plan are required to make contributions toward the cost of their benefits upon retirement, with the contribution levels designed to cover the projected overall cost of these benefits over the long-term. Retiree contributions are generally adjusted annually. The accounting for these postretirement benefits anticipates changes in future cost-sharing features such as retiree contributions, deductibles, copayments and coinsurance. The benefits can be amended, modified or terminated by the Corporation at any time.

401(k) Savings Plans

The TCF 401K, a qualified postretirement benefit and employee stock ownership plan, allows participants to make contributions of up to 50% of their covered compensation on a tax-deferred and/or after-tax basis, subject to the annual covered compensation limitation imposed by the Internal Revenue Service (“IRS”). TCF matches the contributions of all participants with TCF common stock at the rate of $1 per dollar for employees with one or more years of service up to a maximum company contribution of 5.0% of the employee’s covered compensation per pay period subject to the annual covered compensation limitation imposed by the IRS. Employee contributions vest immediately and matching contributions made subsequent to January 1, 2016 vest immediately. The corporation matching contributions made prior to January 1, 2016 are subject to a graduated vesting schedule based on an employee’s years of service with full vesting after five years. Dividends on TCF’s common shares held in the 401K reduce retained earnings and the shares are considered outstanding for computing earnings per share.

Employees have the opportunity to diversify and invest their account balance, including matching contributions, in various mutual funds or TCF common stock. At December 31, 2019, the fair value of the assets in the TCF 401K totaled $583.0 million and included $194.0 million invested in TCF common stock. Dividends on TCF common shares held in the 401K reduce retained earnings and the shares are considered outstanding for computing earnings per share. The Corporation’s matching contributions are expensed when earned. The Corporation’s contributions to the TCF 401K were $12.3 million for each of 2019, 2018 and 2017.

The Legacy TCF Supplemental Plan, a nonqualified plan, allows certain employees to contribute up to 50% of their salary and bonus. The Corporation’s matching contributions to this plan totaled $1.2 million, $1.3 million and $1.2 million for 2019, 2018 and 2017, respectively. The Corporation made no other contributions to this plan, other than payment of administrative expenses. The amounts deferred under this plan are invested in TCF common stock or mutual funds. At December 31, 2019 and 2018, the fair value of the assets in the plan totaled $69.7 million and $51.7 million, respectively, and included $27.6 million and $23.0 million, respectively, invested in TCF common stock. The plan’s assets invested in TCF common stock are held in trust and included in treasury stock and other. See “Note 18. Equity” for further information on treasury stock and other.

The Chemical 401K, a qualified postretirement benefit plan, is available to all former Chemical employees that continue to be employed following the Merger Date, and provides tax-deferred salary deductions and alternative investment options. The Corporation provides a safe harbor matching contribution of the participant’s elective deferrals up to a maximum of 6.0% of eligible compensation up to the maximum amount imposed by the IRS. The Chemical 401K provides the option to invest in TCF common stock. The Corporation’s matching contributions are expensed when earned. The Corporation’s contributions to the Chemical 401K were $4.1 million for 2019.

As of December 31, 2019, the Chemical 401K is merged with and into the TCF 401K.

Benefit Obligations and Plan Expenses

The measurement of the benefit obligation, prepaid pension asset, pension liability and annual pension expense involves actuarial valuation methods and the use of actuarial and economic assumptions. Due to the long-term nature of the Pension Plans’ obligation, actual results may differ significantly from the actuarial-based estimates. Differences between estimates and actual experience are recorded in the year they arise. The Corporation closely monitors all assumptions and updates them annually. The Corporation does not consolidate the assets and liabilities associated with the Pension Plans. The information set forth in the following tables is based on current actuarial reports.

The following schedule sets forth the changes in the benefit obligation and plan assets of the Corporation’s Plans:

	Pension Plans		Postretirement Benefit Plans
	At or For the Year Ended December 31,
(In thousands)	2019	2018	2019	2018
Benefit obligation:
Benefit obligation, beginning of year	$28,330	$31,389	$3,320	$3,717
Benefit obligation acquired in Merger	136,587	—	2,271	—
Service cost	—	—	1	—
Interest cost	3,013	983	149	110
Net actuarial loss (gain)	3,831	(630)	(19)	(115)
Benefits paid	(5,785)	(3,412)	(446)	(392)

Benefit obligations, end of year	165,976	28,330	5,276	3,320

Fair value of plan assets:
Fair value of plan assets, beginning of year	32,844	36,863	—	—
Fair value of plan assets acquired in Merger	141,746	—	—	—
Actual gain (loss) on plan assets	333	(607)	—	—
Benefits paid	(5,439)	(3,412)	(377)	(392)
Employer contributions	—	—	377	392

Fair value of plan assets, end of year	169,484	32,844	—	—

Funded status of plan, end of period	$3,508	$4,514	$(5,276)	$(3,320)

Accumulated benefit obligation	$165,976	$28,330

Amounts recognized in the Consolidated Statements of Financial Condition:
Prepaid (accrued) benefit cost, end of period	$3,508	$4,514	$(5,276)	$(3,320)
Prior service cost included in accumulated other comprehensive income (loss)	$—	$—	$(101)	$(147)

Weighted-average rate assumptions of the Corporation’s Plans follow:

	Legacy TCF Pension Plan			Chemical Pension Plan			Legacy TCF Postretirement Plan			Chemical Postretirement Plan
(In thousands)	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate used in determining benefit obligation -December 31	2.17%	3.95%	3.30%	2.54%	—%	—%	2.70%	3.85%	3.15%	3.14%	—%	—%
Discount rate used in determining expense	3.95	3.30	3.60	3.48	—	—	3.85	3.15	3.40	3.11	—	—
Expected long-term return on Pension Plan Assets	1.75	1.50	1.50	3.48	—	—	—	—	—	—	—	—
Health care cost trend rate assumed for next year	—	—	—	—	—	—	5.45	5.6	5.7	—	—	—
Final health care cost trend rate	—	—	—	—	—	—	4.50	4.5	4.5	—	—	—
Year that final health care trend rate is reached	—	—	—	—	—	—	2038	2038	2038	—	—	—

The discount rates used to determine the projected benefit obligation for the Legacy TCF Pension Plan and Legacy TCF Postretirement Plan were determined by matching estimated benefit cash flows to a yield curve derived from corporate bonds rated AA by either Moody’s or Standard and Poor’s. Bonds containing call or put provisions were excluded. The average estimated duration of benefit cash flows was 6.18 years for the TCF Pension Plan. The discount rate used to determine the projected benefit obligation for the Chemical Pension Plan was determined by equating the present value of the projected benefit payments of the Chemical Pension Plan on an ongoing basis as of December 31, 2019, to the Plan’s projected plan termination liability as of December 31, 2019. The discount rate used to determine the projected benefit obligation for the Chemical Postretirement Plan was determined by using an independent third party valuation model as of December 31, 2019.

The net periodic benefit plan (income) cost included in other noninterest expense for the Corporation’s Plans was as follows for the years ended December 31:

	Pension Plans			Postretirement Plans
(In thousands)	2019	2018	2017	2019	2018	2017
Interest cost	$3,013	$983	$1,138	$149	$110	$133
Service cost	—	—	—	1	—	—
Return on plan assets	(333)	607	(1,174)	—	—	—
Recognized actuarial (gain) loss	3,831	(630)	765	(19)	(115)	(248)
Amortization of prior service cost	—	—	—	(46)	(46)	(46)

Net periodic benefit plan (income) cost	$6,511	$960	$729	$85	$(51)	$(161)

The Corporation is eligible to contribute up to $10.0 million to the Pension Plans until the 2019 federal income tax return extended due date under various IRS funding methods. The Corporation made no cash contributions to the Legacy TCF Pension Plan or Chemical Pension Plan in 2019, 2018 and 2017, respectively. The Corporation does not expect to be required to contribute to the Pension Plans in 2020.

The Corporation contributed $377 thousand, $392 thousand and $332 thousand to the TCF Postretirement Plan in 2019, 2018 and 2017, respectively and no contributions were made to the Chemical Postretirement Plan in 2019. The Corporation expects to contribute $384 thousand to the Postretirement Plans in 2020. The Corporation currently has no plans to pre-fund the Postretirement Plans in 2020.

The following schedule presents estimated future benefit payments for the next 10 years under the Corporation’s Plans for retirees already receiving benefits and future retirees, assuming they retire and begin receiving unreduced benefits as soon as they are eligible:

(In thousands)	Pension Plans	Postretirement Plans
2020	$168,945	$623
2021	—	594
2022	—	563
2023	—	518
2024	—	484
2025 - 2029	—	1,866

Total	$168,945	$4,648

Pension Plan Assets

TCF’s Pension Plan investment policy permits investments in cash, money market mutual funds, direct fixed income securities to include U.S. Treasury securities and U.S. Government-sponsored enterprises, and indirect fixed income investment securities made in fund form (mutual fund or institutional fund) where the fund invests in fixed income securities in investment grade corporate credits, non-investment grade floating-rate bank loans and non-investment grade bonds.

The assets of the Chemical Pension Plan were historically invested by the Wealth Management department of Chemical Bank. The Chemical Pension Plan’s primary investment objective is long-term growth coupled with income. In consideration of the Pension Plan’s fiduciary responsibilities, emphasis is placed on quality investments with sufficient liquidity to meet benefit payments and plan expenses, as well as providing the flexibility to manage the investments to accommodate current economic and financial market conditions. To meet the Chemical Pension Plan’s long-term objective within the constraints of prudent management, target ranges have been set for the three primary asset classes: an equity securities range from 40.0% to 70.0%, a debt securities range from 20.0% to 60.0%, and a cash and cash equivalents and other range from 0.0% to 10.0%. Modest asset positions outside of these targeted ranges may occur due to the repositioning of assets within industries or other activity in the financial markets. Equity securities are primarily comprised of both individual securities and equity-based mutual funds, invested in either domestic or international markets. The stocks are diversified among the major economic sectors of the market and are selected based on balance sheet strength, expected earnings growth, the management team and position within their industries, among other characteristics. Debt securities are comprised of U.S. dollar denominated bonds issued by the U.S. Treasury, U.S. government agencies and investment grade bonds issued by corporations. The notes and bonds purchased are primarily rated “A” or better by the major bond rating companies from diverse industries.

The Pension Plans’ assets are measured at fair value on a recurring basis and grouped in three levels, based on the markets in which the assets are traded and the degree and reliability of estimates and assumptions used to determine fair value. Mutual funds, U.S. Treasury Bills, equity securities and interest-bearing cash are categorized as Level 1. The fair value of Level 1 assets is based on quotes from independent asset pricing services based on active markets. Mortgage-backed securities and U.S. Treasury and government sponsored agency bonds and notes are categorized as Level 2. The fair value of level 2 assets is based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets. At December 31, 2019 and 2018, there were no assets categorized as Level 3. The fair value of the collective investment fund is based on the net asset value (“NAV”) of units as a practical expedient, and therefore the asset is not classified in the fair value hierarchy.

The following schedule sets forth the fair value of the Pension Plans’ assets and the level of valuation inputs used to value those assets at December 31, 2019 and 2018.

	At December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total
Cash	$3,579	$—	$—	$3,579
Debt Securities:
U.S. Treasury and government sponsored agency bonds and notes	—	86,952	—	86,952
Mutual funds(1)	69,845	—	—	69,845
Corporate bonds	—	6,718	—	6,718
Mortgage-backed securities	—	2,346	—	2,346
Other	775	—	—	775

Total investments at fair value	$74,199	$96,016	$—	$170,215

	At December 31, 2018
(In thousands)	Level 1	Level 2	Level 3	Total
Cash	$83	$—	$—	$83
Debt Securities:
Mutual funds(1)	21,566	—	—	21,566
U.S. Treasury Bills	2,993	—	—	2,993
Mortgage-backed securities	—	3,399	—	3,399
Collective investment fund (measured at NAV of units as a practical expedient)	—	—	—	4,812

Total investments at fair value	$24,642	$3,399	$—	$32,853

(1)	Comprised primarily of money market mutual funds, fixed-income bonds issued by the U.S. Treasury and government sponsored agencies and bonds of U.S. and foreign issuers from diverse industries.

At December 31, 2019 and 2018, the Pension Plans did not hold any shares of the Corporation’s common stock.

Accumulated Other Comprehensive Loss

The following sets forth the changes in accumulated other comprehensive income (loss), before tax, related to the Corporation’s Pension Plans and Postretirement Plans during 2019:

	At or For the Year Ended December 31,
	Postretirement Plans
(In thousands)	2019	2018	2017
Accumulated other comprehensive income (loss) before tax, beginning of period	$(147)	$(193)	$(239)
Net actuarial income (loss)
Amortization of prior service credit (recognized in net periodic benefit cost)	46	46	46

Accumulated other comprehensive income (loss) before tax, end of period	$(101)	$(147)	$(193)

Note 22. Commitments, Contingent Liabilities and Guarantees

Financial Instruments with Off-Balance Sheet Risk In the normal course of business, the Corporation enters into financial instruments with off-balance sheet risk, primarily to meet the financing needs of its customers. These financial instruments, which are issued or held for purposes other than trading, involve elements of credit and interest-rate risk in excess of the amounts recognized in the Consolidated Statements of Financial Condition.

The Corporation’s exposure to credit loss, in the event of nonperformance by the counterparty to the financial instrument is represented by the contractual amount of the commitments. The Corporation uses the same credit policies in making these commitments as it does for making direct loans. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained is based on a credit evaluation of the customer.

Financial instruments with off-balance sheet risk were as follows:

(In thousands)	At December 31, 2019	At December 31, 2018
Commitments to extend credit:
Commercial	$5,743,072	$1,280,707
Consumer	2,305,096	1,627,960

Total commitments to extend credit	8,048,168	2,908,667
Standby letters of credit and guarantees on industrial revenue bonds	129,192	20,662

Total	$8,177,360	$2,929,329

Commitments to Extend Credit Commitments to extend credit are agreements to lend provided there is no violation of any condition in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a certain amount of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral to secure any funding of these commitments predominantly consists of residential and commercial real estate mortgages.

Standby Letters of Credit and Guarantees on Industrial Revenue Bonds Standby letters of credit and guarantees on industrial revenue bonds are conditional commitments issued by the Corporation guaranteeing the performance of a customer to a third-party. These conditional commitments expire in various years through 2039. The majority of these standby letters of credit are collateralized. Collateral held consists primarily of commercial real estate mortgages. Since the conditions under which the Corporation is required to fund these commitments may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

Contingencies and Guarantees The Corporation has originated and sold certain loans, and additionally acquired the potential liability for those historical originated and sold loans by merged or acquired entities, for which the buyer has limited recourse to the Corporation in the event the loans do not perform as specified in the agreements. The outstanding balance and the maximum potential amount of undiscounted future payments that the Corporation could be required to make in the event of nonperformance by the borrower totaled $6.0 million at December 31, 2019. In the event of nonperformance, the Corporation has rights to the underlying collateral securing the loans. At December 31, 2019, the Corporation had recorded a liability of $100 thousand, in connection with the recourse agreements, in other liabilities.

In addition, the Corporation acquired certain Small Business Administration (“SBA”) guaranteed loans in which the guaranteed portion had been sold to a third party investor. In the event these loans default and the SBA guaranty is no longer intact (i.e. an issue found to have occurred during the origination or the liquidation of the loans) the Corporation would be liable to make the loan whole to the third-party investor. The maximum potential amount of undiscounted future payments that the Corporation could be required to make in the event of default by the borrower was $16.7 million at December 31, 2019. In the event of default, the Corporation has rights to the underlying collateral securing the loans. At December 31, 2019, the Corporation had recorded a liability of $891 thousand, in other liabilities.

Representations, Warranties and Contractual Liabilities In connection with the Corporation’s residential mortgage loan sales, and the historical sales of merged or acquired entities, the Corporation makes certain representations and warranties that the loans meet certain criteria, such as collateral type, underwriting standards and the manner in which the loans will be serviced. The Corporation may be required to repurchase individual loans and/or indemnify the purchaser against losses if the loan fails to meet established criteria. In addition, some agreements contain a requirement to repurchase loans as a result of early payoffs by the borrower, early payment default of the borrower or the failure to obtain valid title. At December 31, 2019 and December 31, 2018 the liability recorded in connection with these representations and warranties was $5.7 million and $1.3 million, respectively, included in other liabilities.

Litigation Contingencies From time to time, the Corporation is a party to legal proceedings arising out of its lending, leasing and deposit operations, including foreclosure proceedings and other collection actions as part of its lending and leasing collections activities. The Corporation may also be subject to regulatory examinations and enforcement actions brought by federal regulators, including the Securities and Exchange Commission, the Federal Reserve, the OCC and the Consumer Financial Protection Bureau (“CFPB”) which may impose sanctions on the Corporation for failures related to regulatory compliance. From time to time borrowers and other customers, and employees and former employees have also brought actions against the Corporation, in some cases claiming substantial damages. The Corporation and other financial services companies are subject to the risk of class action litigation. Litigation is often unpredictable and the actual results of litigation cannot be determined and therefore the ultimate resolution of a matter and the possible range of loss associated with certain potential outcomes cannot be established. Based on the current understanding of the Corporation’s pending legal proceedings, management does not believe that judgments or settlements arising from pending or threatened legal matters, individually or in the aggregate, would have a material adverse effect on the consolidated financial position, operating results or cash flows of the Corporation.

Note 23. Derivative Instruments

Derivative instruments, recognized at fair value within other assets or accrued expenses and other liabilities on the Consolidated Statements of Financial Condition, were as follows:

	At December 31, 2019
		Fair Value
(In thousands)	Notional Amount(1)	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:
Interest rate contract	$150,000	$—	$168
Forward foreign exchange contracts	177,593	—	3,251

Total derivatives designated as hedging instruments		—	3,419

Derivatives not designated as hedging instruments:
Interest rate contracts	5,095,969	102,893	5,872
Risk participation agreements	316,353	202	354
Forward foreign exchange contracts	262,656	—	3,268
Interest rate lock commitments	158,111	2,772	20
Forward loan sales commitments	174,013	41	289
Power Equity CDs	29,009	734	734
Swap agreement	12,652	—	356

Total derivatives not designated as hedging instruments		106,642	10,893

Total derivatives before netting		106,642	14,312
Netting(2)		(540)	(5,109)

Total derivatives, net		$106,102	$9,203

(1)

Notional or contract amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the Consolidated Statements of Financial Condition.

(2)	Includes netting of derivative asset and liability balances and related cash collateral, where counterparty netting agreements are in place.

	At December 31, 2018
		Fair Value
(In thousands)	Notional Amount(1)	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:
Interest rate contract	$150,000	$393	$—
Forward foreign exchange contracts	157,271	2,980	—

Total derivatives designated as hedging instruments		3,373	—

Derivatives not designated as hedging instruments:
Interest rate contracts	1,030,198	7,491	3,706
Risk participation agreements	65,251	25	26
Forward foreign exchange contracts	254,274	3,709	13
Interest rate lock commitments	28,007	652	28
Swap agreement	13,020	—	583

Total derivatives not designated as hedging instruments		11,877	4,356

Total derivatives before netting		15,250	4,356
Netting(2)		(6,982)	(991)

Total derivatives, net		$8,268	$3,365

(1)

Notional or contract amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the Consolidated Statements of Financial Condition.

(2)	Includes netting of derivative asset and liability balances and related cash collateral, where counterparty netting agreements are in place.

Derivative instruments may be subject to master netting arrangements and collateral arrangements and qualify for offset in the Consolidated Statements of Financial Condition. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Derivative instruments subject to master netting arrangements and collateral arrangements are recognized on a net basis in the Consolidated Statements of Financial Condition. The gross amounts recognized, gross amounts offset and net amount presented of derivative instruments were as follows:

	At December 31, 2019
(In thousands)	Gross Amounts Recognized	Gross Amounts Offset(1)	Net Amount Presented
Derivative assets
Interest rate contracts	$102,893	$(492)	$102,401
Risk participation agreements	202	—	202
Forward foreign exchange contracts	—	—	—
Interest rate lock commitments	2,772	(7)	2,765
Forward loan sales commitments	41	(41)	—
Power Equity CDs	734	—	734

Total derivative assets	$106,642	$(540)	$106,102

Derivative liabilities
Interest rate contracts	$6,040	$(491)	$5,549
Risk participation agreements	354	—	354
Forward foreign exchange contracts	6,519	(4,214)	2,305
Interest rate lock commitments	20	(7)	13
Forward loan sales commitments	289	(41)	248
Power Equity CDs	734	—	734
Swap agreement	356	(356)	—

Total derivative liabilities	$14,312	$(5,109)	$9,203

	At December 31, 2018
(In thousands)	Gross Amounts Recognized	Gross Amounts Offset(1)	Net Amount Presented
Derivative assets
Interest rate contracts	$7,884	$(395)	$7,489
Risk participation agreements	25	—	25
Forward foreign exchange contracts	6,689	(6,587)	102
Interest rate lock commitments	652	—	652

Total derivative assets	$15,250	$(6,982)	$8,268

Derivative liabilities
Interest rate contracts	$3,706	$(395)	$3,311
Risk participation agreements	26	—	26
Forward foreign exchange contracts	13	(13)	—
Interest rate lock commitments	28	—	28
Swap agreement	583	(583)	—

Total derivative liabilities	$4,356	$(991)	$3,365

(1)	Includes the amounts with counterparties subject to enforceable master netting arrangements that have been offset in the Consolidated Statements of Financial Condition.

Derivatives Designated as Hedging Instruments

Interest rate contract The carrying amount of the hedged subordinated debt, including the cumulative basis adjustment related to the application of fair value hedge accounting, is recorded in long-term borrowings on the Consolidated Statements of Financial Condition and was as follows:

	Carrying Amount of the Hedged Liability		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Liability
	At December 31,		At December 31,
(In thousands)	2019	2018	2019	2018
Subordinated bank note - 2025	$151,454	$144,296	$2,773	$(4,165)

The following table summarizes the effect of fair value hedge accounting on the Consolidated Statements of Income for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
(In thousands)	2019	2018	2017
Statement of income line where the gain (loss) on the fair value hedge was recorded:
Interest expense on borrowings	$72,072	$43,144	$—
Other noninterest income	—	—	23,969
Gain (loss) on interest rate contract (fair value hedge)
Hedged item	$(6,937)	$2,163	$808
Derivative designated as a hedging instrument	6,986	(2,275)	(609)

Net income (expense) recognized on fair value hedge in interest expense on borrowings	49	(112)	199

Forward Foreign Exchange Contracts The effect of net investment hedges on accumulated other comprehensive income was as follows:

	Year Ended December 31,
(In thousands)	2019	2018	2017
Forward foreign exchange contracts	$(7,001)	$13,762	$(4,430)

Derivatives Not Designated as Hedging Instruments Certain other interest rate contracts, forward foreign exchange contracts, interest rate lock commitments and other contracts have not been designated as hedging instruments. The effect of these derivatives on the Consolidated Statements of Income was as follows:

		Year Ended December 31,
(In thousands)	Location of Gain (Loss)	2019	2018	2017
Interest rate contracts(1)	Other noninterest income	$(18,240)	$(440)	$(230)
Risk participation agreements	Other noninterest income	123	31	(38)
Forward foreign exchange contracts	Other noninterest expense	(10,209)	23,707	(15,748)
Interest rate lock commitments	Net gains on sales of loans	(573)	806	(73)
Forward loan sales commitments	Net gains on sales of loans	(172)	—	—
Swap agreement	Other noninterest expense	(69)	(274)	(311)

Net gain (loss) recognized		$(29,140)	$23,830	$(16,400)

(1)	Included in the year ended December 31, 2019 is a loss of $17.3 million related to the termination of $1.1 billion of interest rate swaps.

The Corporation executes all of its forward foreign exchange contracts in the over-the-counter market with large financial institutions pursuant to International Swaps and Derivatives Association, Inc. agreements. These agreements include credit risk-related features that enhance the creditworthiness of these instruments, as compared with other obligations of the respective counterparty with whom the Corporation has transacted, by requiring that additional collateral be posted under certain circumstances. The amount of collateral required depends on the contract and is determined daily based on market and currency exchange rate conditions.

At December 31, 2019 and 2018, credit risk-related contingent features existed on forward foreign exchange contracts with a notional value of $23.1 million and $25.7 million, respectively. In the event the Corporation is rated less than BB- by Standard and Poor’s, the contracts could be terminated or the Corporation may be required to provide approximately $462 thousand in additional collateral at both December 31, 2019 and 2018. There were no forward foreign exchange contracts containing credit risk-related features in a liability position at both December 31, 2019 and December 31, 2018.

At December 31, 2019, the Corporation had posted $54.6 million, $4.8 million and $1.3 million of cash collateral related to its interest rate contracts, forward foreign exchange contracts and swap agreement, respectively.

Note 24. Fair Value Measurements

The Corporation uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Fair values are based on the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investment securities available-for-sale, certain loans held-for-sale, interest-only strips, derivative instruments, forward loan sales commitments and assets and liabilities held in trust for deferred compensation plans are recorded at fair value on a recurring basis. From time to time we may be required to record at fair value other assets on a non-recurring basis, such as certain investment securities held-to-maturity, loans and leases, goodwill, loan servicing rights, other intangible assets, other real estate owned, repossessed and returned assets or the securitization receivable. These non-recurring fair value adjustments typically involve application of lower of cost or fair value accounting or write-downs of individual assets.

The Corporation groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the degree and reliability of estimates and assumptions used to determine fair value. The levels are as follows:

Level 1	Valuations that are based on prices obtained from independent pricing sources for the same instruments traded in active markets.

Level 2	Valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets.

Level 3

Valuations generated from Corporation model-based techniques that use at least one significant unobservable input. Such unobservable inputs reflect estimates of assumptions that market participants would use in pricing the asset or liability.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale: The fair value of investment securities available-for-sale, categorized as Level 2, is recorded using prices obtained from independent asset pricing services that are based on observable transactions, but not quoted markets. Management reviews the prices obtained from independent asset pricing services for unusual fluctuations and comparisons to current market trading activity.

Loans Held-for-Sale: The Corporation has elected the fair value option for certain residential mortgage loans held-for-sale. Accordingly, the fair values of these loans held-for-sale are based on valuation models that use the market price for similar loans sold in the secondary market. As these prices are derived from market observable inputs, the Corporation categorized as Level 2.

Interest-only Strips: The fair value of interest-only strips, categorized as Level 3, represents the present value of future cash flows expected to be received by the Corporation on certain assets. The Corporation uses available market data, along with its own empirical data and discounted cash flow models, to arrive at the fair value of its interest-only strips. The present value of the estimated expected future cash flows to be received is determined by using discount, loss and prepayment rates that the Corporation believes are commensurate with the risks associated with the cash flows and what a market participant would use. These assumptions are inherently subject to volatility and uncertainty and, as a result, the fair value of the interest-only strips may fluctuate significantly from period to period.

Derivative Instruments:

Interest Rate Contracts: The Corporation executes interest rate contracts as described in Note 3. Summary of Significant Accounting Policies. The fair value of these interest rate contracts, categorized as Level 2, is determined using a cash flow model which may consider the forward curve, the discount curve, option volatilities and credit valuation adjustments related to counterparty and/or borrower nonperformance risk.

Risk Participation Agreements: The fair value of risk participation agreements, categorized as Level 2, is determined using a cash flow model which may consider the forward curve, the discount curve, option volatilities and credit valuation adjustments related to counterparty and/or borrower nonperformance risk.

Forward Foreign Exchange Contracts: The Corporation’s forward foreign exchange contracts are recorded at fair value using a cash flow model that includes key inputs such as foreign exchange rates and an assessment of the risk of counterparty nonperformance. The risk of counterparty nonperformance is based on external assessments of credit risk. The fair value of these contracts, categorized as Level 2, is based on observable transactions, but not quoted markets.

Interest Rate Lock Commitments: The Corporation’s interest rate lock commitments are derivative instruments that are recorded at fair value based on valuation models that use the market price for similar loans sold in the secondary market. The interest rate lock commitments are adjusted for expectations of exercise and funding. As the prices are derived from market observable inputs, the Corporation categorized as Level 2.

Power Equity CDs: Power Equity CDs are categorized as Level 2, and determined using quoted prices of underlying stocks, along with other terms and features of the derivate instruments.

Swap Agreement: The Corporation’s swap agreement, categorized as Level 3, is related to the sale of the Corporation’s Visa Class B stock. The fair value of the swap agreement is based on the estimated exposure related to the Visa covered litigation through a probability analysis of the funding and estimated settlement amounts.

Forward Loan Sales Commitments: The Corporation enters into forward loan sales commitments to sell certain mortgage loans which are recorded at fair value based on valuation models. The Corporation’s expectation of the amount of its interest rate lock commitments that will ultimately close is a factor in determining the position. The valuation models utilize the fair value of related mortgage loans determined using observable market data and therefore categorized as Level 2.

Assets and Liabilities Held in Trust for Deferred Compensation Plans: Assets held in trust for deferred compensation plans include investments in publicly traded securities, excluding TCF Financial common stock reported in treasury stock and other equity, and U.S. Treasury notes. The fair value of these assets, categorized as Level 1, is based on prices obtained from independent asset pricing services based on active markets. The fair value of the liabilities equals the fair value of the assets.

The balances of assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Investment securities available-for-sale	$—	$6,719,568	$433	$6,720,001
Loans held-for-sale	—	91,202	—	91,202
Interest-only strips	—	—	12,813	12,813
Derivative assets:(1)
Interest rate contracts	—	102,893	—	102,893
Risk participation agreements	—	202	—	202
Interest rate lock commitments	—	2,772	—	2,772
Forward loan sales commitments	—	41	—	41
Power Equity CDs	—	734	—	734

Total derivative assets	—	106,642	—	106,642
Forward loan sales commitments	—	46	—	46
Assets held in trust for deferred compensation plans	43,743	—	—	43,743

Total assets at fair value	$43,743	$6,917,458	$13,246	$6,974,447

Liabilities
Derivative liabilities:(1)
Interest rate contracts	$—	$6,040	$—	$6,040
Risk participation agreements	—	354	—	354
Forward foreign exchange contracts	—	6,519	—	6,519
Interest rate lock commitments	—	20	—	20
Forward loan sales commitments	—	289	—	289
Power Equity CDs	—	734	—	734
Swap agreement	—	—	356	356

Total derivative liabilities	—	13,956	356	14,312
Liabilities held in trust for deferred compensation plans	43,743	—	—	43,743

Total liabilities at fair value	$43,743	$13,956	$356	$58,055

(1)

As permitted under GAAP, the Corporation has elected to net derivative assets and derivative liabilities when a legally enforceable master netting agreement exists as well as the related cash collateral received and paid. For purposes of this table, the derivative assets and derivative liabilities are presented gross of this netting adjustment.

	December 31, 2018
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Investment securities available-for-sale	$—	$2,470,061	$4	$2,470,065
Loans held-for-sale	—	—	18,070	18,070
Interest-only strips	—	—	16,835	16,835
Derivative assets:(1)
Interest rate contracts	—	7,884	—	7,884
Risk participation agreements	—	25	—	25
Forward foreign exchange contracts	—	6,689	—	6,689
Interest rate lock commitments	—	—	652	652

Total derivative assets	—	14,598	652	15,250
Forward loan sales commitments	—	—	152	152
Assets held in trust for deferred compensation plans	33,217	—	—	33,217

Total assets at fair value	$33,217	$2,484,659	$35,713	$2,553,589

Liabilities
Derivative liabilities:(1)
Interest rate contracts	$—	$3,706	$—	$3,706
Risk participation agreements	—	26	—	26
Forward foreign exchange contracts	—	13	—	13
Interest rate lock commitments	—	—	28	28
Swap agreement	—	—	583	583

Total derivative liabilities	—	3,745	611	4,356
Forward loan sales commitments	—	—	178	178
Liabilities held in trust for deferred compensation plans	33,217	—	—	33,217

Total liabilities at fair value	$33,217	$3,745	$789	$37,751

(1)

As permitted under GAAP, the Corporation has elected to net derivative assets and derivative liabilities when a legally enforceable master netting agreement exists as well as the related cash collateral received and paid. For purposes of this table, the derivative assets and derivative liabilities are presented gross of this netting adjustment.

Management assesses the appropriate classification of financial assets and liabilities within the fair value hierarchy by monitoring the level of available observable market information. Changes in markets or economic conditions, as well as changes to the valuation models, may require the transfer of financial instruments from one fair value level to another. Such transfers, if any, are recorded at the fair values as of the beginning of the quarter in which the transfers occurred.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(In thousands)	Investment securities available-for-sale	Loans held-for-sale	Interest- only strips	Interest rate lock commitments	Swap agreement	Forward loan sales commitments
Asset (liability) balance, December 31, 2016	$18	$6,498	$40,152	$297	$(619)	$361
Total net gains (losses) included in:
Net income	—	129	3,939	(74)	(310)	(298)
Other comprehensive income (loss)	—	—	(452)	—	—	—
Sales	—	(215,381)	—	—	—	—
Originations	—	212,509	3,377	—	—	—
Principal paydowns / settlements	(12)	(399)	(25,630)	—	314	—

Asset (liability) balance, December 31, 2017	$6	$3,356	$21,386	$223	$(615)	$63
Total net gains (losses) included in:
Net income	—	454	2,616	401	(274)	(89)
Other comprehensive income (loss)	—	—	1,195	—	—	—
Sales	—	(332,288)	—	—	—	—
Originations	—	346,560	4,797	—	—	—
Principal paydowns / settlements	(2)	(12)	(13,159)	—	306	—

Asset (liability) balance, December 31, 2018	$4	$18,070	$16,835	$624	$(583)	$(26)
Total net gains (losses) included in:
Net income	1	534	2,568	778	(68)	(119)
Other comprehensive income (loss)	(21)	—	(262)	—	—	—
Acquired	450	—	—	—	—	—
Sales	—	(164,693)	—	—	—	—
Originations	—	175,304	2,789	—	—	—
Principal paydowns / settlements	(1)	(4)	(9,117)	—	295	—
Transfers out of Level 3 (1)	—	(29,211)	—	(1,402)	—	145

Asset (liability) balance, December 31, 2019	$433	$—	$12,813	$—	$(356)	$—

(1)	Certain assets (liabilities) previously classified as Level 3 were transferred to Level 2 because current period prices are derived from Level 2 observable market data.

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis

The following is a discussion of the valuation methodologies used to record assets and liabilities at fair value on a non-recurring basis.

Loans and Leases: Loans and leases for which repayment is expected to be provided solely by the value of the underlying collateral, categorized as Level 3 and recorded at fair value on a non-recurring basis, are valued based on the fair value of that collateral less estimated selling costs. The fair value of the collateral is determined based on internal estimates and/or assessments provided by third-party appraisers and the valuation relies on discount rates ranging from 10.0% to 30.0%. Effective January 1, 2019, in conjunction with the adoption of ASU No. 2016-02, Leases (Topic 842) and the related ASUs, such loans and leases include impaired loans and leases as well as certain delinquent nonaccrual consumer loans. Previously, the Corporation did not include impaired leases.

Loan servicing rights: The fair value of loan servicing rights, categorized as Level 3, is based on a third party valuation model utilizing a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. The valuation relies on discount rates ranging from 2.0% to 30.0%. Loan servicing rights are recorded at the lower of cost or fair value.

Other Real Estate Owned: The fair value of other real estate owned, categorized as Level 3, is based on independent appraisals, real estate brokers’ price opinions or automated valuation methods, less estimated selling costs. Certain properties require assumptions that are not observable in an active market in the determination of fair value and include discount rates ranging from 8.0% to 30.0%. Assets acquired through foreclosure are initially recorded at the lower of the loan or lease carrying amount or fair value less estimated selling costs at the time of transfer to other real estate owned.

Repossessed and Returned Assets: The fair value of repossessed and returned assets, categorized as Level 2 or Level 3 depending on the underlying asset type, is based on available pricing guides, auction results or price opinions, less estimated selling costs. Unobservable inputs used to value repossessed and returned assets categorized as Level 3 include discount rates ranging from 20.0% to 30.0%. Assets acquired through repossession or returned to the Corporation are initially recorded at the lower of carrying amount or fair value less estimated selling costs at the time of transfer to repossessed and returned assets.

The balances of assets measured at fair value on a non-recurring basis were as follows. There were no liabilities measured at fair value on a non-recurring basis at December 31, 2019 and December 31, 2018.

(In thousands)	Level 1	Level 2	Level 3	Total
At December 31, 2019
Loans and leases	$—	$—	$141,199	$141,199
Loan servicing rights	—	—	56,298	56,298
Other real estate owned	—	—	17,577	17,577
Repossessed and returned assets	—	6,968	—	6,968

Total non-recurring fair value measurements	$—	$6,968	$215,074	$222,042

At December 31, 2018
Loans	$—	$—	$57,663	$57,663
Other real estate owned	—	—	9,397	9,397
Repossessed and returned assets	—	4,358	5,165	9,523

Total non-recurring fair value measurements	$—	$4,358	$72,225	$76,583

Fair Value Option

The Corporation has elected the fair value option for certain residential mortgage loans held-for-sale. This election facilitates the offsetting of changes in fair value of the loans held-for-sale and the derivative financial instruments used to economically hedge them. The difference between the aggregate fair value and aggregate unpaid principal balance of these loans held-for-sale was as follows:

(In thousands)	December 31, 2019	December 31, 2018
Fair value carrying amount	$91,202	$18,070
Aggregate unpaid principal amount	88,192	17,517

Fair value carrying amount less aggregate unpaid principal	$3,010	$553

Differences between the fair value carrying amount and the aggregate unpaid principal balance include changes in fair value recorded at and subsequent to funding and gains and losses on the related loan commitment prior to funding. No loans recorded under the fair value option were delinquent or on nonaccrual status at December 31, 2019 and December 31, 2018. The net gain from initial measurement of the loans held-for-sale, any subsequent changes in fair value while the loans are outstanding and any actual adjustment to the gains realized upon sales of the loans totaled $27.9 million, $10.0 million and $4.9 million for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in net gains on sales of loans and leases. These amounts exclude the impacts from the interest rate lock commitments and forward loan sales commitments which are also included in net gains on sales of loans and leases.

Disclosures about Fair Value of Financial Instruments

Management discloses the estimated fair value of financial instruments, including assets and liabilities on and off the Consolidated Statements of Financial Condition, for which it is practicable to estimate fair value. These fair value estimates were made at December 31, 2019 and December 31, 2018 based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price at which an asset could be sold or a liability could be settled. However, given there is no active market or observable market transactions for many of the financial instruments, the estimates of fair value are subjective in nature, involve uncertainties and include matters of significant judgment. Changes in assumptions could significantly affect the estimated values.

The carrying amounts and estimated fair values of the financial instruments, excluding short-term financial assets and liabilities as their carrying amounts approximate fair value and excluding financial instruments recorded at fair value on a recurring basis, were as follows. This information represents only a portion of the Consolidated Statements of Financial Condition and not the estimated value of the Corporation as a whole. Nonfinancial instruments such as the intangible value of the Corporation’s branches and core deposits, leasing operations, goodwill, premises and equipment and the future revenues from the Corporation’s customers are not reflected in this disclosure. Therefore, this information is of limited use in assessing the value of the Corporation.

	At December 31, 2019
	Carrying	Estimated Fair Value
(In thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial instrument assets
FHLB and FRB stocks	$442,440	$—	$442,440	$—	$442,440
Investment securities held-to-maturity	139,445	—	141,168	3,676	144,844
Loans and leases held-for-sale	108,584	—	110,252	2,273	112,525
Net loans(1)	31,699,285	—	—	31,804,513	31,804,513
Securitization receivable(2)	19,689	—	—	19,466	19,466
Deferred fees on commitments to extend credit	19,300	—	19,300	—	19,300

Total financial instrument assets	$32,428,743	$—	$713,160	$31,829,928	$32,543,088

Financial instrument liabilities
Certificates of deposits	$7,455,556	$—	$7,460,577	$—	$7,460,577
Long-term borrowings	2,354,448	—	2,368,469	—	2,368,469
Deferred fees on standby letters of credit	56	—	56	—	56

Total financial instrument liabilities	$9,810,060	$—	$9,829,102	$—	$9,829,102

	At December 31, 2018
	Carrying	Estimated Fair Value
(In thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial instrument assets
FHLB and FRB stocks	$91,654	$—	$91,654	$—	$91,654
Investment securities held-to-maturity	148,852	—	146,467	2,800	149,267
Loans held-for-sale	72,594	—	—	74,078	74,078
Net loans(1)	16,398,860	—	—	16,399,551	16,399,551
Securitization receivable(2)	19,432	—	—	19,025	19,025
Deferred fees on commitments to extend credit	18,555	—	18,555	—	18,555

Total financial instrument assets	$16,749,947	$—	$256,676	$16,495,454	$16,752,130

Financial instrument liabilities
Certificates of deposits	$4,790,680	$—	$4,820,442	$—	$4,820,442
Long-term borrowings	1,449,472	—	1,451,550	—	1,451,550
Deferred fees on standby letters of credit	77	—	77	—	77

Total financial instrument liabilities	$6,240,229	$—	$6,272,069	$—	$6,272,069

(1)	Expected credit losses are included in the estimated fair values.
(2)

The Corporation executed an auto finance loan securitization during 2016 with a related receivable representing a cash reserve account posted at the inception of the securitization. The carrying amount is included in other assets.

Note 25. Earnings Per Common Share

The computations of basic and diluted earnings per common share were as follows:

	Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017
Basic Earnings Per Common Share:
Net income attributable to TCF Financial Corporation	$295,468	$304,358	$268,637
Preferred stock dividends	9,975	11,588	19,904
Impact of preferred stock redemption(1)	—	3,481	5,779

Net income available to common shareholders	285,493	289,289	242,954
Less: Earnings allocated to participating securities	20	42	42

Earnings allocated to common stock	$285,473	$289,247	$242,912

Weighted-average common shares outstanding used in basic earnings per common share calculation	111,604,094	84,133,983	85,706,054

Basic earnings per common share	$2.56	$3.44	$2.83

Diluted Earnings Per Common Share:
Earnings allocated to common stock	$285,473	$289,247	$242,912

Weighted-average common shares outstanding used in basic earnings per common share calculation	111,604,094	84,133,983	85,706,054
Net dilutive effect of:
Non-participating restricted stock	140,832	—	—
Stock options	73,439	1,184	14,544
Warrants	—	189,519	13,977

Weighted-average common shares outstanding used in diluted earnings per common share calculation	111,818,365	84,324,686	85,734,575

Diluted earnings per common share	$2.55	$3.43	$2.83

Anti-dilutive shares outstanding not included in the computation of diluted earnings per common share
Non-participating restricted stock	1,288,539	1,028,942	1,163,382
Stock options	97,980	—	—

(1)	Amounts represent the deferred stock issuance costs originally recorded in preferred stock that were reclassified to retained earnings.

Note 26. Other Noninterest Expense

Other noninterest expense was as follows:

	Year Ended December 31,
(In thousands)	2019	2018	2017
Outside processing	$38,151	$20,574	$20,473
Loan and lease expense	31,216	13,649	22,149
Advertising and marketing	28,220	28,120	26,927
Professional fees	26,863	21,529	33,070
Card processing and issuance costs	21,235	17,461	18,325
FDIC insurance	18,298	15,056	16,049
CFPB and OCC settlement charge	—	32,000	—
Goodwill impairment	—	—	73,041
Other	139,733	107,097	115,712

Total other noninterest expense	$303,716	$255,486	$325,746

Note 27. Reportable Segments

The Corporation’s reportable segments are Consumer Banking, Commercial Banking and Enterprise Services. Consumer Banking is comprised of all of the Corporation’s consumer-facing businesses and includes retail banking, consumer lending, wealth management and small business banking. Commercial Banking, previously named Wholesale Banking, is comprised of commercial and industrial and commercial real estate banking and lease financing. Enterprise Services is comprised of (i) corporate treasury, which includes the Corporation’s investment and borrowing portfolios and management of capital, debt and market risks, (ii) corporate functions, such as information technology, risk and credit management, bank operations, finance, investor relations, corporate development, internal audit, legal and human capital management that provide services to the operating segments, (iii) TCF Financial and (iv) eliminations.

In connection with the Merger, effective August 1, 2019, the Corporation renamed its Wholesale Banking segment to Commercial Banking to align with the way the Corporation is now managed. In addition, activity that was related to small business banking and private banking were moved from the Commercial Banking segment to the Consumer Banking segment. The revised presentation of previously reported segment data has been applied retroactively to all periods presented in these financial statements.

The Corporation evaluates performance and allocates resources based on each reportable segment’s net income or loss. The reportable segments follow GAAP as described in Note 1. Basis of Presentation, except for the accounting for intercompany interest income and interest expense, which are eliminated in consolidation and presenting net interest income on a fully tax-equivalent basis. The Corporation generally accounts for inter-segment sales and transfers at cost.

Certain information for each of the reportable segments, including reconciliations of the Corporation’s consolidated totals, was as follows:

(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services	Consolidated
At or For the Year Ended December 31, 2019:
Net interest income	$676,552	$536,154	$76,326	$1,289,032
Provision for credit losses	16,550	48,732	—	65,282
Noninterest income	273,915	198,898	(7,281)	465,532
Noninterest expense	753,904	383,390	194,821	1,332,115
Income tax expense (benefit)	38,353	50,581	(38,693)	50,241

Income (loss) after income tax expense (benefit)	141,660	252,349	(87,083)	306,926

Income attributable to non-controlling interest	—	11,458	—	11,458
Preferred stock dividends	—	—	9,975	9,975

Net income (loss) available to common shareholders	$141,660	$240,891	$(97,058)	$285,493

Total assets	$14,225,928	$23,610,054	$8,815,571	$46,651,553

(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services	Consolidated
At or For the Year Ended December 31, 2018:
Net interest income	$569,220	$383,031	$56,244	$1,008,495
Provision for credit losses	24,661	22,107	—	46,768
Noninterest income	262,797	190,442	1,158	454,397
Noninterest expense	669,967	308,727	35,706	1,014,400
Income tax expense (benefit)	31,645	52,675	1,776	86,096

Income (loss) after income tax expense (benefit)	105,744	189,964	19,920	315,628

Income attributable to non-controlling interest	—	11,270	—	11,270
Preferred stock dividends	—	—	11,588	11,588
Impact of preferred stock call	—	—	3,481	3,481

Net income (loss) available to common shareholders	$105,744	$178,694	$4,851	$289,289

Total assets	$8,344,771	$12,077,321	$3,277,520	$23,699,612

(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services	Consolidated
At or For the Year Ended December 31, 2017:
Net interest income (expense)	$586,290	$359,844	$(8,660)	$937,474
Provision for credit losses	49,683	18,760	—	68,443
Noninterest income	285,222	150,526	315	436,063
Noninterest expense	748,272	272,888	38,774	1,059,934
Income tax expense (benefit)	49,927	(69,297)	(14,254)	(33,624)

Income (loss) after income tax expense (benefit)	23,630	288,019	(32,865)	278,784

Income attributable to non-controlling interest	—	10,147	—	10,147
Preferred stock dividends	—	—	19,904	19,904
Impact of preferred stock call	—	—	5,779	5,779

Net income (loss) available to common shareholders	$23,630	$277,872	$(58,548)	$242,954

Total assets	$9,062,862	$11,402,657	$2,536,640	$23,002,159

Note 28. Parent Company Financial Information

TCF Financial’s condensed statements of financial condition, income and cash flows were as follows:

Condensed Statements of Financial Condition

	At December 31,
(In thousands)	2019	2018
Assets:
Cash and due from banks	$157,103	$91,132
Premises and equipment, net	3,813	78
Deferred tax asset	8,536	2,974
Investment in TCF Bank	5,526,078	2,426,329
Accounts receivable from TCF Bank	25,887	23,780
Other assets	40,961	1,201

Total assets	$5,762,378	$2,545,494

Liabilities and Equity:
Long term borrowings	$19,021	$—
Accrued expenses and other liabilities	36,342	7,693

Total liabilities	55,363	7,693

Equity	5,707,015	2,537,801

Total liabilities and equity	$5,762,378	$2,545,494

Condensed Statements of Income

	Year Ended December 31,
(In thousands)	2019	2018	2017
Interest income	$262	$200	$183
Interest expense	484	—	—

Net interest income	(222)	200	183
Noninterest income:
Dividends from TCF Bank	225,000	431,000	65,000
Management fees	14,001	20,532	15,660
Other	581	426	13

Total noninterest income	239,582	451,958	80,673

Noninterest expense:
Compensation and employee benefits	18,677	20,282	16,233
Occupancy and equipment	470	301	275
Merger-Related expenses	69,944	—	—
Other	5,040	5,682	3,353

Total noninterest expense	94,131	26,265	19,861

Income before income tax benefit and equity in undistributed earnings (loss) of TCF Bank	145,229	425,893	60,995
Income tax benefit	15,513	952	1,575

Income before equity in undistributed earnings (loss) of TCF Bank	160,742	426,845	62,570
Equity in undistributed earnings (loss) of TCF Bank	134,726	(122,487)	206,067

Net income	295,468	304,358	268,637
Preferred stock dividends	9,975	11,588	19,904
Impact of preferred stock redemption	—	3,481	5,779

Net income available to common shareholders	$285,493	$289,289	$242,954

Condensed Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2019	2018	2017
Cash flows from operating activities:
Net income	$295,468	$304,358	$268,637
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed (earnings) loss of TCF Bank	(134,726)	122,487	(206,067)
Share-based compensation expense	28,351	17,824	14,743
Depreciation and amortization	(640)	4,986	9,110
Provision (benefit) for deferred income taxes	4,893	(583)	4,690
Net gains (losses) on sales of assets	6	(402)	—
Net change in other assets	(1,072)	753	—
Net change in other liabilities	(1,154)	(374)	(2,494)
Other, net	(21,719)	(7,958)	(12,645)

Net cash provided by operating activities	169,407	441,091	75,974

Cash flows from investing activities:
Purchases of premises and equipment and lease equipment	(95)	(3)	(23)
Proceeds from sales of premises and equipment	17	727	—
Net cash acquired in business combination	155,155	—	—

Net cash provided by (used in) investing activities	155,077	724	(23)

Cash flows from financing activities:
Redemption of Series B preferred stock	—	(100,000)	—
Net proceeds from public offering of Series C preferred stock	—	—	169,302
Redemption of Series A preferred stock	—	—	(172,500)
Repurchases of common stock	(86,309)	(212,929)	(9,163)
Common shares sold to TCF employee benefit plans	—	715	23,254
Dividends paid on preferred stock	(9,975)	(11,588)	(19,904)
Dividends paid on common stock	(156,060)	(99,490)	(50,617)
Payments related to tax-withholding upon conversion of share-based awards	(6,198)	(6,865)	(5,506)
Exercise of stock options	29	(997)	(57)

Net cash used in financing activities	(258,513)	(431,154)	(65,191)

Net change in cash and due from banks	65,971	10,661	10,760
Cash and due from banks at beginning of period	91,132	80,471	69,711

Cash and due from banks at end of period	$157,103	$91,132	$80,471

TCF Financial’s operations are conducted through its banking subsidiary, TCF Bank. As a result, TCF Financial’s cash flows and ability to make dividend payments to its preferred and common shareholders depend on the earnings of TCF Bank. The ability of TCF Bank to pay dividends or make other payments to TCF Financial is limited by its obligation to maintain sufficient capital and by other regulatory restrictions on dividends. See “Note 19. Regulatory Capital Requirements” of Notes to Consolidated Financial Statements for further information.

Note 29. Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive income (loss), reclassifications from accumulated other comprehensive income (loss) to various financial statement line items and the related tax effects were as follows:

(In thousands)	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2019:
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips:
Net unrealized gains (losses) arising during the period	$109,403	$(25,707)	$83,696
Reclassification of net (gains) losses from accumulated other comprehensive income (loss) to:
Total interest income	2,644	(716)	1,928
Net gains (losses) on investment securities	(1,517)	369	(1,148)
Other noninterest expense	(485)	129	(356)

Amounts reclassified from accumulated other comprehensive income (loss)	642	(218)	424

Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	110,045	(25,925)	84,120

Recognized postretirement prior service cost:
Reclassification of amortization of prior service cost to other noninterest expense	(46)	13	(33)
Net unrealized gains (losses) on net investment hedges	(7,001)	1,815	(5,186)

Foreign currency translation adjustment(1)	8,514	—	8,514

Total other comprehensive income (loss)	$111,512	$(24,097)	$87,415

Year Ended December 31, 2018:
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips:
Net unrealized gains (losses) arising during the period	$(16,373)	$4,002	$(12,371)
Reclassification of net (gains) losses from accumulated other comprehensive income (loss) to:
Total interest income	1,066	(335)	731
Net gains (losses) on investment securities	(127)	31	(96)
Other noninterest expense	90	(23)	67

Amounts reclassified from accumulated other comprehensive income (loss)	1,029	(327)	702

Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	(15,344)	3,675	(11,669)

Recognized postretirement prior service cost:
Reclassification of amortization of prior service cost to other noninterest expense	(46)	12	(34)

Net unrealized gains (losses) on net investment hedges	13,762	(3,312)	10,450

Foreign currency translation adjustment(1)	(13,368)	—	(13,368)

Total other comprehensive income (loss)	$(14,996)	$375	$(14,621)

Year Ended December 31, 2017:
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips:
Net unrealized gains (losses) arising during the period	$24,244	$(8,857)	$15,387
Reclassification of net (gains) losses from accumulated other comprehensive income (loss) to:
Total interest income	963	572	1,535
Other noninterest expense	(755)	287	(468)

Amounts reclassified from accumulated other comprehensive income (loss)	208	859	1,067

Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	24,452	(7,998)	16,454

Recognized postretirement prior service cost:
Reclassification of amortization of prior service cost to other noninterest expense	(46)	17	(29)

Net unrealized gains (losses) on net investment hedges	(4,430)	1,684	(2,746)

Foreign currency translation adjustment(1)	4,921	—	4,921

Total other comprehensive income (loss)	$24,897	$(6,297)	$18,600

(1)	Foreign investments are deemed to be permanent in nature and, therefore, TCF does not provide for taxes on foreign currency translation adjustments.

Reclassifications of net (gains) losses from accumulated other comprehensive income (loss) for available-for-sale investment securities and interest-only strips were recorded in the Consolidated Statements of Income in interest income for those investment securities that were previously transferred to held-to-maturity, in net gains on investment securities for sales of available-for-sale investment securities and in other noninterest expense for interest-only strips. During 2014, the Corporation transferred $191.7 million of available-for-sale mortgage-backed investment securities to held-to-maturity. At December 31, 2019 and 2018, the unrealized holding loss on the transferred investment securities retained in accumulated other comprehensive income (loss) totaled $8.4 million and $11.0 million, respectively. These amounts are amortized over the remaining lives of the transferred investment securities. The tax effects of the reclassifications included in the table above were recorded in income tax expense (benefit) in the Consolidated Statements of Income.

The components of accumulated other comprehensive income (loss) were as follows:

(In thousands)	Net Unrealized Gains (Losses) on Available-for- Sale Investment Securities and Interest-only Strips	Net Unrealized Gains (Losses) on Net Investment Hedges	Foreign Currency Translation Adjustment	Recognized Postretirement Prior Service Cost	Total
At or For the Year Ended December 31, 2019:
Balance, beginning of period	$(28,022)	$14,986	$(20,211)	$109	$(33,138)
Other comprehensive income (loss)	83,696	(5,186)	8,514	—	87,024
Amounts reclassified from accumulated other comprehensive income (loss)	424	—	—	(33)	391

Net other comprehensive income (loss)	84,120	(5,186)	8,514	(33)	87,415

Balance, end of period	$56,098	$9,800	$(11,697)	$76	$54,277

At or For the Year Ended December 31, 2018:
Balance, beginning of period	$(16,353)	$4,536	$(6,843)	$143	$(18,517)
Other comprehensive income (loss)	(12,371)	10,450	(13,368)	—	(15,289)
Amounts reclassified from accumulated other comprehensive income (loss)	702	—	—	(34)	668

Net other comprehensive income (loss)	(11,669)	10,450	(13,368)	(34)	(14,621)

Balance, end of period	$(28,022)	$14,986	$(20,211)	$109	$(33,138)

At or For the Year Ended December 31, 2017:
Balance, beginning of period	$(28,601)	$6,493	$(11,764)	$147	$(33,725)
Other comprehensive income (loss)	15,387	(2,746)	4,921	—	17,562
Amounts reclassified from accumulated other comprehensive income (loss)	1,067	—	—	(29)	1,038

Net other comprehensive income (loss)	16,454	(2,746)	4,921	(29)	18,600

Adoption impact of ASU 2018-02	(4,206)	789	—	25	(3,392)

Balance, end of period	$(16,353)	$4,536	$(6,843)	$143	$(18,517)

Note 30. Selected Quarterly Financial Data (Unaudited)

	Quarter Ended
(In thousands, except per share data)	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
Net interest income	$408,753	$371,793	$254,057	$254,429	$253,153	$253,502	$254,751	$247,089
Provision for credit losses	14,403	27,188	13,569	10,122	18,894	2,270	14,236	11,368

Net interest income after provision for credit losses	394,350	344,605	240,488	244,307	234,259	251,232	240,515	235,721
Noninterest income	158,052	94,258	109,718	103,504	123,868	112,064	110,151	108,314
Noninterest expense	416,571	425,620	236,849	253,075	249,958	246,423	272,039	245,980

Income before income tax expense (benefit)	135,831	13,243	113,357	94,736	108,169	116,873	78,627	98,055
Income tax expense (benefit)	21,375	(11,735)	19,314	21,287	20,013	28,034	16,418	21,631

Income after income tax expense (benefit)	114,456	24,978	94,043	73,449	88,156	88,839	62,209	76,424
Income attributable to non-controlling interest	2,057	2,830	3,616	2,955	2,504	2,643	3,460	2,663

Net income attributable to TCF Financial Corporation	112,399	22,148	90,427	70,494	85,652	86,196	58,749	73,761
Preferred stock dividends	2,494	2,494	2,494	2,493	2,494	2,494	2,494	4,106
Impact of preferred stock redemption	—	—	—	—	—	—	—	3,481

Net income available to common shareholders	$109,905	$19,654	$87,933	$68,001	$83,158	$83,702	$56,255	$66,174

Earnings per common share:
Basic	$0.72	$0.15	$1.07	$0.83	$1.00	$1.00	$0.67	$0.77
Diluted	0.72	0.15	1.07	0.83	1.00	1.00	0.67	0.77

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Disclosure Controls and Procedures TCF Financial carried out an evaluation, under the supervision and with the participation of TCF Financial’s management, including its Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer) and Chief Accounting Officer (Principal Accounting Officer), of the effectiveness of the design and operation of TCF Financial’s disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, management concluded that TCF Financial’s disclosure controls and procedures were effective as of December 31, 2019.

Any system of disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by TCF Financial in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to TCF Financial’s management, including the Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial Officer) and Chief Accounting Officer (Principal Accounting Officer), as appropriate, to allow for timely decisions regarding required disclosure. TCF Financial’s disclosure controls also include internal controls that are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use and that transactions are properly recorded and reported.

Changes in Internal Control Over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for TCF. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TCF; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of TCF are only being made in accordance with authorizations of management and directors of TCF; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of TCF’s assets that could have a material effect on the financial statements.

The Merger, which was completed on August 1, 2019, had a material impact on the financial position, results of operations and cash flows of the combined company from the date of acquisition through December 31, 2019. We continue to progress in our process of planning for the future integration of our financial systems and assessing the anticipated changes in the internal controls over financial reporting for the combined company. We expect that the integration will be completed in the second half of 2020 and we will disclose material changes in internal control over financial reporting on an on-going basis as they occur.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for TCF Financial Corporation (the “Corporation”). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Corporation are only being made in accordance with authorizations of management and directors of the Corporation; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the financial statements.

Management, with the participation of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), completed an assessment of TCF’s internal control over financial reporting as of December 31, 2019. This assessment was based on criteria for evaluating internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on this assessment, management concluded that TCF’s internal control over financial reporting was effective as of December 31, 2019.

KPMG LLP, the Corporation’s independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has issued an unqualified attestation report on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2019.

Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

TCF Financial Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited TCF Financial Corporation and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Corporation as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 2, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Detroit, Michigan

March 2, 2020

Exhibit 99.2

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition (Unaudited)

(Dollars in thousands, except per share data)	At September 30, 2020	At December 31, 2019
ASSETS
Cash and cash equivalents:
Cash and due from banks	$538,481	$491,787
Interest-bearing deposits with other banks	1,232,773	736,584

Total cash and cash equivalents	1,771,254	1,228,371
Federal Home Loan Bank and Federal Reserve Bank stocks, at cost	300,444	442,440
Investment securities:
Available-for-sale, at fair value (amortized cost of $7,187,692 and $6,639,277)	7,446,163	6,720,001
Held-to-maturity, at amortized cost (fair value of $180,364 and $144,844)	170,309	139,445

Total investment securities	7,616,472	6,859,446
Loans and leases held-for-sale (includes $460,172 and $91,202 at fair value)	460,427	199,786
Loans and leases	34,343,691	34,497,464
Allowance for loan and lease losses	(515,229)	(113,052)

Loans and leases, net	33,828,462	34,384,412
Premises and equipment, net	469,699	533,138
Goodwill	1,313,046	1,299,878
Other intangible assets, net	151,875	168,368
Loan servicing rights	38,253	56,313
Other assets	1,615,857	1,479,401

Total assets	$47,565,789	$46,651,553

LIABILITIES AND EQUITY
Liabilities
Deposits:
Noninterest-bearing	$10,691,041	$7,970,590
Interest-bearing	28,481,056	26,497,873

Total deposits	39,172,097	34,468,463
Short-term borrowings	655,461	2,669,145
Long-term borrowings	871,845	2,354,448
Other liabilities	1,207,966	1,432,256

Total liabilities	41,907,369	40,924,312

Equity
Preferred stock, $0.01 par value, 2,000,000 shares authorized; 7,000 shares issued	169,302	169,302
Common stock, $1.00 par value, 220,000,000 shares authorized
Issued—152,379,722 shares at September 30, 2020 and 152,965,571 shares at December 31, 2019	152,380	152,966
Additional paid-in capital	3,450,669	3,462,080
Retained earnings	1,700,044	1,896,427
Accumulated other comprehensive income	191,771	54,277
Other	(27,122)	(28,037)

Total TCF Financial Corporation shareholders’ equity	5,637,044	5,707,015
Non-controlling interest	21,376	20,226

Total equity	5,658,420	5,727,241

Total liabilities and equity	$47,565,789	$46,651,553

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2020	2019	2020	2019
Interest income
Interest and fees on loans and leases	$373,112	$417,370	$1,209,034	$983,890
Interest on investment securities:
Taxable	35,648	31,038	109,073	69,745
Tax-exempt	3,892	3,385	12,396	7,277
Interest on loans held-for-sale	3,829	1,408	8,712	2,832
Interest on other earning assets	3,967	6,607	14,995	13,739

Total interest income	420,448	459,808	1,354,210	1,077,483

Interest expense
Interest on deposits	31,852	70,900	146,056	149,154
Interest on borrowings	11,429	17,115	51,147	48,050

Total interest expense	43,281	88,015	197,203	197,204

Net interest income	377,167	371,793	1,157,007	880,279
Provision for credit losses	69,664	27,188	245,333	50,879

Net interest income after provision for credit losses	307,503	344,605	911,674	829,400

Noninterest income
Leasing revenue	31,905	39,590	102,642	117,032
Fees and service charges on deposit accounts	25,470	34,384	82,899	88,504
Net gains (losses) on sales of loans and leases	23,490	(5,984)	73,114	13,374
Card and ATM revenue	23,383	23,315	65,704	62,470
Wealth management revenue	6,506	4,241	18,863	4,241
Servicing fee revenue	321	5,121	10,154	14,754
Net gains on investment securities	2,324	5,900	2,332	7,417
Other	5,411	(12,309)	33,119	(312)

Total noninterest income	118,810	94,258	388,827	307,480

Noninterest expense
Compensation and employee benefits	168,323	155,745	511,650	395,953
Occupancy and equipment	48,233	49,229	159,628	132,789
Lease financing equipment depreciation	17,932	19,408	54,594	57,797
Net foreclosed real estate and repossessed assets	1,518	2,203	4,375	9,281
Merger-related expenses	54,011	111,259	172,358	124,943
Other	83,423	87,776	245,675	194,781

Total noninterest expense	373,440	425,620	1,148,280	915,544

Income before income tax (benefit) expense	52,873	13,243	152,221	221,336
Income tax (benefit) expense	(4,429)	(11,735)	14,870	28,866

Income after income tax (benefit) expense	57,302	24,978	137,351	192,470
Income attributable to non-controlling interest	1,564	2,830	5,950	9,401

Net income attributable to TCF Financial Corporation	55,738	22,148	131,401	183,069
Preferred stock dividends	2,494	2,494	7,481	7,481

Net income available to common shareholders	$53,244	$19,654	$123,920	$175,588

Earnings per common share
Basic	$0.35	$0.15	$0.82	$1.79
Diluted	0.35	0.15	0.82	1.79
Weighted-average common shares outstanding
Basic	151,768,337	128,575,171	151,761,299	97,876,262
Diluted	151,821,592	128,754,588	151,826,928	98,055,279

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Net income attributable to TCF Financial Corporation	$55,738	$22,148	$131,401	$183,069
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	(7,694)	19,230	138,550	87,223
Net unrealized gains (losses) on net investment hedges	(2,655)	1,641	3,269	(2,846)
Foreign currency translation adjustment	3,721	(1,968)	(4,298)	5,014
Recognized postretirement prior service cost	(9)	(9)	(27)	(25)

Total other comprehensive income (loss), net of tax	(6,637)	18,894	137,494	89,366

Comprehensive income	$49,101	$41,042	$268,895	$272,435

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity (Unaudited)

At or For the Three Months Ended September 30, 2020 and 2019

	TCF Financial Corporation
	Number of Shares Issued		Preferred	Common	Additional Paid-in	Retained	Accumulated Other Comprehensive Income			Non- controlling	Total
(Dollars in thousands)	Preferred	Common	Stock	Stock	Capital	Earnings	(Loss)	Other	Total	Interest	Equity
Balance, June 30, 2020	7,000	152,233,106	$169,302	$152,233	$3,441,925	$1,700,480	$198,408	$(27,093)	$5,635,255	$23,300	$5,658,555

Net income	—	—	—	—	—	55,738	—	—	55,738	1,564	57,302
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	(6,637)	—	(6,637)	—	(6,637)
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(3,488)	(3,488)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(2,494)	—	—	(2,494)	—	(2,494)
Dividends on common stock of $0.35 per common share	—	—	—	—	—	(53,680)	—	—	(53,680)	—	(53,680)
Stock compensation plans, net of tax	—	146,616	—	147	8,715	—	—	—	8,862	—	8,862
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	29	—	—	(29)	—	—	—

Balance, September 30, 2020	7,000	152,379,722	$169,302	$152,380	$3,450,669	$1,700,044	$191,771	$(27,122)	$5,637,044	$21,376	$5,658,420

Balance, June 30, 2019	7,000	87,943,860	$169,302	$87,944	$781,788	$1,874,308	$37,334	$(265,017)	$2,685,659	$24,858	$2,710,517

Net income	—	—	—	—	—	22,148	—	—	22,148	2,830	24,978
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	18,894	—	18,894	—	18,894
Reverse merger with Chemical Financial Corporation	—	65,539,678	—	65,540	2,687,153	—	—	265,863	3,018,556	—	3,018,556
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(4,375)	(4,375)
Repurchases of 780,716 shares of common stock	—	—	—	—	—	—	—	(32,310)	(32,310)	—	(32,310)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(2,494)	—	—	(2,494)	—	(2,494)
Dividends on common stock of $0.35 per common share	—	—	—	—	—	(53,748)	—	—	(53,748)	—	(53,748)
Stock compensation plans, net of tax	—	87,843	—	87	13,070	—	—	242	13,399	—	13,399
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	(3,852)	—	—	3,852	—	—	—

Balance, September 30, 2019	7,000	153,571,381	$169,302	$153,571	$3,478,159	$1,840,214	$56,228	$(27,370)	$5,670,104	$23,313	$5,693,417

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity (Unaudited)

At or For the Nine Months Ended September 30, 2020 and 2019

	TCF Financial Corporation
	Number of Shares Issued		Preferred	Common	Additional Paid-in	Retained	Accumulated Other Comprehensive			Non- controlling	Total
(Dollars in thousands)	Preferred	Common	Stock	Stock	Capital	Earnings	Income (Loss)	Other	Total	Interest	Equity
Balance, December 31, 2019	7,000	152,965,571	$169,302	$152,966	$3,462,080	$1,896,427	$54,277	$(28,037)	$5,707,015	$20,226	$5,727,241
Cumulative effect adjustment related to adoption of Accounting Standards Update 2016-13(1)	—	—	—	—	—	(159,323)	—	—	(159,323)	74	(159,249)

Balance, January 1, 2020	7,000	152,965,571	169,302	152,966	3,462,080	1,737,104	54,277	(28,037)	5,547,692	20,300	5,567,992
Net income	—	—	—	—	—	131,401	—	—	131,401	5,950	137,351
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	137,494	—	137,494	—	137,494
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(4,874)	(4,874)
Repurchases of 873,376 shares of common stock	—	(873,376)	—	(873)	(32,225)	—	—	—	(33,098)	—	(33,098)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(7,481)	—	—	(7,481)	—	(7,481)
Dividends on common stock of $1.05 per common share	—	—	—	—	—	(160,980)	—	—	(160,980)	—	(160,980)
Stock compensation plans, net of tax	—	287,527	—	287	21,729	—	—	—	22,016	—	22,016
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	(915)	—	—	915	—	—	—

Balance, September 30, 2020	7,000	152,379,722	$169,302	$152,380	$3,450,669	$1,700,044	$191,771	$(27,122)	$5,637,044	$21,376	$5,658,420

Balance, December 31, 2018	7,000	88,198,460	$169,302	$88,198	$798,627	$1,766,994	$(33,138)	$(252,182)	$2,537,801	$18,459	$2,556,260
Net income	—	—	—	—	—	183,069	—	—	183,069	9,401	192,470
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	89,366	—	89,366	—	89,366
Reverse merger with Chemical Financial Corporation	—	65,539,678	—	65,540	2,687,153	—	—	265,863	3,018,556	—	3,018,556
Net investment by (distribution to) non-controlling interest	—	—	—	—	—	—	—	—	—	(4,547)	(4,547)
Repurchases of 1,453,908 shares of common stock	—	—	—	—	—	—	—	(58,805)	(58,805)	—	(58,805)
Dividends on 5.70% Series C Preferred Stock	—	—	—	—	—	(7,481)	—	—	(7,481)	—	(7,481)
Dividends on common stock of $0.94 per common share	—	—	—	—	—	(102,368)	—	—	(102,368)	—	(102,368)
Stock compensation plans, net of tax	—	(166,757)	—	(167)	(5,626)	—	—	15,759	9,966	—	9,966
Change in shares held in trust for deferred compensation plans, at cost	—	—	—	—	(1,995)	—	—	1,995	—	—	—

Balance, September 30, 2019	7,000	153,571,381	$169,302	$153,571	$3,478,159	$1,840,214	$56,228	$(27,370)	$5,670,104	$23,313	$5,693,417

(1)	See “Note 3. Summary of Significant Accounting Policies” for further information

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
(In thousands)	2020	2019
Cash flows from operating activities
Income after income tax (benefit) expense	$137,351	$192,470
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	245,333	50,879
Share-based compensation expense	26,447	17,762
Depreciation and amortization	320,950	207,954
Provision (benefit) for deferred income taxes	(132,148)	(27,732)
Net gains on sales of assets	(97,068)	(46,966)
Proceeds from sales of loans and leases held-for-sale	1,271,793	512,051
Originations of loans and leases held-for-sale, net of repayments	(1,540,397)	(548,371)
Impairment of loan servicing rights	17,248	4,520
Net change in other assets	(422,496)	(188,081)
Net change in other liabilities	(165,881)	16,229
Other, net	(42,154)	(34,793)

Net cash provided by (used in) operating activities	(381,022)	155,922

Cash flows from investing activities
Proceeds from sales of investment securities available-for-sale	50,797	1,993,274
Proceeds from maturities of and principal collected on investment securities available-for-sale	1,646,241	398,989
Purchases of investment securities available-for-sale	(2,074,989)	(1,424,344)
Proceeds from maturities of and principal collected on investment securities held-to-maturity	22,643	11,945
Purchases of investment securities held-to-maturity	(27,428)	(4,029)
Redemption of Federal Home Loan Bank stock	344,014	162,011
Purchases of Federal Home Loan Bank stock	(202,000)	(142,000)
Proceeds from sales of loans and leases	530,734	566,880
Loan and lease originations and purchases, net of principal collected	(433,410)	(674,459)
Proceeds from sales of other assets	60,018	82,970
Purchases of premises and equipment and lease equipment	(75,885)	(108,404)
Net cash acquired (paid) in business combination	—	975,014
Other, net	23,456	(6,743)

Net cash provided by (used in) investing activities	(135,809)	1,831,104

Cash flows from financing activities
Net change in deposits	4,773,178	(15,296)
Net change in short-term borrowings	(2,013,623)	(17,292)
Proceeds from long-term borrowings	4,956,373	2,799,986
Payments on long-term borrowings	(6,445,567)	(3,838,454)
Payments on liabilities related to acquisition and portfolio purchase	—	(1,000)
Repurchases of common stock	(33,098)	(58,804)
Dividends paid on preferred stock	(7,481)	(7,481)
Dividends paid on common stock	(160,980)	(102,368)
Exercise of stock options	(110)	—
Payments related to tax-withholding upon conversion of share-based awards	(4,104)	(5,813)
Net investment by (distribution to) non-controlling interest	(4,874)	(4,547)

Net cash provided by (used in) financing activities	1,059,714	(1,251,069)

Net change in cash and due from banks	542,883	735,957
Cash and cash equivalents at beginning of period	1,228,371	587,057

Cash and cash equivalents at end of period	$1,771,254	$1,323,014

Supplemental disclosures of cash flow information
Cash paid (received) for:
Interest on deposits and borrowings	$195,619	$192,793
Income taxes, net	130,144	10,367
Noncash activities:
Transfer of loans and leases to other assets	38,938	73,314
Transfer of loans and leases from held-for-investment to held for sale, net	426,063	1,837,445

See accompanying notes to consolidated financial statements.

TCF FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Note 1. Basis of Presentation

On August 1, 2019 (the “Merger Date”), TCF Financial Corporation, a Delaware corporation (“Legacy TCF”), merged with and into Chemical Financial Corporation, a Michigan corporation (“Chemical”), with Chemical continuing as the surviving entity (the “Merger”). Immediately following the Merger, Chemical’s wholly owned bank subsidiary, Chemical Bank, a Michigan state-chartered bank, merged with and into Legacy TCF’s wholly owned bank subsidiary, TCF National Bank, a national banking association, with TCF National Bank surviving the merger (“TCF Bank”). Upon completion of the Merger, Chemical was renamed TCF Financial Corporation. TCF Financial Corporation (together with its direct and indirect subsidiaries, “we,” “us,” “our,” “TCF” or the “Corporation”), is a financial holding company, headquartered in Detroit, Michigan. TCF Bank has its main office in Sioux Falls, South Dakota. References herein to “TCF Financial” or the “Holding Company” refer to TCF Financial Corporation on an unconsolidated basis.

The Merger was accounted for as a reverse merger using the acquisition method of accounting, therefore, Legacy TCF was deemed the accounting acquirer for financial reporting purposes, even though Chemical was the legal acquirer. Accordingly, Legacy TCF’s historical financial statements are the historical financial statements of the combined company for all periods before the Merger Date. TCF’s results of operations include the results of operations of Chemical on and after August 1, 2019. Results for periods before August 1, 2019 reflect only those of Legacy TCF and do not include the results of operations of Chemical. The number of shares issued and outstanding, earnings per share, additional paid-in-capital, dividends paid and all references to share quantities of TCF have been retrospectively adjusted to reflect the equivalent number of shares issued to holders of Legacy TCF common stock in the Merger. See “Note 2. Merger” for further information. In addition, the assets and liabilities of Chemical as of the Merger Date have been recorded at their estimated fair value and added to those of Legacy TCF.

TCF Bank operates banking centers primarily located in Michigan, Illinois and Minnesota with additional locations in Colorado, Ohio, South Dakota and Wisconsin (TCF’s “primary banking markets”). Through its direct subsidiaries, TCF Bank provides a full range of consumer-facing and commercial services, including consumer and commercial banking, trust and wealth management, and specialty leasing and lending products and services to consumers, small businesses and commercial customers.

The accompanying unaudited consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and in accordance with the instructions to Quarterly Report on Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, the consolidated financial statements do not include all of the information and notes necessary for complete financial statements in conformity with GAAP. In the opinion of management, the accompanying unaudited consolidated financial statements contain all the significant adjustments, consisting of normal recurring items, considered necessary for fair presentation. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year. The information in this Quarterly Report on Form 10-Q is written with the presumption that the users of the interim financial statements have read or have access to the Corporation’s most recent Annual Report on Form 10-K, which contains the latest audited financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations at and for the year ended December 31, 2019.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are based on information available to management at the time the estimates are made. Actual results could differ from those estimates. Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

Note 2. Merger

As described in Note 1. Basis of Presentation, on August 1, 2019, the Corporation completed the Merger with Legacy TCF.

The Merger was an all-stock transaction. Pursuant to the merger agreement, on the Merger Date, each holder of Legacy TCF common stock received 0.5081 shares (the “Exchange Ratio”) of TCF’s common stock for each share of Legacy TCF common stock held. Each outstanding share of common stock of Chemical remained outstanding and was unaffected by the Merger other than by the change of the Corporation’s name from Chemical Financial Corporation to TCF Financial Corporation. As of the effective time of the Merger on August 1, 2019, TCF Financial had approximately 153.5 million shares of common stock outstanding. On the Merger Date, the shares of Legacy TCF common stock, which previously traded under the ticker symbol “TCF” on the New York Stock Exchange (the “NYSE”) ceased trading on, and were delisted from, the NYSE. Following the Merger, TCF Financial common stock continues to trade on the Nasdaq Stock Market (“NASDAQ”), but its ticker symbol changed from “CHFC” to “TCF” effective August 1, 2019.

Pursuant to the merger agreement, each outstanding share of Legacy TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $25,000 per share (the “Legacy TCF Preferred Stock”) was converted into the right to receive one share of newly created 5.70% Series C Non-Cumulative Perpetual Preferred Stock of TCF, with a liquidation preference of $25,000 per share (the “New TCF Preferred Stock”), and each depository share representing 1/1000th of a share of Legacy TCF Preferred Stock was converted into one depositary share representing 1/1000th of a share of New TCF Preferred Stock. Immediately following the effective time of the Merger, as of August 1, 2019, TCF Financial had 7,000 shares of New TCF Preferred Stock outstanding and 7.0 million related depositary shares outstanding.

The Merger constituted a business combination and was accounted for as a reverse merger using the acquisition method of accounting, therefore, Legacy TCF was deemed the acquirer for financial reporting purposes even though Chemical was the legal acquirer. As a result, the historical financial statements of Legacy TCF became the historical financial statements of the combined company. In addition, the assets acquired, including the intangible assets identified, and assumed liabilities of Chemical as of the Merger Date, have been recorded at their estimated fair value and added to those of Legacy TCF. In many cases, the determination of fair value required management to make estimates about discount rates, expected future cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

As the legal acquirer, Chemical (now TCF Financial Corporation) issued approximately 81.9 million shares of TCF Financial common stock in connection with the Merger, which represented approximately 53% of the voting interests in TCF Financial upon completion of the Merger. Guidance in Accounting Standards Codification (“ASC”) 805-40-30-2 explains that the purchase price in a reverse acquisition is determined based on “the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition.” The first step in calculating the purchase price in the Merger is to determine the ownership of the combined company following the Merger. The table below summarizes the ownership of the combined company (“TCF Financial”) following the Merger, as well as the market capitalization of the combined company using shares of Chemical and Legacy TCF common stock outstanding at July 31, 2019 and Chemical’s closing price on July 31, 2019.

(Dollars in thousands)	TCF Financial Ownership and Market Value Table
	Number of Chemical Outstanding Shares	Percentage Ownership	Market Value at $42.04 Chemical Share Price
Legacy TCF shareholders	81,920,494	53.38%	$3,443,938
Chemical shareholders	71,558,755	46.62	3,008,330

Total	153,479,249	100.00%	$6,452,268

Next, the hypothetical number of shares Legacy TCF would have to issue to give Chemical owners the same percentage ownership in the combined company is calculated in the table below (based on shares of Legacy TCF common stock outstanding at July 31, 2019):

	Hypothetical Legacy TCF Ownership
	Number of Legacy TCF Outstanding Shares	Percentage Ownership
Legacy TCF shareholders	161,229,078	53.38%
Chemical shareholders	140,835,967	46.62

Total	302,065,045	100.00%

Finally, the purchase price is calculated based on the number of hypothetical shares of Legacy TCF common stock issued to Chemical shareholders multiplied by the share price as demonstrated in the table below.

(Dollars in thousands, except per share data)
Number of hypothetical Legacy TCF shares issued to Chemical shareholders	140,835,967
Legacy TCF market price per share as of July 31, 2019	$21.38
Purchase price determination of hypothetical Legacy TCF shares issued to Chemical shareholders	$3,011,073
Value of Chemical stock options hypothetically converted to options to acquire shares of Legacy TCF common stock	7,335
Cash in lieu of fractional shares	148

Purchase price consideration	$3,018,556

The following table provides the purchase price allocation as of the Merger Date and the assets acquired and liabilities assumed at their estimated fair value as of the Merger Date as recorded by the Corporation. The Corporation recorded the estimate of fair value based on initial valuations available at the Merger Date and these estimates are considered preliminary and subject to adjustment for up to one year after the Merger Date. While the Corporation believes that the information available at the Merger Date provided a reasonable basis for estimating fair value, following the Merger, the Corporation obtained additional information and evidence and then finalized all valuations and recorded final adjustments during the first quarter of 2020. These adjustments included: (i) changes in the estimated fair value of loans and leases acquired, (ii) changes in deferred tax assets related to fair value estimates and changes in the expected realization of items considered to be net operating loss carryforwards, and (iii) changes in goodwill as a result of the net effect of any adjustments.

(In thousands)
Purchase price consideration:
Stock	$3,018,556
Fair value of assets acquired(1)
Cash and cash equivalents	975,014
Federal Home Loan Bank and Federal Reserve Bank stocks	218,582
Investment securities	3,774,738
Loans held-for-sale	44,532
Loans and leases	15,713,399
Premises and equipment	140,219
Loan servicing rights	59,567
Other intangible assets	159,532
Net deferred tax asset(2)	65,685
Other assets	552,432

Total assets acquired	21,703,700
Fair value of liabilities assumed(1)
Deposits	16,418,215
Short-term borrowings	2,629,426
Long-term borrowings	442,323
Other liabilities	353,469

Total liabilities assumed	19,843,433
Fair value of net identifiable assets	1,860,267

Goodwill resulting from Merger(1)	$1,158,289

(1)

All amounts were previously reported in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019, with the exception of the following adjustments to fair value based on additional information obtained in the first quarter of 2020: (i) loans and leases ($17.2 million decrease), (ii) net deferred tax asset ($4.0 million increase), and (iii) goodwill resulting from Merger ($13.2 million increase).

(2)	Net deferred tax asset includes acquisition-related fair value adjustments, loss and tax credit carry forwards, mortgage servicing rights and core deposit and customer intangibles.

The final loan valuation adjustments also impacted interest income in the first quarter of 2020. Additional accretion of $2.4 million would have been recorded as interest income in the year ended December 31, 2019, had the final loan valuation been recorded at the Merger Date.

As described in more detail in Note 3. Summary of Significant Accounting Policies below, all Chemical loans and leases were recorded at their estimated fair value as of the Merger Date with no carryover of the related allowance for loans and lease losses. The acquired loans and leases were segregated into two classifications at acquisition, purchased credit impaired (“PCI”) loans accounted for under the provisions of legacy GAAP Accounting Standards Codification (“ASC”) Topic 310-30, and purchased nonimpaired loans and leases, also referred to as purchased loans and leases. The excess of cash flows expected to be collected over the estimated fair value of PCI loans is referred to as the accretable yield and is accreted into interest income over the estimated remaining life of the loan using the effective yield method. The difference between the contractually required payments and the cash flows expected to be collected at acquisition, considering the impact of prepayment and estimates of future credit losses expected to be incurred, is referred to as the nonaccretable difference.

Information regarding acquired loans and leases included in net loans and leases acquired at the Merger Date was as follows:

(In thousands)
PCI loans:
Contractually required payments receivable	$413,176
Nonaccretable difference	(63,014)

Expected cash flows	350,162
Accretable yield	38,479

Fair value of PCI loans	$311,683
Purchased nonimpaired loans and leases:
Unpaid principal balance	$15,636,020
Fair value discount	(234,304)

Fair value at acquisition	15,401,716

Total fair value at acquisition	$15,713,399

Other intangible assets consisted of core deposits and customer relationship intangibles with estimated fair values at the Merger Date of $138.2 million and $21.3 million, respectively. Core deposit intangibles are being amortized over a weighted-average life of ten years on an accelerated basis. Customer relationship intangibles are being amortized over a weighted-average life of 15.6 years based on expected economic benefits of the underlying intangible assets. The weighted-average life of amortizable intangibles acquired in the Merger was 11 years.

As a result of the Merger, the Corporation recorded $1.2 billion of goodwill. Of the $1.2 billion, $528.0 million was attributable to Consumer Banking and $630.3 million was attributable to Commercial Banking. The goodwill recorded is not deductible for income tax purposes.

Pro Forma Combined Results of Operations The following pro forma financial information presents the consolidated results of operations of Legacy TCF and Chemical as if the Merger had occurred as of January 1, 2019 with pro forma adjustments. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount (amortization of premium) associated with the fair value adjustments to acquired loans and leases, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustments to acquired time deposits and borrowings and other debt, amortization of the customer relationship intangibles, and amortization of the core deposit intangibles that would have resulted had the deposits been acquired as of January 1, 2019. Merger-related expenses incurred by TCF prior to completion of the Merger are not reflected in the pro forma amounts. The pro forma information does not necessarily reflect the results of operations that would have occurred had Legacy TCF merged with Chemical at the beginning of 2019. Anticipated cost savings that have not yet been realized are also not reflected in the pro forma amounts for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2020	2019	2020	2019
Net interest income and other noninterest income	$495,977	$536,165	$1,545,834	$1,654,571
Net income	55,738	125,560	131,401	435,003
Net income available to common shareholders	53,244	123,066	123,920	427,522
Earnings per share:
Basic	$0.35	$0.81	$0.82	$2.79
Diluted	0.35	0.81	0.82	2.77

Note 3. Summary of Significant Accounting Policies

Accounting policies in effect at December 31, 2019, as previously disclosed in “Note 3. Summary of Significant Accounting Policies” in the Corporation’s Annual Report on Form 10-K at and for the year ended December 31, 2019, remain significantly unchanged and have been followed similarly as in previous periods except for the allowance for credit losses accounting policy, the loans and leases acquired in a business combination accounting policy, the investments securities held-to-maturity accounting policy, and the investment securities available-for-sale accounting policy, resulting from the adoption of Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related ASUs, as described below.

Allowance for Credit Losses The Corporation’s reserve methodology used to determine the appropriate level of the allowance for credit losses (“ACL”) is a critical accounting estimate. The ACL is maintained at a level believed to be appropriate to provide for the current credit losses expected to be incurred in the loan and lease portfolios over the remaining expected life of each financial asset at the balance sheet date, including known or anticipated problem loans and leases, as well as for loans and leases which are not currently known to require specific allowances. The Corporation individually evaluates loans and leases that do not share similar risk characteristics with other financial assets for impairment, generally this means troubled debt restructuring (“TDR”) loans, previously removed TDR loans and any other loans and leases that no longer exhibit similar risk characteristics of one of the pools of financial assets used for collective evaluation. All other loans and leases are evaluated collectively for impairment. The ACL includes the allowance for loan and lease losses (“ALLL”) and a reserve for unfunded lending commitments (“RULC”). The ALLL and RULC are valuation accounts presented separately on the Consolidated Statements of Financial Condition. The ALLL is deducted from or added to loans’ amortized cost basis to present the net amount expected to be collected. The RULC for letters of credit, financial guarantees and binding unfunded loan commitments is recorded in other liabilities.

Individually evaluated loans and leases are a key component of the ALLL. Individually evaluated consumer loans are generally measured at the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based on the fair value of the collateral less estimated selling costs. Individually evaluated commercial loans and leases are generally measured at the present value of the expected future cash flows discounted at the initial effective interest rate of the loan or lease, unless the loan or lease is collateral dependent, in which case impairment is based on the fair value of collateral less estimated selling costs; however, if payment or satisfaction of the loan or lease is dependent on the operation, rather than the sale of the collateral, the impairment does not include estimated selling costs.

The impairment for all other consumer and commercial loans and leases is evaluated collectively by various characteristics. The collective evaluation of expected losses in these portfolios is based on their probability of default multiplied by historical loss rates, as well as adjustments for forward-looking information, including industry and macroeconomic forecasts. Management’s current methodology includes a twenty-four month reasonable and supportable forecast period with a twelve month straight line reversion to historical loss rates. Factors utilized in the determination of the amount of the allowance include historical loss experience, current economic forecasts and measurement date credit risk characteristics such as product type, lien position, delinquency, collateral value, credit bureau scores and financial statement ratios. The various quantitative and qualitative factors used in the methodologies are reviewed quarterly.

Loans and leases are charged off to the extent they are deemed to be uncollectible. Net charge-offs are included in historical data utilized for calculating the ACL. Loans that are not collateral dependent are charged off when deemed uncollectible based on specific facts and circumstances. Residential mortgage and home equity loans are charged off to the estimated fair value of the underlying collateral, less estimated selling costs, no later than 150 days past due. Additional review of the fair value, less estimated costs to sell, compared with the recorded value occurs upon foreclosure and additional charge-offs are recorded if necessary. Consumer installment loans will generally be charged off in full no later than 120 days past due, unless repossession is reasonably assured and in process, in which case the loan would be charged off to the fair value of the collateral, less estimated selling costs. Consumer loans in bankruptcy status may be charged down to the fair value of the collateral, less estimated selling costs, when the loan is 60 days past due, or within 60 days after receipt of bankruptcy notification, whichever is shorter. Deposit account overdrafts are reported in other loans. Net losses on uncollectible overdrafts are reported as net charge-offs in the ALLL within 60 days from the date of overdraft. Commercial loans and leases that are considered collateral dependent are charged off to the estimated fair value, less estimated selling costs when it becomes probable, based on current information and events, that all principal and interest amounts will not be collectible in accordance with their contractual terms.

The RULC leverages the same loss estimate methodology utilized to measure the ALLL. The Corporation estimates expected credit losses over the period in which it is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Corporation. The RULC estimate considers both the likelihood that funding will occur and expected credit losses on funded balances at the time of default.

The amount of the ACL significantly depends on management’s estimates of key factors and assumptions affecting valuation, appraisals of collateral, evaluations of performance and status, the amounts and timing of future cash flows expected to be received, forecasts of future economic conditions and reversion periods. Such estimates, appraisals, evaluations, cash flows and forecasts may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees, properties or economic conditions. These estimates are reviewed quarterly and adjustments, if necessary, are recorded in the provision for credit losses in the periods in which they become known.

Accrued interest receivable is included in other assets on the Consolidated Statements of Financial Condition, and an ACL is not recorded for these balances. Generally, when a loan or lease is placed on nonaccrual status, typically when the collection of interest or principal is 90 days or more past due, uncollected interest accrued in prior years is charged off against the ACL and interest accrued in the current year is reversed against interest income.

Management maintains a framework of controls over the estimation process for the ACL, including review of collective reserve methodologies for compliance with GAAP. Management has a quarterly process to review the appropriateness of historical observation periods and loss assumptions, risk ratings assigned to commercial loans and leases, and discount rate assumptions used to estimate the fair value of consumer real estate. Management reviews its qualitative framework and the effect on the collective reserve compared with relevant credit risk factors and consistency with credit trends. Management also maintains controls over the information systems, models and spreadsheets used in the quantitative components of the reserve estimate. This includes the quality and accuracy of historical data used to derive loss rates, the probability of default, loss given default, the inputs to industry and macroeconomic forecasts and the reversion periods utilized. The results of this process are summarized and presented to management quarterly for their approval of the recorded allowance.

See “Note 8. Allowance for Credit Losses and Credit Quality” for further information.

Loans and Leases Acquired in a Business Combination The Corporation records loans and leases acquired in a business combination at fair value at the acquisition date and the fair value discount or premium is recognized as an adjustment to yield over the remaining life of each loan or lease. An ALLL is also recorded following the Corporation’s ACL accounting policy. Purchased and acquired loans and leases are evaluated at the acquisition date and classified as either (i) loans and leases purchased without evidence of deteriorated credit quality since origination, or (ii) loans and leases purchased that as of the date of acquisition have experienced a more-than-insignificant deterioration in credit quality since origination, referred to as purchased financial assets with credit deterioration (“PCD”) assets. In determining whether an acquired asset should be classified as PCD, the Corporation must make numerous assumptions, interpretations and judgments using internal and third-party credit quality information to determine whether or not the asset has experienced more-than-insignificant credit deterioration since origination. This is a point in time assessment and is inherently subjective due to the nature of the available information and judgment involved. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due and nonaccrual status, recent borrower credit scores and loan-to-value percentages. The ALLL estimated for PCD loans and leases as of the acquisition date is recorded as a gross-up of the loan or lease balance and the ALLL. Any remaining discount or premium after the gross-up is then recognized as an adjustment to yield over the remaining life of each PCD loan or lease. After the acquisition date, the accounting for acquired loans and leases, including PCD and non-PCD loans and leases, follows the same accounting guidance as loans and leases originated by the Corporation.

See “Note 8. Allowance for Credit Losses and Credit Quality” for further information.

Investment Securities Held-to-Maturity

Investment securities held-to-maturity are carried at cost and adjusted for amortization of premiums or accretion of discounts using a level yield method; however, transfers of investment securities available-for-sale to investment securities held-to-maturity are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of each transfer is retained in accumulated other comprehensive income (loss) and in the carrying value of the held-to-maturity investment security. Such amounts are then amortized over the remaining life of the transferred investment security as an adjustment of the yield on those securities. The Corporation evaluates investment securities held-to-maturity for credit losses on a quarterly basis, and records any such losses as a component of provision for credit losses in the Consolidated Statements of Income and a corresponding ACL. At September 30, 2020 there was no ACL recorded. See “Note 6. Investment Securities” for further information on investment securities held-to-maturity.

Investment Securities Available-for-Sale

Investment securities available-for-sale are carried at fair value with the unrealized gains or losses net of related deferred income taxes reported within accumulated other comprehensive income (loss). The cost of investment securities sold is determined on a specific identification basis and gains or losses on sales of investment securities available-for-sale are recognized on trade dates. Discounts and premiums on investment securities available-for-sale are amortized using a level yield method over the expected life of the security, or to the earliest call date for premiums on investment securities with call features. The Corporation evaluates investment securities available-for-sale for credit losses on a quarterly basis, and records any such losses as a component of provision for credit losses in the Consolidated Statements of Income and a corresponding ACL. At September 30, 2020 there was no ACL recorded. See “Note 6. Investment Securities” for further information on investment securities available-for-sale.

Recently Adopted Accounting Pronouncements

Effective January 1, 2020, the Corporation adopted ASU No. 2020-03, Codification Improvements to Financial Instruments, which is comprised of amendments intended to clarify or improve the accounting guidance for various financial instruments, including fair value measurement and disclosure, disclosures for depository and lending institutions, and the interaction between Topic 326—Financial Instruments—Credit losses and other Topics. Each of the clarifying amendments are either not relevant to the Corporation’s consolidated financial statements or further confirmed the Corporation’s existing interpretation of the accounting guidance. As such, the adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2020, the Corporation adopted ASU No. 2019-08, Compensation-Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements-Share-Based Consideration Payable to a Customer, which requires entities to measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2020, the Corporation adopted ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which makes targeted improvements to the accounting for collaborative arrangements in response to questions raised as a result of the issuance of ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2020, the Corporation adopted ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. In addition to providing variable interest entities (“VIE”) guidance to private companies, this ASU contains an amendment applicable to all entities which amends how a decision maker or service provider determines whether its fee is a variable interest in a VIE when a related party under common control also has an interest in the VIE. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2020, the Corporation adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. While the adoption of this guidance required adjustments to our fair value disclosures, it did not have a material impact on the consolidated financial statements.

Effective January 1, 2020, the Corporation adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new guidance, the Corporation will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for any amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance largely remains unchanged. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Effective January 1, 2020, the Corporation adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets (including off-balance sheet exposures), including trade and other receivables, debt securities held-to-maturity, loans, net investments in leases and purchased financial assets with credit deterioration. The ASU requires the use of a current expected credit loss (“CECL”) methodology to determine the allowance for credit losses for loans and debt securities held-to-maturity. CECL requires loss estimates for the remaining estimated life of the asset to be measured using historical loss data as well as adjustments for current conditions and reasonable and supportable forecasts of future economic conditions. Effective January 1, 2020, the Corporation also adopted the following ASUs, which further amend the original CECL guidance in Topic 326: (i) ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842; (ii) ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which clarifies and corrects certain unintended applications of the guidance contained in each of the amended Topics; (iii) ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, which provides an option to irrevocably elect to apply the fair value option in Subtopic 825-10 to certain instruments within the scope of Subtopic 326-20 upon adoption of Topic 326; (iv) ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies that expected recoveries of amounts previously written off or expected to be written off should be included in the estimate of allowance for credit losses for purchased financial assets with credit deterioration, provides certain transition relief for TDR accounting when the discounted cash flow method is used to estimate credit losses, allows entities to elect to disclose separately the total amount of accrued interest included in the amortized cost basis as a single balance to meet certain disclosure requirements, and clarifies that an entity should assess whether it reasonably expects the borrower will be able to continually replenish collateral securing financial assets when electing a practical expedient to measure the estimate of expected credit losses by comparing the amortized cost basis of the financial asset and the fair value of collateral securing the financial asset as of the reporting date. These ASUs were adopted on a modified retrospective basis.

CECL represents a significant change in GAAP and has resulted in a significant change to industry practice, which the Corporation expects will continue to evolve over time. Our adoption resulted in an ALLL as of January 1, 2020 that is larger than the ALLL that would have been recorded under the legacy guidance on the same date by $206.0 million in total for all portfolios. Approximately 20% of the increase relates to originated loans and leases, with the largest impact on the consumer segment given the longer duration of the portfolios. A significant portion of the increase is a result of new requirements to record ALLL related to acquired loans and leases, regardless of any credit mark previously recorded with respect to them. Approximately 80% of the increase relates to acquired loans and leases, which were recorded at estimated fair value at their respective acquisition date, the majority of which relate to loans and leases acquired in the Merger. Under legacy GAAP, credit marks were included in the determination of the fair value adjustments reflected as a discount to the carrying value of the loans, and an ALLL was not recorded on acquired loans and leases until evidence of credit deterioration existed post acquisition. However, upon adoption of CECL an ALLL is recorded for all acquired loans and leases based on the lifetime loss concept. Further, for acquired loans and leases that do not meet the definition of PCD, the credit and interest marks which existed from acquisition accounting as of December 31, 2019 will continue to accrete over the life of loan. For acquired loans that met the definition of PCI under legacy GAAP and converted to PCD at CECL adoption, the ALLL recorded is recognized through a gross-up that increases the amortized cost basis of loans with a corresponding ALLL, and therefore results in little to no impact to the cumulative effect adjustment to retained earnings. Prior to the adoption of CECL, PCI loans were not classified as nonaccrual loans because they were recorded at their net realizable value based on the principal and interest expected to be collected on the loans. At January 1, 2020, $73.4 million of loans previously classified as PCI were reclassified to nonaccrual loans as a result of the adoption of CECL. The adoption of CECL also resulted in an increase in the liability for unfunded lending commitments of $14.7 million. For other assets within the scope of the standard such as available-for-sale investment securities, held-to-maturity investment securities, and trade and other receivables, the impact from the standard was inconsequential. The cumulative tax effected adjustment to record ALLL and to increase the unfunded lending commitment liability resulted in a reduction to retained earnings of $159.3 million. Post-adoption, as loans and leases are added to the portfolio, the Corporation expects higher levels of ACL determined by CECL assumptions, resulting in accelerated recognition of provision for credit losses, as compared to historical results. In response to the COVID-19 pandemic, the regulatory agencies published a final rule that provides the option to delay the cumulative effect of the day 1 impact of CECL adoption on regulatory capital, along with 25% of the change in the adjusted allowance for credit losses (as computed for regulatory capital purposes which excludes PCD loans), for 2 years, followed by a three-year phase-in period. Management elected the 5-year transition period consistent with the final rule issued by the regulatory agencies. Additional and modified disclosure requirements under CECL are included in “Note 6. Investment Securities” and “Note 8. Allowance for Credit Losses and Credit Quality.”

CARES Act and Interagency Regulatory Guidance Regarding Troubled Debt Restructurings

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law. Section 4013 of the CARES Act provides banks the option to temporarily suspend certain TDR accounting guidance for loans modified due to the effects of COVID-19. Additionally, on April 7, 2020, the Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, National Credit Union Administration, and Office of the Comptroller of the Currency (collectively the “agencies”) issued a statement, “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working With Customers Affected by the Coronavirus (Revised)” (“Interagency Statement on Loan Modifications”) to encourage banks to work prudently with borrowers and to describe the agencies’ interpretation of how accounting guidance for troubled debt restructuring applies to certain COVID-19-related modifications.

The CARES Act includes a provision permitting the Corporation to opt out of applying TDR accounting guidance for certain loan modifications. Loan modifications made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the President of the United States declares a termination of the COVID-19 national emergency are eligible for this relief if the related loans were not more than 30 days past due as of December 31, 2019 and meet the other requirements. The Corporation will first assess if a loan modification meets the qualifications. If the loan modification does not meet the qualification under the CARES Act, the Corporation will then assess applicability of the Interagency Statement on Loan Modifications offering practical expedients for short term modifications. Under both guidance principals, subsequent modifications must be re-evaluated for the appropriate accounting treatment. The Corporation will apply its existing accounting policies for those loans that either do not qualify for the relief under either the CARES Act or the Interagency Statement on Loan Modifications, or for which the Corporation has decided not to apply the relief.

The Corporation has granted short-term (up to 180 days) deferral of payment for certain borrowers. In these cases, the Corporation recognizes interest income as earned. The deferred interest will be repaid by the borrower in a future period, and will be evaluated by the Corporation for collectability. Certain borrowers that need additional relief beyond the initial 180 day deferral continue to be evaluated under the CARES Act, if applicable, but will generally be placed on nonaccrual with any remaining accrued interest balance reversed against interest income.

Recently Issued but Not Yet Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which reduces the complexity of accounting for certain financial instruments with characteristics of both debt and equity. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2022. Early adoption is allowed, but no earlier than the quarter ending March 31, 2021. Management is currently evaluating the impact of this guidance on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides a number of optional expedients to general accounting guidance intended to ease the burden of the accounting impacts of reference rate reform related to contract modifications and hedge accounting elections. Adoption of the expedients is allowed after March 12, 2020 and no later than December 31, 2022. Management is currently evaluating the impact of this guidance on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force), which clarifies the interactions between Topic 321, Topic 323 and Topic 815, including accounting for the transition into and out of the equity method and measuring certain purchased options and forward contracts to acquire investments. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2021. Early adoption is allowed. Management is currently evaluating the impact of this guidance on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes by removing certain exceptions to the general rules found in Topic 740—Income Taxes. The adoption of this ASU will be required beginning with the Corporation’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2021. Early adoption is allowed. Management is currently evaluating the impact of this guidance on the consolidated financial statements.

Note 4. Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and interest-bearing deposits in other banks. Total cash and cash equivalents were $1.8 billion and $1.2 billion at September 30, 2020 and December 31, 2019, respectively.

As of March 26, 2020, TCF Bank was no longer required by Federal Reserve regulations to maintain reserves in cash on hand or at the Federal Reserve Bank.

The Corporation maintains cash balances that are restricted as to their use in accordance with certain obligations. Cash payments received on loans serviced for third parties are generally held in separate accounts until remitted. The Corporation may also retain cash balances for collateral on certain borrowings and derivatives. The Corporation maintained restricted cash totaling $103.9 million and $68.6 million at September 30, 2020 and December 31, 2019, respectively.

Note 5. Federal Home Loan Bank and Federal Reserve Bank Stocks

Federal Home Loan Bank (“FHLB”) and Federal Reserve Bank (“FRB”) stocks were as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
FHLB stock, at cost	$176,459	$318,473
FRB stock, at cost	123,985	123,967

Total investments	$300,444	$442,440

The investments in FHLB stock are required investments related to the Corporation’s membership and borrowings in the FHLB of Des Moines, and additional commitments from the FHLB of Indianapolis and Cincinnati. The Corporation’s investments in the FHLB of Des Moines, Indianapolis and Cincinnati could be adversely impacted by the financial operations of the Federal Home Loan Banks and actions of their regulator, the Federal Housing Finance Agency. The amount of FRB stock that TCF Bank is required to hold is based on TCF Bank’s capital structure. The Corporation periodically evaluates investments for impairment. There was no impairment of these investments at September 30, 2020 and December 31, 2019.

Note 6. Investment Securities

The amortized cost and fair value of investment securities were as follows:

	Investment Securities Available-for-sale, At Fair Value
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At September 30, 2020
Debt securities:
Obligations of states and political subdivisions	$836,691	$41,081	$1,008	$876,764
Government and government-sponsored enterprises	205,213	372	500	205,085
Mortgage-backed securities:
Residential agency	5,229,551	171,039	580	5,400,010
Residential non-agency	205,029	4,571	3	209,597
Commercial agency	671,387	40,373	180	711,580
Commercial non-agency	39,368	3,295	—	42,663

Total mortgage-backed debt securities	6,145,335	219,278	763	6,363,850
Corporate debt and trust preferred securities	453	11	—	464

Total investment securities available-for-sale	$7,187,692	$260,742	$2,271	$7,446,163

At December 31, 2019
Debt securities:
Obligations of states and political subdivisions	$852,096	$12,446	$687	$863,855
Government and government-sponsored enterprises	235,045	18	678	234,385
Mortgage-backed securities:
Residential agency	4,492,427	68,797	6,103	4,555,121
Residential non-agency	374,046	1,166	616	374,596
Commercial agency	645,814	8,639	2,049	652,404
Commercial non-agency	39,398	17	205	39,210

Total mortgage-backed debt securities	5,551,685	78,619	8,973	5,621,331
Corporate debt and trust preferred securities	451	—	21	430

Total investment securities available-for-sale	$6,639,277	$91,083	$10,359	$6,720,001

	Investment Securities Held-to-Maturity
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At September 30, 2020
Residential agency mortgage-backed securities	$166,594	$10,262	$207	$176,649
Corporate debt and trust preferred securities	3,715	—	—	3,715

Total investment securities held-to-maturity (1)	$170,309	$10,262	$207	$180,364

At December 31, 2019
Residential agency mortgage-backed securities	$135,769	$5,576	$177	$141,168
Corporate debt and trust preferred securities	3,676	—	—	3,676

Total investment securities held-to-maturity	$139,445	$5,576	$177	$144,844

(1)	The adoption of CECL was inconsequential to held-to-maturity investment securities. At September 30, 2020 there was no ACL for investment securities held-to-maturity.

Accrued interest receivable for investment securities was $23.1 million and $21.6 million at September 30, 2020 and December 31, 2019, respectively, and is included in other assets on the Consolidated Statements of Financial Condition.

Gross unrealized losses and fair value of available-for-sale investment securities aggregated by investment category and the length of time the securities were in a continuous loss position were as follows:

	At September 30, 2020
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available-for-sale
Debt securities:
Obligations of states and political subdivisions	$47,548	$1,008	$—	$—	$47,548	$1,008
Government and government sponsored enterprises	100,992	500	—	—	100,992	500
Mortgage-backed securities:
Residential agency	177,611	580	—	—	177,611	580
Residential non-agency	3,691	3	—	—	3,691	3
Commercial agency	58,349	180	—	—	58,349	180
Commercial non-agency	—	—	—	—	—	—

Total mortgage-backed debt securities	239,651	763	—	—	239,651	763
Total investment securities available-for-sale	$388,191	$2,271	$—	$—	$388,191	$2,271

Investment securities held-to-maturity
Residential agency mortgage-backed securities	51,766	207	—	—	51,766	207

Total investment securities held-to-maturity	$51,766	$207	$—	$—	$51,766	$207

	At December 31, 2019
	Less than 12 months		12 months or more		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment securities available-for-sale
Debt securities:
Obligations of states and political subdivisions	$60,639	$687	$—	$—	$60,639	$687
Government and government sponsored enterprises	226,177	678	—	—	226,177	678
Mortgage-backed securities:
Residential agency	667,511	3,586	200,534	2,517	868,045	6,103
Residential non-agency	140,403	616	—	—	140,403	616
Commercial agency	176,880	2,049	—	—	176,880	2,049
Commercial non-agency	25,560	205	—	—	25,560	205

Total mortgage-backed debt securities	1,010,354	6,456	200,534	2,517	1,210,888	8,973
Corporate debt and trust preferred securities	430	21	—	—	430	21

Total investment securities available-for-sale	$1,297,600	$7,842	$200,534	$2,517	$1,498,134	$10,359

The adoption of CECL was inconsequential to available-for-sale investment securities. At September 30, 2020 there was no ACL for investment securities available-for-sale. At September 30, 2020 there were 144 available-for-sale investment securities in an unrealized loss position. Management assessed each investment security with unrealized losses for credit impairment. Substantially all unrealized losses on investment securities were due to credit spreads and interest rates rather than credit impairment. As part of that assessment management evaluated and concluded that it is more-likely-than-not that the Corporation will not be required and does not intend to sell any of the investment securities prior to recovery of the amortized cost.

The gross gains and losses on sales of investment securities were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Gross realized gains	$2,309	$7,717	$2,309	$10,872
Gross realized losses	—	1,849	—	3,491
Recoveries on previously impaired investment securities held-to-maturity	15	32	23	36

Net gains on investment securities	$2,324	$5,900	$2,332	$7,417

The amortized cost and fair value of investment securities by final contractual maturity were as follows. Securities with multiple maturity dates are classified in the period of final maturity. The final contractual maturities do not consider possible prepayments and therefore expected maturities may differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At September 30, 2020		At December 31, 2019
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment Securities Available-for-Sale
Due in one year or less	$45,229	$45,518	$66,124	$66,112
Due in 1-5 years	171,134	176,145	191,364	192,065
Due in 5-10 years	664,743	703,227	547,813	555,523
Due after 10 years	6,306,586	6,521,273	5,833,976	5,906,301

Total investment securities available-for-sale	$7,187,692	$7,446,163	$6,639,277	$6,720,001

Investment Securities Held-to-Maturity
Due in one year or less	$400	$400	$—	$—
Due in 1-5 years	$3,150	$3,150	$3,550	$3,550
Due in 5-10 years	49	55	58	64
Due after 10 years	166,710	176,759	135,837	141,230

Total investment securities held-to-maturity	$170,309	$180,364	$139,445	$144,844

At September 30, 2020 and December 31, 2019, investment securities with a carrying value of $1.2 billion and $627.0 million, respectively, were pledged as collateral to secure certain deposits and borrowings.

Note 7. Loans and Leases

Loans and leases were as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
Commercial loan and lease portfolio:
Commercial and industrial	$11,557,237	$11,439,602
Commercial real estate	9,627,330	9,136,870
Lease financing	2,724,686	2,699,869

Total commercial loan and lease portfolio	23,909,253	23,276,341

Consumer loan portfolio:
Residential mortgage	5,790,251	6,179,805
Home equity	3,302,983	3,498,907
Consumer installment	1,341,204	1,542,411

Total consumer loan portfolio	10,434,438	11,221,123

Total loans and leases(1)	$34,343,691	$34,497,464

(1)

Loans and leases are reported at historical cost including net direct fees and costs associated with originating and acquiring loans and leases, lease residuals, unearned income and unamortized purchase premiums and discounts. The aggregate amount of these loan and lease adjustments was $(174.2) million and $(201.5) million at September 30, 2020 and December 31, 2019, respectively.

Accrued interest receivable for loans and leases was $91.6 million and $106.5 million at September 30, 2020 and December 31, 2019, respectively, and is included in other assets on the Consolidated Statements of Financial Condition.

Acquired Loans and Leases The Corporation acquires loans and leases through business combinations and purchases of loan and lease portfolios. These loans and leases are recorded at fair value at acquisition and the fair value discount or premium is recognized as an adjustment to yield over the remaining life of each loan or lease. The Corporation purchased jumbo residential mortgage loans at their fair value of $423.0 million during the three months ended March 31, 2020, none of which qualified as PCD loans.

See “Note 3. Summary of Significant Accounting Policies” for further acquired loans and leases policy information.

Lease Income The components of total lease income were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Interest income—loans and leases:
Interest income on net investment in direct financing and sales-type leases	$32,696	$32,833	$100,655	$98,116
Leasing revenue (noninterest income):
Lease income from operating lease payments	23,542	25,492	71,243	76,388
Profit recorded on commencement date on sales-type leases	4,503	7,983	13,690	22,289
Gains on sales of leased equipment	3,860	6,115	17,709	18,355

Leasing revenue	31,905	39,590	102,642	117,032

Total lease income	$64,601	$72,423	$203,297	$215,148

Loan and Lease Sales The following table summarizes the net gains on sales of loans and leases. The Corporation retains servicing on a majority of loans sold. See “Note 10. Loan Servicing Rights” for further information.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Sale proceeds, net	$667,807	$472,800	$1,802,193	$1,066,576
Recorded investment in loans and leases sold, including accrued interest	635,149	458,697	1,727,687	1,033,961
Other	(9,168)	(20,087)	(1,392)	(19,241)

Net gains on sales of loans and leases	$23,490	$(5,984)	$73,114	$13,374

The interest-only strips on the balance sheet related to loan sales were as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
Interest-only strips	$9,555	$12,813

The Corporation recorded no impairment charges during the three months ended September 30, 2020 and $224 thousand of impairment charges on interest-only strips for the nine months ended September 30, 2020, and $22 thousand and $43 thousand of impairment charges for the three and nine months ended September 30, 2019, respectively.

The Corporation’s agreements to sell consumer loans typically contain certain representations, warranties and covenants regarding the loans sold or securitized. These representations, warranties and covenants generally relate to, among other things, the ownership of the loan, the validity, priority and perfection of the lien securing the loan, accuracy of information supplied to the buyer or investor, the loan’s compliance with the criteria set forth in the agreement, the manner in which the loans will be serviced, payment delinquency and compliance with applicable laws and regulations. These agreements generally require the repurchase of loans or indemnification of the purchaser in the event these representations are breached, warranties or covenants and such breaches are not cured. In addition, some agreements contain a requirement to repurchase loans as a result of early payoffs by the borrower, early payment default of the borrower or the failure to obtain valid title. Losses related to repurchases pursuant to such representations, warranties and covenants were immaterial for the three and nine months ended September 30, 2020 and 2019.

Note 8. Allowance for Credit Losses and Credit Quality

Effective January 1, 2020, the Corporation adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related ASUs on a modified retrospective basis. Financial information at June 30, 2020 reflects this adoption, and historical financial information disclosed is in accordance with ASC Topic 310.

Allowance for Credit Losses The rollforwards of the allowance for credit losses were as follows:

(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Allowance for Loan and Lease Losses	Reserve for Unfunded Lending Commitments(1)	Total Allowance for Credit Losses
At or For the Three Months Ended September 30, 2020
Balance, beginning of period	$157,685	$303,429	$461,114	$42,788	$503,902
Charge-offs	(5,768)	(26,467)	(32,235)	—	(32,235)
Recoveries	3,698	3,961	7,659	—	7,659

Net (charge-offs) recoveries	(2,070)	(22,506)	(24,576)	—	(24,576)

Provision for credit losses(2)	(20,835)	99,158	78,323	(8,659)	69,664
Other	357	11	368	—	368

Balance, end of period	$135,137	$380,092	$515,229	$34,129	$549,358

At or For the Three Months Ended September 30, 2019
Balance, beginning of period	$70,711	$75,792	$146,503	$1,936	$148,439
Charge-offs	(14,098)	(21,449)	(35,547)	—	(35,547)
Recoveries	5,330	1,639	6,969	—	6,969

Net (charge-offs) recoveries	(8,768)	(19,810)	(28,578)	—	(28,578)

Provision for credit losses(2)	4,693	22,495	27,188	(342)	26,846
Other(3)	(23,849)	(46)	(23,895)	—	(23,895)
Addition due to merger	—	—	—	1,867	1,867

Balance, end of period	$42,787	$78,431	$121,218	$3,461	$124,679

At or For the Nine Months Ended September 30, 2020
Balance, beginning of period	$28,572	$84,480	$113,052	$3,528	$116,580
Impact of CECL adoption	107,337	98,655	205,992	14,707	220,699

Adjusted balance, beginning of period	135,909	183,135	319,044	18,235	337,279
Charge-offs	(16,613)	(40,309)	(56,922)	—	(56,922)
Recoveries	12,035	11,439	23,474	—	23,474

Net (charge-offs) recoveries	(4,578)	(28,870)	(33,448)	—	(33,448)

Provision for credit losses(2)	3,449	225,990	229,439	15,894	245,333
Other	357	(163)	194	—	194

Balance, end of period	$135,137	$380,092	$515,229	$34,129	$549,358

At or For the Nine Months Ended September 30, 2019
Balance, beginning of period	$80,017	$77,429	$157,446	$1,428	$158,874
Charge-offs	(43,922)	(37,122)	(81,044)	—	(81,044)
Recoveries	15,840	3,890	19,730	—	19,730

Net (charge-offs) recoveries	(28,082)	(33,232)	(61,314)	—	(61,314)

Provision for credit losses(2)	16,644	34,235	50,879	166	51,045
Other(3)	(25,792)	(1)	(25,793)	—	(25,793)
Addition due to merger	—	—	—	1,867	1,867

Balance, end of period	$42,787	$78,431	$121,218	$3,461	$124,679

(1)	RULC is recognized within other liabilities.
(2)

As a result of the adoption of CECL, effective January 1, 2020, the provision for credit losses includes the provision for unfunded lending commitments that was previously included within other noninterest expense.

(3)	Primarily includes the transfer of the allowance for credit losses to loans and leases held-for-sale.

The following tables provide additional disclosures previously required by ASC Topic 310 related to the Corporation’s December 31, 2019 balances.

The allowance for loan and lease losses and loans and leases outstanding by type of allowance methodology was as follows:

	At December 31, 2019
(In thousands)	Consumer Loan Portfolio	Commercial Loan and Lease Portfolio	Total Loans and Leases
Allowance for loan and lease losses
Collectively evaluated for impairment	$26,430	$75,756	$102,186
Individually evaluated for impairment	1,468	5,769	7,237
Loans acquired with deteriorated credit quality	674	2,955	3,629

Total	$28,572	$84,480	$113,052

Loans and leases outstanding
Collectively evaluated for impairment	$11,087,534	$22,986,607	$34,074,141
Individually evaluated for impairment	60,694	115,843	176,537
Loans acquired with deteriorated credit quality	72,895	173,891	246,786

Total	$11,221,123	$23,276,341	$34,497,464

Information on impaired loans and leases at December 31, 2019 was as follows:

	At December 31, 2019
(In thousands)	Unpaid Contractual Balance	Loan and Lease Balance	Related Allowance Recorded
Impaired loans and leases with an allowance recorded:
Commercial loan and lease portfolio:
Commercial and industrial	$20,069	$20,090	$2,844
Commercial real estate	4,225	3,962	333
Lease financing	10,956	10,956	2,592

Total commercial loan and lease portfolio	35,250	35,008	5,769

Consumer loan portfolio:
Residential mortgage	24,297	22,250	1,030
Home equity	9,418	8,791	438

Total consumer loan portfolio	33,715	31,041	1,468

Total impaired loans and leases with an allowance recorded	68,965	66,049	7,237

Impaired loans and leases without an allowance recorded:
Commercial loan and lease portfolio:
Commercial and industrial	55,889	39,098	—
Commercial real estate	69,143	41,737	—

Total commercial loan and lease portfolio	125,032	80,835	—

Consumer loan portfolio:
Residential mortgage	31,142	22,594	—
Home equity	24,709	6,179	—
Consumer installment	2,095	880	—

Total consumer loan portfolio	57,946	29,653	—

Total impaired loans and leases without an allowance recorded	182,978	110,488	—

Total impaired loans and leases	$251,943	$176,537	$7,237

Accruing and Nonaccrual Loans and Leases The Corporation’s key credit quality indicator is the receivable’s payment performance status, defined as accruing or not accruing. Nonaccrual loans and leases are those which management believes have a higher risk of loss. Delinquent balances are determined based on the contractual terms of the loan or lease. Loans and leases that are over 90 days delinquent are a leading indicator for future charge-off trends and are generally placed on nonaccrual status. In addition, loans and leases that have requested payment deferral under the CARES Act of greater than 180 days are generally placed on nonaccrual status. The Corporation’s accruing and nonaccrual loans and leases were as follows:

(In thousands)	Current	30-89 Days Delinquent and Accruing	90 Days or More Delinquent and Accruing	Total Accruing	Nonaccrual(1)	Total
At September 30, 2020
Commercial loan and lease portfolio:
Commercial and industrial	$11,357,324	$56,320	$3,101	$11,416,745	$140,492	$11,557,237
Commercial real estate	9,492,853	63,981	244	9,557,078	70,252	9,627,330
Lease financing	2,648,447	30,652	3,564	2,682,663	42,023	2,724,686

Total commercial loan and lease portfolio	23,498,624	150,953	6,909	23,656,486	252,767	23,909,253
Consumer loan portfolio:
Residential mortgage	5,700,715	22,954	1,347	5,725,016	65,235	5,790,251
Home equity	3,160,742	90,057	—	3,250,799	52,184	3,302,983
Consumer installment	1,329,989	4,680	—	1,334,669	6,535	1,341,204

Total consumer loan portfolio	10,191,446	117,691	1,347	10,310,484	123,954	10,434,438

Total	$33,690,070	$268,644	$8,256	$33,966,970	$376,721	$34,343,691

At December 31, 2019
Commercial loan and lease portfolio:
Commercial and industrial	$11,283,832	$29,780	$331	$11,313,943	$53,812	$11,367,755
Commercial real estate	8,993,360	10,291	1,440	9,005,091	29,735	9,034,826
Lease financing	2,662,354	24,657	1,901	2,688,912	10,957	2,699,869

Total commercial loan and lease portfolio	22,939,546	64,728	3,672	23,007,946	94,504	23,102,450

Consumer loan portfolio:
Residential mortgage	6,056,817	17,245	559	6,074,621	38,577	6,113,198
Home equity	3,434,771	22,568	—	3,457,339	35,863	3,493,202
Consumer installment	1,536,714	4,292	108	1,541,114	714	1,541,828

Total consumer loan portfolio	11,028,302	44,105	667	11,073,074	75,154	11,148,228

Purchased credit impaired loans(1)	217,206	3,843	25,737	246,786	—	246,786

Total	$34,185,054	$112,676	$30,076	$34,327,806	$169,658	$34,497,464

(1)

Prior to the adoption of CECL as of January 1, 2020, purchased credit impaired loans were not classified as nonaccrual loans because they were recorded at their net realizable value based on the principal and interest expected to be collected on the loans. At January 1, 2020, $73.4 million of previous purchased credit impaired loans were reclassified to nonaccrual loans as a result of the adoption of CECL.

Loans and leases that are 90 days or more delinquent and accruing by year of origination were as follows:

		Amortized Cost Basis
(In thousands)	Term Loans and Leases by Origination Year						Revolving Loans and Leases	Revolving Loans and Leases Converted to Term Loans and Leases	Total
At September 30, 2020	2020	2019	2018	2017	2016	2015 and Prior
Commercial loan and lease portfolio:
Commercial and industrial	$142	$86	$—	$4	$—	$2,468	$401	$—	$3,101
Commercial real estate	—	—	—	—	—	244	—	—	244
Lease financing	139	906	697	1,308	482	32	—	—	3,564

Total commercial loan and lease portfolio	281	992	697	1,312	482	2,744	401	—	6,909

Consumer loan portfolio:
Residential mortgage	85	134	—	—	—	1,128	—	—	1,347

Total consumer loan portfolio	85	134	—	—	—	1,128	—	—	1,347

Total 90 days or more delinquent and accruing	$366	$1,126	$697	$1,312	$482	$3,872	$401	$—	$8,256

Nonaccrual loans and leases by year of origination were as follows:

		Amortized Cost Basis
(In thousands)	Term Loans and Leases by Origination Year						Revolving Loans and Leases	Revolving Loans and Leases Converted to Term Loans and Leases	Total
At September 30, 2020	2020	2019	2018	2017	2016	2015 and Prior
Commercial loan and lease portfolio:
Commercial and industrial	$3,739	$38,211	$34,112	$17,978	$12,395	$16,424	$17,629	$4	$140,492
Commercial real estate	—	1,079	11,937	11,618	8,810	36,808	—	—	70,252
Lease financing	1,810	9,695	12,289	7,204	4,532	4,863	100	1,530	42,023

Total commercial loan and lease portfolio	5,549	48,985	58,338	36,800	25,737	58,095	17,729	1,534	252,767

Consumer loan portfolio:
Residential mortgage	476	2,895	2,902	2,112	2,392	54,458	—	—	65,235
Home equity	675	1,604	458	341	211	4,502	43,360	1,033	52,184
Consumer installment	42	163	656	285	248	4,973	168	—	6,535

Total consumer loan portfolio	1,193	4,662	4,016	2,738	2,851	63,933	43,528	1,033	123,954

Total nonaccrual loans and leases	$6,742	$53,647	$62,354	$39,538	$28,588	$122,028	$61,257	$2,567	$376,721

The average balance of nonaccrual loans and leases and interest income recognized on nonaccrual loans and leases were as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019
(In thousands)	Average Loan and Lease Balance(1)	Interest Income Recognized(1)	Average Loan and Lease Balance	Interest Income Recognized	Average Loan and Lease Balance(1)	Interest Income Recognized(1)	Average Loan and Lease Balance	Interest Income Recognized
Commercial loan and lease portfolio:
Commercial and industrial	$119,338	$2,544	$36,761	$40	$97,153	$6,212	$40,550	$162
Commercial real estate	63,885	2,452	13,531	35	49,993	5,982	15,518	97
Lease financing	30,390	31	12,195	55	26,489	102	9,748	116

Total commercial loan and lease portfolio	213,613	5,027	62,487	130	173,635	12,296	65,816	375

Consumer loan portfolio:
Residential mortgage	66,498	769	41,788	68	51,906	2,133	40,963	205
Home equity	49,872	3,000	35,991	79	44,023	3,283	32,476	174
Consumer installment	4,102	143	4,634	—	3,625	209	4,608	—

Total consumer loan portfolio	120,472	3,912	82,413	147	99,554	5,625	78,047	379

Total nonaccrual loans and leases	$334,085	$8,939	$144,900	$277	$273,189	$17,921	$143,863	$754

(1)

At January 1, 2020, $73.4 million of previously purchased credit impaired loans were reclassified to nonaccrual loans as a result of the adoption of CECL. Beginning January 1, 2020, interest income, including the related purchase accounting accretion and amortization is included related to these loans.

In addition to the receivable’s payment performance status, credit quality is also analyzed using credit risk classifications, which vary based on the size and type of credit risk exposure and additionally measure liquidity, debt capacity, coverage and payment behavior as shown in the borrower’s financial statements. The credit risk classifications also measure the quality of the borrower’s management and the repayment support offered by any guarantors. Loan and lease credit risk classifications are derived from standard regulatory rating definitions, which include: pass, special mention, substandard, doubtful and loss. Substandard and doubtful loans and leases have well-defined weaknesses, but may never result in a loss.

The amortized cost basis of loans and leases by credit risk classifications and year of origination was as follows:

	Amortized Cost Basis
(In thousands)	Term Loans and Leases by Origination Year						Revolving Loans and Leases(1)	Revolving Loans and Leases Converted to Term Loans and Leases(2)	Total
At September 30, 2020	2020	2019	2018	2017	2016	2015 and Prior
Commercial loan and lease portfolio:
Commercial and industrial
Pass	$3,046,289	$2,070,267	$1,165,510	$650,511	$412,527	$354,391	$3,173,255	$45,162	$10,917,912
Special mention	9,996	55,414	34,345	44,613	14,564	13,127	142,520	—	314,579
Substandard	7,238	51,459	88,920	36,442	19,116	23,474	97,984	113	324,746

Total commercial and industrial	3,063,523	2,177,140	1,288,775	731,566	446,207	390,992	3,413,759	45,275	11,557,237
Commercial real estate
Pass	930,314	2,152,099	1,932,737	1,371,335	784,174	1,672,418	—	—	8,843,077
Special mention	289	100,532	55,678	168,496	62,608	102,896	—	—	490,499
Substandard	1,056	5,129	34,754	119,637	43,004	90,174	—	—	293,754

Total commercial real estate	931,659	2,257,760	2,023,169	1,659,468	889,786	1,865,488	—	—	9,627,330
Lease financing
Pass	718,133	797,020	449,720	270,567	143,098	47,280	31,963	172,653	2,630,434
Special mention	2,703	11,432	4,687	5,731	2,469	1,658	3,837	5,299	37,816
Substandard	5,428	11,672	15,082	9,305	5,501	5,926	418	3,104	56,436

Total lease financing	726,264	820,124	469,489	285,603	151,068	54,864	36,218	181,056	2,724,686

Total commercial	4,721,446	5,255,024	3,781,433	2,676,637	1,487,061	2,311,344	3,449,977	226,331	23,909,253
Consumer loan portfolio:
Residential mortgage
Pass	1,024,652	1,243,341	743,949	507,124	497,004	1,702,326	—	—	5,718,396
Special mention	—	—	—	—	161	214	—	—	375
Substandard	677	3,076	3,387	2,488	3,173	58,679	—	—	71,480

Total residential mortgage	1,025,329	1,246,417	747,336	509,612	500,338	1,761,219	—	—	5,790,251
Home equity
Pass	24,496	56,729	54,356	44,760	32,586	146,650	2,871,820	8,501	3,239,898
Substandard	698	1,753	580	483	569	7,181	50,379	1,442	63,085

Total home equity	25,194	58,482	54,936	45,243	33,155	153,831	2,922,199	9,943	3,302,983

Consumer installment
Pass	198,591	407,891	211,270	209,484	141,032	139,869	26,018	70	1,334,225
Substandard	397	1,262	1,382	1,062	547	1,860	469	—	6,979

Total consumer installment	198,988	409,153	212,652	210,546	141,579	141,729	26,487	70	1,341,204

Total consumer	1,249,511	1,714,052	1,014,924	765,401	675,072	2,056,779	2,948,686	10,013	10,434,438

Total loans and leases	$5,970,957	$6,969,076	$4,796,357	$3,442,038	$2,162,133	$4,368,123	$6,398,663	$236,344	$34,343,691

(1)

This balance includes $36.2 million of leased equipment that has been provided to lessees under certain master lease agreements. Under these agreements, the total amount of equipment included in each lease is provided over time, and additional amounts are required to be provided to the respective lessees in future accounting periods.

(2)

This balance includes $226.3 million of leased equipment that has been provided to lessees under certain master lease agreements. Under these agreements, the total amount of equipment included in each lease was provided over time, and all equipment required by the lease has been provided to the respective lessees in current or previous accounting periods.

The recorded investment of loans and leases by credit risk categories as of December 31, 2019 was as follows:

(In thousands)	Pass	Special Mention	Substandard	Total
At December 31, 2019
Commercial loan and lease portfolio:
Commercial and industrial	$10,930,939	$315,097	$193,566	$11,439,602
Commercial real estate	8,891,361	170,114	75,395	9,136,870
Lease financing	2,646,874	28,091	24,904	2,699,869

Total commercial loan and lease portfolio	22,469,174	513,302	293,865	23,276,341

Consumer loan portfolio:
Residential mortgage	6,135,096	565	44,144	6,179,805
Home equity	3,457,292	456	41,159	3,498,907
Consumer installment	1,541,524	—	887	1,542,411

Total consumer loan portfolio	11,133,912	1,021	86,190	11,221,123

Total loans and leases	$33,603,086	$514,323	$380,055	$34,497,464

Troubled Debt Restructurings In certain circumstances, the Corporation may consider modifying the terms of a loan for economic or legal reasons related to the customer’s financial difficulties. If the Corporation grants a concession, the modified loan would generally be classified as a TDR. However, Section 4013 of the CARES Act and the Interagency Statement on Loan Modifications provide banks the option to temporarily suspend the application of TDR accounting guidance for loans modified due to the effects of COVID-19 when certain conditions are met. See “Note 3. Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for information regarding recent updated guidance on TDR accounting provided by the CARES Act and Interagency guidance. TDRs typically involve a deferral of the principal balance of the loan, a reduction of the stated interest rate of the loan or, in certain limited circumstances, a reduction of the principal balance of the loan or the loan’s accrued interest.

The following table presents the recorded investment of loan modifications first classified as TDRs during the periods presented:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019
(In thousands)	Pre- modification Investment	Post- modification Investment	Pre- modification Investment	Post- modification Investment	Pre- modification Investment	Post- modification Investment	Pre- modification Investment	Post- modification Investment
Commercial loan and lease portfolio:
Commercial and industrial	$5,378	$5,344	$—	$—	$10,742	$10,709	$—	$—
Commercial real estate	29,735	29,735	—	—	32,267	32,177	31,518	31,518

Total commercial loan and lease portfolio	35,113	35,079	—	—	43,009	42,886	31,518	31,518

Consumer loan portfolio:
Residential mortgage	4,994	4,994	1,724	1,723	10,423	10,423	4,023	4,016
Consumer installment	88	88	—	—	481	391	—	—
Home equity	2,796	2,796	1,115	1,115	4,553	4,494	3,589	3,577

Total consumer loan portfolio	7,878	7,878	2,839	2,838	15,457	15,308	7,612	7,593

Total	$42,991	$42,957	$2,839	$2,838	$58,466	$58,194	$39,130	$39,111

The following table presents TDR loans:

	At September 30, 2020			At December 31, 2019
(In thousands)	Accruing TDR Loans	Nonaccrual TDR Loans	Total TDR Loans	Accruing TDR Loans	Nonaccrual TDR Loans	Total TDR Loans
Commercial loan and lease portfolio	$36,947	$13,250	$50,197	$12,986	$5,356	$18,342
Consumer loan portfolio	17,956	21,526	39,482	12,403	14,875	27,278

Total	$54,903	$34,776	$89,679	$25,389	$20,231	$45,620

Commitments to lend additional funds to borrowers whose terms have been modified in TDRs were $1.3 million and $638 thousand at September 30, 2020 and December 31, 2019, respectively.

Loan modifications to troubled borrowers are no longer disclosed as TDR loans in the calendar years after modification if the loans were modified to an interest rate equal to or greater than the yields of new loan originations with comparable risk at the time of restructuring and if the loan is performing based on the restructured terms; however, these loans are still considered impaired and follow the Corporation’s impaired loan reserve policies.

The following table summarizes the TDR loans that defaulted during the periods presented that were modified during the respective reporting period or within one year of the beginning of the respective reporting period. The Corporation considers a loan to have defaulted when under the modified terms it becomes 90 or more days delinquent, has been transferred to nonaccrual status, has been charged down or has been transferred to other real estate owned or repossessed and returned assets.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Defaulted TDR loan balances modified during the applicable period
Commercial loan and lease portfolio:
Commercial and industrial	$60	$—	$283	$297

Consumer loan portfolio:
Residential mortgage	265	212	1,404	964
Home equity	170	82	426	328
Consumer installment	35	452	50	1,555

Total consumer loan portfolio	470	746	1,880	2,847

Defaulted TDR loan balances	$530	$746	$2,163	$3,144

Other Real Estate Owned and Repossessed and Returned Assets Other real estate owned and repossessed and returned assets were as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
Other real estate owned	$35,554	$34,256
Repossessed and returned assets	11,104	8,045
Consumer loans in process of foreclosure	14,555	17,758

Other real estate owned and repossessed and returned assets were written down $1.1 million and $2.3 million, and $2.3 million and $5.5 million during the three and nine months ended September 30, 2020 and September 30, 2019, respectively, and were included in other assets on the Consolidated Statements of Financial Condition.

Note 9. Goodwill

Goodwill was as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
Goodwill related to consumer banking segment	$771,555	$764,389
Goodwill related to commercial banking segment	541,491	535,489

Goodwill, net	$1,313,046	$1,299,878

The Corporation recorded goodwill in the amount of $1.2 billion related to the merger with Legacy TCF completed on August 1, 2019. Goodwill was allocated to the appropriate reporting unit based on the relative fair value of assets acquired and deposits held by the reporting unit. This methodology allocates goodwill in proportion to the assets held by each reporting unit as well as incorporating the value of the funding source provided by the in place deposits. The reporting units aggregate between the Consumer Banking and Commercial Banking segments. See “Note 2. Merger” for further information. There was no impairment of goodwill for the three and nine months ended September 30, 2020 and 2019.

Note 10. Loan Servicing Rights

Information regarding LSRs was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Balance, beginning of period	$38,816	$18	$56,313	$23
Acquired in the Merger	—	59,567	—	59,567
New servicing assets created	5,280	1,906	11,238	1,906
Impairment (charge) recovery	(154)	(4,520)	(17,248)	(4,520)
Amortization	(5,689)	(1,670)	(12,050)	(1,675)

Balance, end of period	$38,253	$55,301	$38,253	$55,301

Valuation allowance, end of period	$(21,131)	$(4,520)	$(21,131)	$(4,520)

Loans serviced for others that have servicing rights capitalized, end of period	$6,179,464	$6,647,153	$6,179,464	$6,647,153

Total loan servicing, late fee and other ancillary fee income, included in servicing fee income, related to loans serviced for others that have servicing rights capitalized was $4.1 million and $12.4 million for the three and nine months ended September 30, 2020, respectively, and $2.8 million for both the three and nine months ended September 30, 2019.

Note 11. Investments in Qualified Affordable Housing Projects and Federal Historic Projects

The Corporation invests in qualified affordable housing projects and federal historic projects for the purposes of community reinvestment and to obtain tax credits. Return on the Corporation’s investment in these projects comes in the form of pass-through tax credits and tax losses. The carrying value of the investments is included in other assets. The Corporation primarily utilizes the proportional amortization method to account for investments in qualified affordable housing projects and the equity method to account for investments in other tax credit projects.

Under the proportional amortization method, the Corporation amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits. The Corporation recognized amortization expense of investments in qualified affordable housing projects of $5.2 million and $15.6 million for the three and nine months ended September 30, 2020, respectively, and $3.6 million and $8.5 million for the three and nine months ended September 30, 2019, respectively. Amortization expense was more than offset by tax credits and other benefits of $6.5 million and $19.4 million for the three and nine months ended September 30, 2020, respectively, and $4.5 million and $10.5 million for the three and nine months ended September 30, 2019, respectively. The Corporation’s remaining investment in qualified affordable housing projects totaled $219.9 million and $195.8 million at September 30, 2020 and December 31, 2019, respectively.

Under the equity method, the Corporation’s share of the earnings or losses is included in other noninterest expense. The Corporation’s remaining investment in the federal historic projects and Ohio historic preservation tax credits totaled $52.4 million and $43.6 million at September 30, 2020 and December 31, 2019, respectively. During the three months ended September 30, 2020, $0.5 million of income tax benefit was recognized due to the federal historic tax credits, which was partially offset by amortization expense, inclusive of impairment, of $0.4 million. During the nine months ended September 30, 2020, $1.1 million of income tax benefit was recognized due to the federal historic tax credits, which was partially offset by amortization expense, inclusive of impairment, of $0.8 million. During the three months ended September 30, 2020, the amount of state tax credits recognized, inclusive of impairment, was $0.4 million. During the nine months ended September 30, 2020, the amount of state tax credits recognized, inclusive of impairment, was $0.9 million.

The Corporation’s unfunded equity contributions relating to investments in qualified affordable housing projects and federal historic projects are included in other liabilities. The Corporation’s remaining unfunded equity contributions totaled $134.2 million and $131.3 million at September 30, 2020 and December 31, 2019, respectively.

Management analyzes these investments for potential impairment when events or changes in circumstances indicate that it is more-likely-than-not that the carrying amount of the investment will not be realized. An impairment loss is measured as the amount by which the carrying amount of an investment exceeds its fair value.

Investments in qualified affordable housing projects and federal historic projects are considered VIEs because TCF, as a limited partner, lacks the power to direct the activities that most significantly impact the entities’ economic performance. TCF has concluded it is not the primary beneficiary and therefore, they are not consolidated. The maximum exposure to loss on the VIE investments is limited to the carrying amount of the investments and the potential recapture of any recognized tax credits. TCF believes the likelihood of the tax credits being recaptured is remote, as a loss would only take place if the managing entity failed to meet certain government compliance requirements. Further, certain of TCF’s investments in affordable housing limited liability entities include guaranteed minimum returns which are backed by an investment grade credit-rated company, which reduces the risk of loss.

Note 12. Borrowings

TCF Bank is a member of the FHLB, which provides short- and long-term funding collateralized by mortgage related assets to its members.

Collateralized Deposits include TCF Bank’s Repurchase Investment Sweep Agreement product collateralized by mortgage-backed securities, and funds deposited by customers that are collateralized by investment securities owned by TCF Bank, as these deposits are not covered by FDIC insurance.

Short-term borrowings (borrowings with an original maturity of less than one year) were as follows:

	At September 30, 2020		At December 31, 2019
(Dollars in thousands)	Amount	Weighted- average Rate	Amount	Weighted- average Rate
FHLB advances	$400,000	0.37%	$2,450,000	1.85%
Collateralized Deposits	253,959	0.14	219,145	0.64
Line-of-Credit—TCF Commercial Finance Canada, Inc.	1,502	1.50	—	—

Total short-term borrowings	$655,461	0.28	$2,669,145	1.75

On June 29, 2020, TCF Financial voluntarily prepaid the outstanding $80.0 million on its $150.0 million unsecured 364-day revolving credit facility with an unaffiliated bank and subsequently closed the credit facility.

Long-term borrowings were as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
FHLB advances	$210,372	$1,822,058
Subordinated debt obligations	586,729	428,470
Discounted lease rentals	71,738	100,882
Finance lease obligation	3,006	3,038

Total long-term borrowings	$871,845	$2,354,448

On May 6, 2020, TCF Bank issued $150.0 million of fixed-to-floating rate subordinated notes (the “2030 Notes”) at par. The fixed-to-floating rate subordinated notes, due May 6, 2030, bear an initial fixed interest rate of 5.50% per annum, payable semi-annually in arrears on May 6 and November 6, commencing on November 6, 2020. The 2030 Notes are redeemable at TCF Bank’s option beginning on May 6, 2025. Commencing May 6, 2025, the interest rate will reset quarterly to an annual interest rate equal to the then-current three-month LIBOR rate plus 509 basis points, payable quarterly in arrears on February 6, May 6, August 6 and November 6. TCF Bank incurred issuance costs of $1.6 million that are amortized as interest expense over the full term of the 2030 Notes using the effective interest method.

At September 30, 2020, TCF Bank had pledged $14.0 billion of loans secured by consumer and commercial real estate to provide borrowing capacity from the FHLB.

At September 30, 2020, TCF Bank had pledged $2.5 billion of loans secured by assets to provide borrowing capacity from the Federal Reserve Bank discount window. No borrowings were sourced from this facility at September 30, 2020.

The contractual maturities of long-term borrowings at September 30, 2020 were as follows:

(In thousands)
Remainder of 2020	$501
2021	10,955
2022	135,533
2023	24,055
2024	8,806
Thereafter	691,995
Total long-term borrowings	$871,845

Note 13. Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive income (loss), reclassifications from accumulated other comprehensive income (loss) to various financial statement line items and the related tax effects were as follows:

	Three Months Ended September 30,
	2020			2019
(In thousands)	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips:
Net unrealized gains (losses) arising during the period	$(8,489)	$1,992	$(6,497)	$24,236	$(5,606)	$18,630
Reclassification of net (gains) losses from accumulated other comprehensive income (loss) to:
Total interest income	777	(183)	594	844	(205)	639
Net gains (losses) on investment securities	(2,309)	542	(1,767)	—	—	—
Other noninterest expense	(32)	8	(24)	(53)	14	(39)

Amounts reclassified from accumulated other comprehensive income (loss)	(1,564)	367	(1,197)	791	(191)	600

Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	(10,053)	2,359	(7,694)	25,027	(5,797)	19,230

Recognized postretirement prior service cost:
Reclassification of amortization of prior service cost to other noninterest expense	(12)	3	(9)	(12)	3	(9)

Foreign currency translation adjustment(1)	3,721	—	3,721	(1,968)	—	(1,968)

Net unrealized gains (losses) on net investment hedges	(3,469)	814	$(2,655)	2,170	(529)	1,641
Total other comprehensive income (loss)	$(9,813)	$3,176	$(6,637)	$25,217	$(6,323)	$18,894

	Nine Months Ended September 30,
	2020			2019
(In thousands)	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips:
Net unrealized gains (losses) arising during the period	$180,391	$(42,562)	$137,829	$114,263	$(27,519)	$86,744
Reclassification of net (gains) losses from accumulated other comprehensive income (loss) to:
Total interest income	3,156	(741)	2,415	2,495	(607)	1,888
Net gains (losses) on investment securities	(2,309)	542	(1,767)	(1,513)	368	(1,145)
Other noninterest expense	95	(22)	73	(350)	86	(264)

Amounts reclassified from accumulated other comprehensive income (loss)	942	(221)	721	632	(153)	479

Net unrealized gains (losses) on available-for-sale investment securities and interest-only strips	181,333	(42,783)	138,550	114,895	(27,672)	87,223

Recognized postretirement prior service cost:
Reclassification of amortization of prior service cost to other noninterest expense	(35)	8	(27)	(35)	10	(25)

Foreign currency translation adjustment(1)	(4,298)	—	(4,298)	5,014	—	5,014

Net unrealized gains (losses) on net investment hedges	4,272	(1,003)	3,269	(3,761)	915	(2,846)

Total other comprehensive income (loss)	$181,272	$(43,778)	$137,494	$116,113	$(26,747)	$89,366

(1)	Foreign investments are deemed to be permanent in nature and, therefore, TCF does not provide for taxes on foreign currency translation adjustments.

The components of accumulated other comprehensive income (loss) were as follows:

(In thousands)	Net Unrealized Gains (Losses) on Available-for-Sale Investment Securities and Interest- only Strips	Net Unrealized Gains (Losses) on Net Investment Hedges	Foreign Currency Translation Adjustment	Recognized Postretirement Prior Service Cost	Total
At or For the Three Months Ended September 30, 2020
Balance, beginning of period	$202,342	$15,724	$(19,716)	$58	$198,408
Other comprehensive income (loss)	(6,497)	(2,655)	3,721	—	(5,431)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,197)	—	—	(9)	(1,206)

Net other comprehensive income (loss)	(7,694)	(2,655)	3,721	(9)	(6,637)

Balance, end of period	$194,648	$13,069	$(15,995)	$49	$191,771

At or For the Three Months Ended September 30, 2019
Balance, beginning of period	$39,971	$10,499	$(13,229)	$93	$37,334
Other comprehensive income (loss)	18,630	1,641	(1,968)	—	18,303
Amounts reclassified from accumulated other comprehensive income (loss)	600	—	—	(9)	591

Net other comprehensive income (loss)	19,230	1,641	(1,968)	(9)	18,894

Balance, end of period	$59,201	$12,140	$(15,197)	$84	$56,228

At or For the Nine Months Ended September 30, 2020
Balance, beginning of period	$56,098	$9,800	$(11,697)	$76	$54,277
Other comprehensive income (loss)	137,829	3,269	(4,298)	—	136,800
Amounts reclassified from accumulated other comprehensive income (loss)	721	—	—	(27)	694

Net other comprehensive income (loss)	138,550	3,269	(4,298)	(27)	137,494

Balance, end of period	$194,648	$13,069	$(15,995)	$49	$191,771

At or For the Nine Months Ended September 30, 2019
Balance, beginning of period	$(28,022)	$14,986	$(20,211)	$109	$(33,138)
Other comprehensive income (loss)	86,744	(2,846)	5,014	—	88,912
Amounts reclassified from accumulated other comprehensive income (loss)	479	—	—	(25)	454

Net other comprehensive income (loss)	87,223	(2,846)	5,014	(25)	89,366

Balance, end of period	$59,201	$12,140	$(15,197)	$84	$56,228

Note 14. Regulatory Capital Requirements

TCF and TCF Bank are subject to minimum capital requirements administered by the federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the federal banking regulators that could have a material adverse effect on TCF. In general, TCF Bank may not declare or pay a dividend to TCF Financial in excess of 100% of its net retained earnings for the current year combined with its net retained earnings for the preceding two calendar years, which was $73.6 million at September 30, 2020, without prior approval of the Office of the Comptroller of the Currency (“OCC”). The OCC also has the authority to prohibit the payment of dividends by a national bank when it determines such payments would constitute an unsafe and unsound banking practice. TCF Bank’s ability to make capital distributions in the future may require regulatory approval and may be restricted by its federal banking regulators. TCF Bank’s ability to make any such distributions will also depend on its earnings and ability to meet minimum regulatory capital requirements in effect during future periods. In the future, these capital adequacy standards may be higher than existing minimum regulatory capital requirements.

The Basel III capital standards allowed institutions not subject to the advanced approaches requirements to opt out of including components of accumulated other comprehensive income (loss) in common equity Tier 1 capital. TCF and TCF Bank made the one-time permanent election to not include accumulated other comprehensive income (loss) in regulatory capital.

Effective January 1, 2020, the Corporation adopted CECL. In response to the COVID-19 pandemic, the regulatory agencies published a final rule that provides the option to delay the cumulative effect of the day 1 impact of CECL adoption on regulatory capital, along with 25% of the change in the adjusted allowance for credit losses (as computed for regulatory capital purposes which excludes PCD loans), for two years, followed by a three-year phase-in period. Management elected the 5-year transition period consistent with the final rule issued by the regulatory agencies.

Regulatory capital information for TCF and TCF Bank was as follows:

	TCF		TCF Bank
(Dollars in thousands)	At September 30, 2020	At December 31, 2019	At September 30, 2020	At December 31, 2019	Well- capitalized Standard	Minimum Capital Requirement(1)
Regulatory Capital:
Common equity Tier 1 capital	$4,053,931	$4,050,826	$4,029,278	$4,039,191
Tier 1 capital	4,244,609	4,236,648	4,050,654	4,059,417
Total capital	4,972,715	4,681,630	4,769,055	4,524,051
Regulatory Capital Ratios:
Common equity Tier 1 capital ratio	11.45%	10.99%	11.39%	10.97%	6.50%	7.00%
Tier 1 risk-based capital ratio	11.98	11.49	11.45	11.03	8.00	8.50
Total risk-based capital ratio	14.04	12.70	13.48	12.29	10.00	10.50
Tier 1 leverage ratio	8.83	9.49	8.43	9.10	5.00	4.00

(1)	Excludes capital conservation buffer of 2.5% at both September 30, 2020 and December 31, 2019.

Note 15. Derivative Instruments

Derivative instruments, recognized at fair value within other assets or other liabilities on the Consolidated Statements of Financial Condition, were as follows:

	At September 30, 2020
		Fair Value
(In thousands)	Notional Amount(1)	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments
Interest rate contract	$150,000	$—	$84
Forward foreign exchange contracts	196,852	2,237	85

Total derivatives designated as hedging instruments		$2,237	$169

Derivatives not designated as hedging instruments
Interest rate contracts	$5,773,205	$279,710	$14,001
Risk participation agreements	445,120	163	171
Forward foreign exchange contracts	95,052	537	125
Interest rate lock commitments	579,456	18,596	4
Forward loan sales commitments	805,887	117	786
Power Equity CDs	21,958	442	443
Swap agreement	12,652	—	141

Total derivatives not designated as hedging instruments		$299,565	$15,671

Total derivatives before netting		301,802	15,840
Netting(2)		(2,861)	498

Total derivatives, net		$298,941	$16,338

(1)

Notional or contract amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the Consolidated Statements of Financial Condition.

(2)	Includes netting of derivative asset and liability balances and related cash collateral, where counterparty netting agreements are in place.

	At December 31, 2019
		Fair Value
(In thousands)	Notional Amount(1)	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments
Interest rate contract	$150,000	$—	$168
Forward foreign exchange contracts	177,593	—	3,251

Total derivatives designated as hedging instruments		$—	$3,419

Derivatives not designated as hedging instruments
Interest rate contracts	$5,095,969	$102,893	$5,872
Risk participation agreements	316,353	202	354
Forward foreign exchange contracts	262,656	—	3,268
Interest rate lock commitments	158,111	2,772	20
Forward loan sales commitments	174,013	41	289
Power Equity CD	29,009	734	734
Swap agreement	12,652	—	356

Total derivatives not designated as hedging instruments		$106,642	$10,893

Total derivatives before netting		$106,642	$14,312
Netting(2)		(540)	(5,109)

Total derivatives, net		$106,102	$9,203

(1)

Notional or contract amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the Consolidated Statements of Financial Condition.

(2)	Includes netting of derivative asset and liability balances and related cash collateral, where counterparty netting agreements are in place.

Derivative instruments may be subject to master netting arrangements and collateral arrangements and qualify for offset in the Consolidated Statements of Financial Condition. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Derivative instruments subject to master netting arrangements and collateral arrangements are recognized on a net basis in the Consolidated Statements of Financial Condition. The gross amounts recognized, gross amounts offset and net amount presented of derivative instruments were as follows:

	At September 30, 2020
(In thousands)	Gross Amounts Recognized	Gross Amounts Offset(1)	Net Amount Presented
Derivative assets
Interest rate contracts	$279,710	$—	$279,710
Risk participation agreements	163	—	163
Forward foreign exchange contracts	2,774	(2,740)	34
Interest rate lock commitments	18,596	(4)	18,592
Forward loan sales commitments	117	(117)	—
Power Equity CDs	442	—	442

Total derivative assets	$301,802	$(2,861)	$298,941

Derivative liabilities
Interest rate contracts	$14,085	$—	$14,085
Risk participation agreements	171	—	171
Forward foreign exchange contracts	210	760	970
Interest rate lock commitments	4	(4)	—
Forward loan sales commitments	786	(117)	669
Power Equity CDs	443	—	443
Swap agreement	141	(141)	—

Total derivative liabilities	$15,840	$498	$16,338

(1)	Includes the amounts with counterparties subject to enforceable master netting arrangements that have been offset in the Consolidated Statements of Financial Condition.

	At December 31, 2019
(In thousands)	Gross Amounts Recognized	Gross Amounts Offset(1)	Net Amount Presented
Derivative assets
Interest rate contracts	$102,893	$(492)	$102,401
Risk participation agreements	202	—	202
Forward foreign exchange contracts	—	—	—
Interest rate lock commitments	2,772	(7)	2,765
Forward loan sales commitments	41	(41)	—
Power Equity CDs	734	—	734

Total derivative assets	$106,642	$(540)	$106,102

Derivative liabilities
Interest rate contracts	$6,040	$(491)	$5,549
Risk participation agreements	354	—	354
Forward foreign exchange contracts	6,519	(4,214)	2,305
Interest rate lock commitments	20	(7)	13
Forward loan sales commitments	289	(41)	248
Power Equity CD	734	—	734
Swap agreement	356	(356)	—

Total derivative liabilities	$14,312	$(5,109)	$9,203

(1)	Includes the amounts with counterparties subject to enforceable master netting arrangements that have been offset in the Consolidated Statements of Financial Condition.

Derivatives Designated as Hedging Instruments

Interest rate contract: The carrying amount of the hedged subordinated debt, including the cumulative basis adjustment related to the application of fair value hedge accounting, is recorded in long-term borrowings on the Consolidated Statements of Financial Condition and was as follows:

	Carrying Amount of the Hedged Liability		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Liability
(In thousands)	At September 30, 2020	At December 31, 2019	At September 30, 2020	At December 31, 2019
Subordinated bank note—2025	$160,694	$151,454	$11,840	$2,773

The following table summarizes the effect of fair value hedge accounting on the Consolidated Statements of Income for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Statement of income line where the gain (loss) on the fair value hedge was recorded:
Interest expense on borrowings	$11,429	$17,115	$51,147	$48,050
Gain (loss) on interest rate contract (fair value hedge)
Hedged item	680	(2,100)	(9,068)	(8,847)
Derivative designated as a hedging instrument	(731)	2,195	9,134	8,938

Gain (loss) on interest rate contract recognized in interest expense on borrowings	$(51)	$95	$66	$91

Forward foreign exchange contracts: The effect of net investment hedges on accumulated other comprehensive income was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Forward foreign exchange contracts	$(3,469)	$2,170	$4,272	$(3,761)

Derivatives Not Designated as Hedging Instruments Certain other interest rate contracts, forward foreign exchange contracts, interest rate lock commitments and other contracts have not been designated as hedging instruments. The effect of these derivatives on the Consolidated Statements of Income was as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	Location of Gain (Loss)	2020	2019	2020	2019
Interest rate contracts(1)	Other noninterest income	$(2,314)	$(20,085)	$3,459	$(21,345)
Risk participation agreements	Other noninterest expense	(310)	321	(523)	38
Forward foreign exchange contracts	Other noninterest expense	(1,606)	3,307	9,615	(5,302)
Interest rate lock commitments	Net gains on sales of loans and leases	68	337	15,840	1,117
Forward loan sales commitments	Net gains on sales of loans and leases	3,881	(11)	(421)	(11)
Swap agreement	Other noninterest income	—	4	(1)	4

Net gain (loss) recognized		$(281)	$(16,127)	$27,969	$(25,499)

(1)	Included in both the three and nine months ended September 30, 2019 is a loss of $17.3 million related to the termination of $1.1 billion of interest rate swaps.

At September 30, 2020 and December 31, 2019, credit risk-related contingent features existed on forward foreign exchange contracts with a notional value of $26.3 million and $23.1 million, respectively. In the event the Corporation is rated less than BB- by Standard and Poor’s, the contracts could be terminated or the Corporation may be required to provide approximately $526 thousand and $462 thousand in additional collateral at September 30, 2020 and December 31, 2019, respectively. There were no forward foreign exchange contracts containing credit risk-related features in a liability position at both September 30, 2020 and December 31, 2019.

At September 30, 2020, the Corporation had posted $67.9 million and $0.8 million of cash collateral related to its interest rate contracts and forward foreign exchange contracts, respectively, and received $3.5 million of cash collateral related to its forward foreign exchange contracts.

Note 16. Fair Value Measurements

The Corporation uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Fair values are based on the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investment securities available-for-sale, certain loans held for sale, interest-only strips, derivative instruments, forward loan sales commitments and assets and liabilities held in trust for deferred compensation plans are recorded at fair value on a recurring basis. From time to time the Corporation may be required to record at fair value other assets on a non-recurring basis, such as certain investment securities held-to-maturity, loans and leases, goodwill, loan servicing rights, other intangible assets, other real estate owned, repossessed and returned assets or securitization receivables. These non-recurring fair value adjustments typically involve application of lower of cost or fair value accounting or write-downs of individual assets.

The Corporation groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the degree and reliability of estimates and assumptions used to determine fair value. The levels are as follows:

Level 1	Valuations that are based on prices obtained from independent pricing sources for the same instruments traded in active markets.

Level 2	Valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets.

Level 3	Valuations generated from model-based techniques that use at least one significant unobservable input. Such unobservable inputs reflect estimates of assumptions that market participants would use in pricing the asset or liability.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Investment Securities Available-for-Sale: The fair value of investment securities available-for-sale, categorized primarily as Level 2, is recorded using prices obtained from independent asset pricing services that are based on observable transactions, but not quoted markets. Management reviews the prices obtained from independent asset pricing services for unusual fluctuations and comparisons to current market trading activity.

Loans Held-for-Sale: The Corporation has elected the fair value option for residential mortgage loans held-for-sale. Accordingly, the fair values of residential mortgage loans held-for-sale are based on valuation models that use the market price for similar loans sold in the secondary market. As these prices are derived from market observable inputs, they are categorized as Level 2.

Interest-only Strips: The fair value of interest-only strips, categorized as Level 3, represents the present value of future cash flows expected to be received by the Corporation on certain assets. The Corporation uses available market data, along with its own empirical data and discounted cash flow models, to arrive at the fair value of its interest-only strips. The present value of the estimated expected future cash flows to be received is determined by using discount, loss and prepayment rates that the Corporation believes are commensurate with the risks associated with the cash flows and what a market participant would use. These assumptions are inherently subject to volatility and uncertainty and, as a result, the fair value of the interest-only strips may fluctuate significantly from period to period. Unobservable inputs used to value the interest-only strips include a discount rate of 14% (weighted average) and prepayment rates of 4% (weighted average).

Derivative Instruments:

Interest Rate Contracts: The Corporation executes interest rate contracts as described in “Note 15. Derivative Instruments.” The fair value of these interest rate contracts, categorized as Level 2, is determined using a cash flow model which may consider the forward curve, the discount curve, option volatilities and credit valuation adjustments related to counterparty and/or borrower non-performance risk.

Risk Participation Agreements: The fair value of risk participation agreements, categorized as Level 2, is determined using a cash flow model which may consider the forward curve, the discount curve, option volatilities and credit valuation adjustments related to counterparty and/or borrower nonperformance risk.

Forward Foreign Exchange Contracts: The Corporation’s forward foreign exchange contracts are recorded at fair value using a cash flow model that includes key inputs such as foreign exchange rates and an assessment of the risk of counterparty non-performance. The risk of counterparty non-performance is based on external assessments of credit risk. The fair value of these contracts, categorized as Level 2, is based on observable transactions, but not quoted markets.

Interest Rate Lock Commitments: The Corporation’s interest rate lock commitments are derivative instruments that are recorded at fair value based on valuation models that use the market price for similar loans sold in the secondary market. The interest rate lock commitments are adjusted for expectations of exercise and funding. As the prices are derived from market observable inputs, the Corporation categorized these instruments as Level 2.

Power Equity CDs: Power Equity CDs are categorized as Level 2, and determined using quoted prices of underlying stocks, along with other terms and features of the derivative instruments.

Swap Agreement: The Corporation’s swap agreement, categorized as Level 3, is related to the sale of Legacy TCF’s Visa Class B stock. The fair value of the swap agreement is based on the Corporation’s estimated exposure related to the Visa covered litigation through a probability analysis of the funding and estimated settlement amounts.

Forward Loan Sales Commitments: The Corporation enters into forward loan sales commitments to sell certain mortgage loans which are recorded at fair value based on valuation models. The Corporation’s expectation of the amount of its interest rate lock commitments that will ultimately close is a factor in determining the position. The valuation models utilize the fair value of related mortgage loans determined using observable market data and therefore the commitments are categorized as Level 2.

Assets and Liabilities Held in Trust for Deferred Compensation Plans: Assets held in trust for deferred compensation plans include investments in publicly traded securities, excluding TCF Financial common stock reported in other equity, and U.S. Treasury notes. The fair value of these assets, categorized as Level 1, is based on prices obtained from independent asset pricing services based on active markets. The fair value of the liabilities equals the fair value of the assets.

The balances of assets and liabilities measured at fair value on a recurring basis were as follows:

	September 30, 2020
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Investment securities available-for-sale	$—	$7,445,696	$467	$7,446,163
Loans held-for-sale	—	460,172	—	460,172
Interest-only strips	—	—	9,555	9,555
Derivative assets:(1)
Interest rate contracts	—	279,710	—	279,710
Risk participation agreements	—	163	—	163
Forward foreign exchange contracts	—	2,774	—	2,774
Interest rate lock commitments	—	18,596	—	18,596
Forward loan sales commitments	—	117	—	117
Power Equity CDs	—	442	—	442

Total derivative assets	—	301,802	—	301,802
Assets held in trust for deferred compensation plans	46,210	—	—	46,210

Total assets at fair value	$46,210	$8,207,670	$10,022	$8,263,902

Liabilities
Derivative liabilities:(1)
Interest rate contracts	$—	$14,085	$—	$14,085
Risk participation agreements	—	171	—	171
Forward foreign exchange contracts	—	210	—	210
Interest rate lock commitments	—	4	—	4
Forward loan sales commitments	—	786	—	786
Power Equity CDs	—	443	—	443
Swap agreement	—	—	141	141

Total derivative liabilities	—	15,699	141	15,840
Liabilities held in trust for deferred compensation plans	46,210	—	—	46,210

Total liabilities at fair value	$46,210	$15,699	$141	$62,050

(1)

As permitted under GAAP, the Corporation has elected to net derivative assets and derivative liabilities when a legally enforceable master netting agreement exists as well as the related cash collateral received and paid. For purposes of this table, the derivative assets and derivative liabilities are presented gross of this netting adjustment.

	December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Investment securities available-for-sale	$—	$6,719,568	$433	$6,720,001
Loans held-for-sale	—	91,202	—	91,202
Interest-only strips	—	—	12,813	12,813
Derivative assets:(1)
Interest rate contracts	—	102,893	—	102,893
Risk participation agreements	—	202	—	202
Interest rate lock commitments	—	2,772	—	2,772
Forward loan sales commitments	—	41	—	41
Power Equity CDs	—	734	—	734

Total derivative assets	—	106,642	—	106,642
Forward loan sales commitments, non-derivative	—	46	—	46
Assets held in trust for deferred compensation plans	43,743	—	—	43,743

Total assets at fair value	$43,743	$6,917,458	$13,246	$6,974,447

Liabilities
Derivative liabilities:(1)
Interest rate contracts	$—	$6,040	$—	$6,040
Risk participation agreements	—	354	—	354
Forward foreign exchange contracts	—	6,519	—	6,519
Interest rate lock commitments	—	20	—	20
Forward loan sales commitments	—	289	—	289
Power Equity CDs	—	734	—	734
Swap agreement	—	—	356	356

Total derivative liabilities	—	13,956	356	14,312
Liabilities held in trust for deferred compensation plans	43,743	—	—	43,743

Total liabilities at fair value	$43,743	$13,956	$356	$58,055

(1)

As permitted under GAAP, the Corporation has elected to net derivative assets and derivative liabilities when a legally enforceable master netting agreement exists as well as the related cash collateral received and paid. For purposes of this table, the derivative assets and derivative liabilities are presented gross of this netting adjustment.

Management assesses the appropriate classification of financial assets and liabilities within the fair value hierarchy by monitoring the level of available observable market information. Changes in markets or economic conditions, as well as changes to the valuation models, may require the transfer of financial instruments from one fair value level to another. Such transfers, if any, are recorded at the fair values as of the beginning of the quarter in which the transfers occurred.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(In thousands)	Investment securities available- for-sale	Loans held-for- sale	Interest- only strips	Interest rate lock commitments	Swap agreement	Forward loan sales commitments
At or For the Three Months Ended September 30, 2020
Asset (liability) balance, beginning of period	$441	$—	$11,811	$—	$(213)	$—
Total net gains (losses) included in:
Net income	1	—	277	—	—	—
Other comprehensive income (loss)	25	—	(1,211)	—	—	—
Principal paydowns / settlements	—	—	(1,322)	—	72	—

Asset (liability) balance, end of period	$467	$—	$9,555	$—	$(141)	$—

Unrealized gains (losses) included in other comprehensive income for assets held at the end of the period	$25	$—	$(1,211)	$—	$—	$—

At or For the Three Months Ended September 30, 2019
Asset (liability) balance, beginning of period	$3	$29,211	$15,236	$1,402	$(435)	$(145)
Transfers out of Level 3(1)	—	(29,211)	—	(1,402)	—	145
Total net gains (losses) included in:
Net income	—	—	610	—	—	—
Other comprehensive income (loss)	(25)	—	(65)	—	—	—
Acquired	450	—	—	—	—	—
Originations	—	—	628	—	—	—
Principal paydowns / settlements	—	—	(2,332)	—	79	—

Asset (liability) balance, end of period	$428	$—	$14,077	$—	$(356)	$—

Unrealized gains (losses) included in other comprehensive income for assets held at the end of the period	$(25)	$—	$(65)	$—	$—	$—

At or For the Nine Months Ended September 30, 2020
Asset (liability) balance, beginning of period	$433	$—	$12,813	$—	$(356)	$—
Total net gains (losses) included in:
Net income	3	—	763	—	(1)	—
Other comprehensive income (loss)	31	—	430	—	—	—
Principal paydowns / settlements	—	—	(4,451)	—	216	—

Asset (liability) balance, end of period	$467	$—	$9,555	$—	$(141)	$—

Unrealized gains (losses) included in other comprehensive income for assets held at the end of the period	$31	$—	$430	$—	$—	$—

At or For the Nine Months Ended September 30, 2019
Asset (liability) balance, beginning of period	$4	$18,070	$16,835	$624	$(583)	$(26)
Total net gains (losses) included in:
Net income	—	534	1,975	778	—	(119)
Other comprehensive income (loss)	(25)	—	246	—	—	—
Acquired	450
Sales	—	(164,693)	—	—	—	—
Originations	—	175,304	2,180	—	—	—
Principal paydowns / settlements	(1)	(4)	(7,159)	—	227	—
Transfers out of Level 3(1)	—	(29,211)	—	(1,402)	—	145

Asset (liability) balance, end of period	$428	$—	$14,077	$—	$(356)	$—

Unrealized gains (losses) included in other comprehensive income for assets held at the end of the period	$(25)	$—	$246	$—	$—	$—

(1)	Certain assets (liabilities) previously classified as Level 3 were transferred to Level 2 because current period prices are derived from Level 2 observable market data.

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis

The following is a discussion of the valuation methodologies used to record assets and liabilities at fair value on a non-recurring basis.

Loans and Leases: Loans and leases for which repayment is expected to be provided solely by the value of the underlying collateral, categorized as Level 3 and recorded at fair value on a non-recurring basis, are valued based on the fair value of that collateral less estimated selling costs. The fair value of the collateral is determined based on internal estimates and/or assessments provided by third-party appraisers and the valuation relies on discount rates ranging from 10% to 15%.

Loan servicing rights: The fair value of loan servicing rights, categorized as Level 3, is based on a third party valuation model utilizing a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. The valuation relies on discount rates ranging from 10% to 15% and prepayment speeds ranging from 9% to 25%. Loan servicing rights are recorded at the lower of cost or fair value.

Other Real Estate Owned: The fair value of other real estate owned, categorized as Level 3, is based on independent appraisals, real estate brokers’ price opinions or automated valuation methods, less estimated selling costs. Certain properties require assumptions that are not observable in an active market in the determination of fair value and include a discount rate of 10%. Assets acquired through foreclosure are initially recorded at the lower of the loan or lease carrying amount or fair value less estimated selling costs at the time of transfer to other real estate owned.

Repossessed and Returned Assets: The fair value of repossessed and returned assets, categorized as Level 2 or Level 3 depending on the underlying asset type, are based on available pricing guides, auction results or price opinions, less estimated selling costs. Assets acquired through repossession or returned to TCF are initially recorded at the lower of the loan or lease carrying amount or fair value less estimated selling costs at the time of transfer to repossessed and returned assets.

The balances of assets measured at fair value on a non-recurring basis were as follows. There were no liabilities measured at fair value on a non-recurring basis at September 30, 2020 and December 31, 2019.

(In thousands)	Level 1	Level 2	Level 3	Total
At September 30, 2020
Loans and leases	$—	$—	$261,885	$261,885
Loan servicing rights	—	—	38,253	38,253
Other real estate owned	—	—	15,730	15,730
Repossessed and returned assets	—	10,077	—	10,077

Total non-recurring fair value measurements	$—	$10,077	$315,868	$325,945

At December 31, 2019
Loans and leases	$—	$—	$141,199	$141,199
Loan servicing rights	—	—	56,298	56,298
Other real estate owned	—	—	17,577	17,577
Repossessed and returned assets	—	6,968	—	6,968

Total non-recurring fair value measurements	$—	$6,968	$215,074	$222,042

Fair Value Option

The Corporation has elected the fair value option for residential mortgage loans held-for-sale. This election facilitates the offsetting of changes in fair value of the loans held-for-sale and the derivative financial instruments used to economically hedge them. The difference between the aggregate fair value and aggregate unpaid principal balance of these loans held-for-sale was as follows:

(In thousands)	September 30, 2020	December 31, 2019
Fair value carrying amount	$460,172	$91,202
Aggregate unpaid principal amount	436,216	88,192

Fair value carrying amount less aggregate unpaid principal	$23,956	$3,010

Differences between the fair value carrying amount and the aggregate unpaid principal balance include changes in fair value recorded at and subsequent to funding and gains and losses on the related loan commitment prior to funding. No loans recorded under the fair value option were delinquent or on nonaccrual status at September 30, 2020 and December 31, 2019. The net gain from initial measurement of the loans held-for-sale, any subsequent changes in fair value while the loans are outstanding and any actual adjustment to the gains realized upon sales of the loans totaled $31.4 million and $79.0 million for the three and nine months ended September 30, 2020 and $12.4 million and $18.3 million for the same periods in 2019, and are included in net gains on sales of loans and leases. These amounts exclude the impacts from the interest rate lock commitments and forward loan sales commitments which are also included in net gains on sales of loans and leases.

Disclosures about Fair Value of Financial Instruments

Management discloses the estimated fair value of financial instruments, including assets and liabilities on and off the Consolidated Statements of Financial Condition, for which it is practicable to estimate fair value. These fair value estimates were made at September 30, 2020 and December 31, 2019 based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price at which an asset could be sold or a liability could be settled. However, given there is no active market or observable market transactions for many of TCF’s financial instruments, the estimates of fair value are subjective in nature, involve uncertainties and include matters of significant judgment. Changes in assumptions could significantly affect the estimated values.

The carrying amounts and estimated fair values of the financial instruments, excluding short-term financial assets and liabilities as their carrying amounts approximate fair value and financial instruments recorded at fair value on a recurring basis, are included below. This information represents only a portion of the Consolidated Statements of Financial Condition not recorded in their entirety on a recurring basis and not the estimated value of the Corporation as a whole. Non-financial instruments such as the intangible value of the Corporation’s banking centers and core deposits, leasing operations, goodwill, premises and equipment and the future revenues from the Corporation’s customers are not reflected in this disclosure. Therefore, this information is of limited use in assessing the value of the Corporation.

	At September 30, 2020
	Carrying Amount	Estimated Fair Value
(In thousands)		Level 1	Level 2	Level 3	Total
Financial instrument assets
FHLB and FRB stocks	$300,444	$—	$300,444	$—	$300,444
Investment securities held-to-maturity	170,309	—	176,649	3,715	180,364
Loans and leases held-for-sale	255	—	—	262	262
Net loans(1)	31,140,162	—	—	31,323,032	31,323,032
Securitization receivable(2)	—	—	—	19,802	19,802
Deferred fees on commitments to extend credit(2)	21,222	—	21,222	—	21,222

Total financial instrument assets	$31,632,392	$—	$498,315	$31,346,811	$31,845,126

Financial instrument liabilities
Certificates of deposits	$6,334,760	$—	$6,355,057	$—	$6,355,057
Long-term borrowings	871,845	—	901,221	—	901,221

Total financial instrument liabilities	$7,206,605	$—	$7,256,278	$—	$7,256,278

(1)	Expected credit losses are included in the carrying amount and estimated fair value.
(2)	Carrying amounts are included in other assets.
(3)	Carrying amounts are included in other liabilities.

	At December 31, 2019
	Carrying Amount	Estimated Fair Value
(In thousands)		Level 1	Level 2	Level 3	Total
Financial instrument assets
FHLB and FRB stocks	$442,440	$—	$442,440	$—	$442,440
Investment securities held-to-maturity	139,445	—	141,168	3,676	144,844
Loans held-for-sale	108,584	—	110,252	2,273	112,525
Net loans(1)	31,699,285	—	—	31,804,513	31,804,513
Securitization receivable(2)	19,689	—	—	19,466	19,466
Deferred fees on commitments to extend credit(2)	19,300	—	19,300	—	19,300

Total financial instrument assets	$32,428,743	$—	$713,160	$31,829,928	$32,543,088

Financial instrument liabilities
Certificates of deposits	$7,455,556	$—	$7,460,577	$—	$7,460,577
Long-term borrowings	2,354,448	—	2,368,469	—	2,368,469
Deferred fees on standby letters of credit(3)	56	—	56	—	56

Total financial instrument liabilities	$9,810,060	$—	$9,829,102	$—	$9,829,102

(1)	Expected credit losses are included in the carrying amount and estimated fair value.
(2)	Carrying amounts are included in other assets.
(3)	Carrying amounts are included in other liabilities.

Note 17. Revenue from Contracts with Customers

The Corporation earns a variety of revenue, including interest and fees, from customers, as well as revenues from noncustomers. The majority of the sources of revenue are included in interest income and noninterest income and are outside of the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Other sources of revenue fall within the scope of ASC 606 and are mostly included in noninterest income.

The Corporation recognizes revenue when the performance obligations related to the transfer of goods or services under the terms of a contract are satisfied. Some obligations are satisfied at a point in time, while others are satisfied over a period of time. Revenue is recognized as the amount of consideration expected to be received in exchange for transferring goods or services to a customer and is segregated based on the nature of product and services offered as part of contractual arrangements. Revenue streams within the scope of ASC 606 are discussed below.

•

Fees and Service Charges on Deposit Accounts Fees and service charges on deposit accounts includes fees and other charges TCF receives to provide various services, including but not limited to, service charges on deposit accounts and other fees including account analysis fees, monthly service fees, overdraft services, transferring funds, and accepting and executing stop-payment orders. The Corporation’s performance obligation for account analysis fees and monthly service fees are generally satisfied and, therefore, revenue is recognized over the period in which the service is provided. Deposit account related fees are largely transactional based, and therefore, the performance obligation is satisfied and the related revenue is recognized at the point in time when the transaction occurs.

•

Wealth Management Revenue Wealth management revenue includes fee income generated from personal and institutional customers. The Corporation also provides investment management services. Revenue is recognized over the period of time the services are rendered. Wealth management revenue also includes commissions that are earned for placing a brokerage transaction for execution. Revenue is recognized once the transaction is completed and the Corporation is entitled to receive consideration.

•

Card and ATM Revenue Card and ATM revenue includes ATM surcharges and debit card related revenue. ATM surcharges and certain debit card fees are transaction-based and, therefore, the performance obligation is satisfied and the related revenue is recognized at the point in time when the transaction occurs. Other debit card fees satisfied over a period of time are recognized over the period in which the service is provided.

•

Other Noninterest Income Other noninterest income includes wire transfer fees, safe deposit box income and check orders. The consideration includes both fixed (e.g., safe deposit box fees) and transaction (e.g., wire-transfer fee and check orders) fees. Fixed fees are recognized over the period of time the service is provided, while transaction fees are recognized when a specific service is rendered to the customer.

The following tables present total noninterest income segregated between contracts with customers within the scope of ASC 606 and those within the scope of other GAAP topics.

	Three Months Ended September 30, 2020
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$23,010	$2,425	$—	$35	$25,470
Wealth management revenue	1,334	—	—	5,172	6,506
Card and ATM revenue	21,635	64	—	1,684	23,383
Other noninterest income	1,461	1,413	199	60,378	63,451

Total	$47,440	$3,902	$199	$67,269	$118,810

	Three Months Ended September 30, 2019
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$32,552	$2,046	$—	$(214)	$34,384
Wealth management revenue	1,047	—	—	3,194	4,241
Card and ATM revenue	21,479	2	—	1,834	23,315
Other noninterest income	(455)	1,592	163	31,018	32,318

Total	$54,623	$3,640	$163	$35,832	$94,258

	Nine Months Ended September 30, 2020
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$75,130	$7,459	$—	$310	$82,899
Wealth management revenue	3,846	—	—	15,017	18,863
Card and ATM revenue	59,041	66	—	6,597	65,704
Other noninterest income	1,293	4,466	767	214,835	221,361

Total	$139,310	$11,991	$767	$236,759	$388,827

	Nine Months Ended September 30, 2019
	Within the scope of ASC 606			Out of scope of ASC 606	Total
(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services
Noninterest income
Fees and service charges on deposit accounts	$84,453	$4,243	$—	$(192)	$88,504
Wealth management revenue	1,047	—	—	3,194	4,241
Card and ATM revenue	60,584	3	—	1,883	62,470
Other noninterest income	395	6,908	245	144,717	152,265

Total	$146,479	$11,154	$245	$149,602	$307,480

Contract Balances A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity’s obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The noninterest income streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market values. Consideration is most often received immediately or shortly after the Corporation satisfies its performance obligation and revenue is recognized. The Corporation does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances.

Note 18. Share-based Compensation

The Corporation maintains share-based compensation plans under which it periodically grants share-based awards for a fixed number of shares to directors and certain officers of the Corporation.

Before the Merger, Chemical and Legacy TCF granted share-based awards under their respective share-based compensation plans, including the Chemical Stock Incentive Plan of 2019 (the “Stock Incentive Plan of 2019”) and the TCF Financial 2015 Omnibus Incentive Plan (the “Legacy TCF Omnibus Incentive Plan”). At September 30, 2020, there were 1,440,141 shares reserved for issuance under the Legacy TCF Omnibus Incentive Plan and there were 1,147,952 shares reserved for issuance under the Stock Incentive Plan of 2019.

The fair value of share-based awards is recognized as compensation expense over the requisite service or performance period. Compensation expense for share-based awards, including the merger-related share-based compensation expense was $11.9 million and $33.6 million for the three and nine months ended September 30, 2020, respectively, and $9.8 million and $13.6 million for the same period in 2019, respectively. The excess tax realized from share-based compensation transactions during the three and nine months ended September 30, 2020 was an expense of $897 thousand and $2.0 million, respectively, and a benefit of $743 thousand and $2.0 million for the same period in 2019, respectively.

Restricted Stock Units

The Corporation can grant performance-based restricted stock units (“PRSUs”) and time-based restricted stock units (“TRSUs”) (collectively referred to as “RSUs”) under the Stock Incentive Plan of 2019 and the Legacy TCF Omnibus Incentive Plan; provided, that, RSUs granted under the Legacy TCF Omnibus Incentive Plan may only be granted to new employees hired after the merger or employees who previously were employees of Legacy TCF. At September 30, 2020, there were 407,323 PRSUs outstanding dependent on achieving certain performance target levels and the grantee completing the requisite service period. The TRSUs vest upon satisfaction of a service condition. Upon achievement of the satisfaction of a service condition and/or performance target level, as applicable, the TRSUs are converted into shares of TCF Financial’s common stock on a one-to-one basis and the PRSUs are converted into shares of TCF Financial’s common stock in accordance with the achievement of the performance target (ranging from 0% to 150% of the granted PRSUs). Compensation expense related to RSUs is recognized over the expected requisite performance or service period, as applicable.

A summary of the activity for RSUs at and for the nine months ended September 30, 2020 is presented below:

	Number of Units	Weighted-average Grant Date Fair Value Per Unit
Outstanding at December 31, 2019	1,511,820	$44.49
Granted	1,465,165	24.59
Forfeited/canceled	(45,388)	28.93
Vested	(601,651)	43.99

Outstanding at September 30, 2020	2,329,946	$32.41

Unrecognized compensation expense related to RSUs totaled $52.1 million at September 30, 2020 and is expected to be recognized over the remaining weighted-average period of 2.7 years.

Restricted Stock Awards

The Corporation’s restricted stock award transactions were as follows:

	Number of Awards	Weighted-Average Grant Date Fair Value Per Award
Outstanding at December 31, 2019	888,305	$40.67
Granted	54,040	25.91
Forfeited/canceled	(7,959)	39.91
Vested	(379,485)	41.11

Outstanding at September 30, 2020	554,901	$38.63

At September 30, 2020, there were no shares of performance-based restricted stock awards outstanding. Unrecognized stock compensation expense for restricted stock awards was $11.5 million at September 30, 2020 with a weighted-average remaining amortization period of 1.9 years.

The following table provides information regarding total expense for restricted stock awards:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Restricted stock expense related to employees(1)	$7,600	$4,779	$17,995	$9,455
Restricted stock expense related to directors(2)	352	391	566	709

Total restricted stock expense	$7,952	$5,170	$18,561	$10,164

(1)	Included in “Compensation and employee benefits” in the Consolidated Statements of Income.
(2)	Included in “Other noninterest expense” in the Consolidated Statements of Income.

Stock Options

A summary of activity for the Corporation’s stock options at and for the nine months ended September 30, 2020 is presented below:

	Non-Vested Stock Options Outstanding		Stock Options Outstanding
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Outstanding at December 31, 2019	120,809	$39.63	495,165	$29.48
Exercised	—	—	(82,276)	22.03
Forfeited/canceled	(3,659)	38.18	—	—
Expired	—	—	(74,626)	38.89
Vested	(57,262)	38.38	57,262	38.38

Outstanding at September 30, 2020	59,888	$40.92	395,525	$30.55
Exercisable/vested at September 30, 2020			395,525	$30.55

The weighted-average remaining contractual term was 4.1 years for all outstanding stock options and 3.9 years for exercisable stock options at September 30, 2020.

Note 19. Retirement Plans

The Corporation’s retirement plans include qualified defined benefit pension plans, nonqualified postretirement benefit plans, 401(k) savings plans and nonqualified supplemental retirement plans. These plans are discussed in further detail in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019.

Qualified Defined Benefit Pension Plans

The TCF Cash Balance Pension Plan (the “Legacy TCF Pension Plan”) and the Chemical Financial Corporation Employees’ Pension Plan (“Chemical Pension Plan”) are both defined as qualified benefit pension plans (collectively, the “Pension Plans”), which previously provided for postretirement pension benefits for plan eligible employees.

The Board of Directors of Legacy TCF approved the termination of the Legacy TCF Pension Plan effective November 1, 2019. The Corporation believes all participants will have their benefits paid in full. During the three months ended September 30, 2020, distributions were made to all participants electing a lump sum payment. Due to the TCF Pension Plan’s funding level, assets were liquidated and additional funding was made for the annuity purchase in October 2020. The weighted-average interest crediting rate was 2.05% as of September 30, 2020. TCF does not consolidate the assets and liabilities associated with the Legacy TCF Pension Plan.

The termination of the Chemical Pension Plan was effective August 31, 2019. The discount rate was adjusted to 3.48% based on the remeasurement of the Chemical Pension Plan required due to the Merger and the termination. At the time of the Merger, as a result of the termination, the Corporation recognized a prepaid asset representing the funded status of the Chemical Pension Plan, net of estimated settlement costs, and the balance previously recorded in accumulated other comprehensive income was eliminated. The purchase accounting adjustment, as a result of the Merger, was reported in goodwill. The Chemical Pension Plan was fully funded as of September 30, 2020. During the three months ended September 30, 2020, distributions were made to all participants electing a lump-sum payment. Following that distribution, existing plan assets will be liquidated over the next several months and an annuity purchase transaction was completed in October 2020.

Nonqualified Postretirement Benefit Plans

The Legacy TCF Postretirement Plan provides health care benefits to eligible retired employees who retired prior to December 31, 2009. The provisions for active and retired employees then eligible for these benefits were not changed. The Postretirement Plan is not funded.

The Chemical Postretirement Benefit Plan provides medical and dental benefits, during retirement, to a limited number of active and retired employees. The benefits can be amended, modified or terminated by the Corporation at any time.

401(k) Savings Plans

The TCF 401K Plan (the “TCF 401K”), a qualified postretirement benefit and employee stock ownership plan provides, and until December 31, 2019 the Chemical Financial Corporation 401K Savings Plan (the “Chemical 401K”), a qualified postretirement benefit plan provided the option to invest in TCF common stock. Effective December 31, 2019, the Chemical 401K merged with and into the TCF 401K. All participant balances remaining in the Chemical 401K were transferred into the TCF 401K on December 31, 2019.

Nonqualified Supplemental Retirement Plans

The TCF 401K Supplemental Plan (the “Legacy TCF SERP”) and the TCF Financial Corporation Deferred Compensation Plan (the “TCF Deferred Compensation Plan”) are both defined as nonqualified supplemental retirement plans. The Legacy TCF SERP’s assets, which include investments in TCF common stock, are held in trust and included in equity in the other line item.

Net Periodic Benefit

The net periodic benefit plan (income) cost included in other noninterest expense for defined benefit pension plans and postretirement benefit plans were as follows:

	Defined Benefit Pension Plans
	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Interest cost	$946	$1,046	$2,839	$1,574
Return on plan assets	(864)	(949)	(2,594)	(1,223)

Net periodic benefit plan (income) cost	$82	$97	$245	$351

	Postretirement Benefit Plans
	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Interest cost	$36	$41	$107	$101
Service cost	—	—	1	—
Amortization of prior service cost	(12)	(11)	(35)	(35)

Net periodic benefit plan (income) cost	$24	$30	$73	$66

TCF made no cash contributions to the defined benefit pension plans during the three and nine months ended September 30, 2020 and 2019. Due to the funding level upon final termination, assets were liquidated and additional funding was made for the annuity purchase in October 2020. TCF contributed $0.1 million and $0.2 million to the Legacy TCF Postretirement Plan during the three and nine months ended September 30, 2020, respectively, compared to $0.1 million and $0.3 million during the three and nine months ended September 30, 2019, respectively. TCF made no contributions to the Chemical Postretirement Benefit Plan during both the three and nine months ended September 30, 2020 and 2019.

As of December 31, 2019, the TCF 401K allows participants to make contributions of up to 50% of their covered compensation on a tax-deferred and/or after-tax basis, subject to the annual covered compensation limitation imposed by the Internal Revenue Service (“IRS”). TCF matches the contributions of all participants at a rate of $1 per dollar for employees to a maximum company contribution of 5% of the employee’s covered compensation per pay period subject to the annual covered compensation limitation imposed by the IRS. Employee contributions and matching contributions vest immediately. The Corporation match under the TCF 401K was $5.0 million and $16.8 million for the three and nine months ended September 30, 2020, respectively. The Corporation match under both the Legacy TCF 401k and the Chemical 401k was $4.3 million and $11.4 million for the three and nine months ended September 30, 2019, respectively. Dividends on TCF’s common shares held in the TCF 401K are reinvested in such fund or, at the election of the participant, may be paid in cash to the participant.

Effective January 1, 2020, the TCF Deferred Compensation Plan (previously the Chemical Deferred Compensation Plan), a nonqualified supplemental retirement plan, was amended to allow certain employees to contribute up to 60% of their salary and up to 85% of bonus compensation. The amounts deferred under this plan are invested in a selection of participant designated mutual funds.

Note 20. Earnings Per Common Share

The computations of basic and diluted earnings per common share were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands, except per share data)	2020	2019	2020	2019
Basic earnings per common share
Net income attributable to TCF Financial Corporation	$55,738	$22,148	$131,401	$183,069
Preferred stock dividends	2,494	2,494	7,481	7,481

Net income available to common shareholders	53,244	19,654	123,920	175,588
Less: Earnings allocated to participating securities	—	—	—	19

Earnings allocated to common stock	$53,244	$19,654	$123,920	$175,569

Weighted-average common shares outstanding used in basic earnings per common share calculation	151,768,337	128,575,171	151,761,299	97,876,262

Basic earnings per common share	$0.35	$0.15	$0.82	$1.79

Diluted earnings per common share
Earnings allocated to common stock	$53,244	$19,654	$123,920	$175,569

Weighted-average common shares outstanding used in basic earnings per common share calculation	151,768,337	128,575,171	151,761,299	97,876,262
Net dilutive effect of:
Non-participating restricted stock	26,163	73,698	12,383	139,795
Stock options	27,092	105,719	53,246	39,222

Weighted-average common shares outstanding used in diluted earnings per common share calculation	151,821,592	128,754,588	151,826,928	98,055,279

Diluted earnings per common share	$0.35	$0.15	$0.82	$1.79

Anti-dilutive shares outstanding not included in the computation of diluted earnings per common share
Non-participating restricted stock	2,303,249	1,271,045	2,531,355	1,271,045
Stock options	323,386	97,980	228,106	97,980

Note 21. Other Noninterest Income and Expense

Other noninterest income and expense was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Other Noninterest Income
Gain on branch sales(1)	$—	$—	$14,717	$—
Termination of interest rate swaps	—	(17,302)	—	(17,302)
Loan servicing rights impairment	(154)	(4,520)	(17,248)	(4,520)
Other	5,565	9,513	35,650	21,510

Total other noninterest income	$5,411	$(12,309)	$33,119	$(312)

Other Noninterest Expense
Outside processing	$15,697	$12,084	$42,414	$23,475
Loan and lease expense	7,849	6,750	23,988	13,413
Professional fees	6,552	7,406	18,749	18,319
Advertising and marketing	8,251	7,101	21,091	19,229
FDIC insurance	5,138	6,298	18,439	11,708
Card processing and issuance costs	6,064	5,746	20,585	14,437
Other	33,872	42,391	100,409	94,200

Total other noninterest expense	$83,423	$87,776	$245,675	$194,781

(1)	Represents the completion of the sale of seven banking centers in conjunction with deposits associated with those banking centers.

Note 22. Reportable Segments

The Corporation’s reportable segments are Consumer Banking, Commercial Banking and Enterprise Services. Consumer Banking is comprised of all of the Corporation’s consumer-facing businesses and includes retail banking, consumer lending, wealth management and small business banking. Commercial Banking, previously named Wholesale Banking, is comprised of commercial and industrial and commercial real estate banking and lease financing. Enterprise Services is comprised of (i) corporate treasury, which includes the Corporation’s investment and borrowing portfolios and management of capital, debt and market risks, (ii) corporate functions, such as information technology, risk and credit management, bank operations, finance, investor relations, corporate development, internal audit, legal and human capital management that provide services to the operating segments, (iii) the Holding Company and (iv) eliminations.

In connection with the Merger, effective August 1, 2019, the Corporation renamed its Wholesale Banking segment to Commercial Banking to align with the way it is now managed. In addition, activity that was related to small business banking and private banking were moved from the Wholesale Banking (now named Commercial Banking) segment to the Consumer Banking segment. The revised presentation of previously reported segment data has been applied retroactively to all periods presented in these financial statements.

The Corporation evaluates performance and allocates resources based on each reportable segment’s net income or loss. The reportable segments follow GAAP as described in Note 1. Basis of Presentation, except for the accounting for intercompany interest income and interest expense, which are eliminated in consolidation and presenting net interest income on a fully tax-equivalent basis. The Corporation generally accounts for inter-segment sales and transfers at cost.

Certain information for each of the Corporation’s reportable segments, including reconciliations of the consolidated totals, was as follows:

(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services	Consolidated
At or For the Three Months Ended September 30, 2020
Net interest income	$216,851	$167,160	$(6,844)	$377,167
Provision (benefit) for credit losses	(27,217)	96,881	—	69,664

Net interest income after provision for credit losses	244,068	70,279	(6,844)	307,503
Noninterest income	78,587	35,105	5,118	118,810
Noninterest expense	204,239	105,646	63,555	373,440

Income (loss) before income tax expense (benefit)	118,416	(262)	(65,281)	52,873
Income tax expense (benefit)	19,744	(8,613)	(15,560)	(4,429)

Income (loss) after income tax expense (benefit)	98,672	8,351	(49,721)	57,302
Income attributable to non-controlling interest	—	1,564	—	1,564
Preferred stock dividends	—	—	2,494	2,494

Net income (loss) available to common shareholders	98,672	6,787	(52,215)	53,244

Total assets	$13,935,521	$23,466,019	$10,164,249	$47,565,789

Revenues from external customers
Interest income	$139,827	$237,060	$43,561	$420,448
Noninterest income	78,587	35,105	5,118	118,810

Total	$218,414	$272,165	$48,679	$539,258

At or For the Three Months Ended September 30, 2019
Net interest income	$191,940	$157,437	$22,416	$371,793
Provision for credit losses	4,489	22,699	—	27,188

Net interest income after provision for credit losses	187,451	134,738	22,416	344,605
Noninterest income	57,102	47,929	(10,773)	94,258
Noninterest expense	210,728	102,841	112,051	425,620

Income (loss) before income tax expense (benefit)	33,825	79,826	(100,408)	13,243
Income tax expense (benefit)	6,817	8,172	(26,724)	(11,735)

Income (loss) after income tax expense (benefit)	27,008	71,654	(73,684)	24,978
Income attributable to non-controlling interest	—	2,830	—	2,830
Preferred stock dividends	—	—	2,494	2,494

Net income available to common shareholders	27,008	68,824	(76,178)	19,654

Total assets	$13,701,633	$19,045,367	$12,945,511	$45,692,511

Revenues from external customers
Interest income	$153,843	$265,678	$40,287	$459,808
Noninterest income	57,102	47,929	(10,773)	94,258

Total	$210,945	$313,607	$29,514	$554,066

(In thousands)	Consumer Banking	Commercial Banking	Enterprise Services	Consolidated
At or For the Nine Months Ended September 30, 2020
Net interest income	$616,968	$522,619	$17,420	$1,157,007
Provision for credit losses	6,228	239,105	—	245,333

Net interest income after provision for credit losses	610,740	283,514	17,420	911,674
Noninterest income	245,277	134,709	8,841	388,827
Noninterest expense	640,417	325,425	182,438	1,148,280

Income (loss) before income tax expense (benefit)	215,600	92,798	(156,177)	152,221
Income tax expense (benefit)	37,478	11,133	(33,741)	14,870

Income (loss) after income tax expense (benefit)	178,122	81,665	(122,436)	137,351
Income attributable to non-controlling interest	—	5,950	—	5,950
Preferred stock dividends	—	—	7,481	7,481

Net income (loss) available to common shareholders	178,122	75,715	(129,917)	123,920

Total assets	$13,935,521	$23,466,019	$10,164,249	$47,565,789

Revenues from external customers
Interest income	$430,162	$788,745	$135,303	$1,354,210
Noninterest income	245,277	134,709	8,841	388,827

Total	$675,439	$923,454	$144,144	$1,743,037

At or For the Nine Months Ended September 30, 2019
Net interest income	$470,738	$350,848	$58,693	$880,279
Provision for credit losses	16,406	34,473	—	50,879

Net interest income after provision for credit losses	454,332	316,375	58,693	829,400
Noninterest income	183,767	132,883	(9,170)	307,480
Noninterest expense	520,007	267,147	128,390	915,544

Income (loss) before income tax expense (benefit)	118,092	182,111	(78,867)	221,336
Income tax expense (benefit)	26,529	30,271	(27,934)	28,866

Income (loss) after income tax expense (benefit)	91,563	151,840	(50,933)	192,470
Income attributable to non-controlling interest	—	9,401	—	9,401
Preferred stock dividends	—	—	7,481	7,481

Net income available to common shareholders	91,563	142,439	(58,414)	175,588

Total assets	$13,701,633	$19,045,367	$12,945,511	$45,692,511

Revenues from external customers
Interest income	$370,016	$619,419	$88,048	$1,077,483
Noninterest income	183,767	132,883	(9,170)	307,480

Total	$553,783	$752,302	$78,878	$1,384,963

Note 23. Commitments, Contingent Liabilities and Guarantees

Financial Instruments with Off-Balance Sheet Risk In the normal course of business, the Corporation enters into financial instruments with off-balance sheet risk, primarily to meet the financing needs of its customers. These financial instruments, which are issued or held for purposes other than trading, involve elements of credit and interest-rate risk in excess of the amounts recognized in the Consolidated Statements of Financial Condition.

The Corporation’s exposure to credit loss, in the event of non-performance by the counterparty to the financial instrument is represented by the contractual amount of the commitments. The Corporation uses the same credit policies in making these commitments as it does for making direct loans. The Corporation evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained is based on a credit evaluation of the customer.

Financial instruments with off-balance sheet risk were as follows:

(In thousands)	At September 30, 2020	At December 31, 2019
Commitments to extend credit:
Commercial	$4,522,128	$5,743,072
Consumer	2,171,676	2,305,096

Total commitments to extend credit	6,693,804	8,048,168
Standby letters of credit and guarantees on industrial revenue bonds	116,792	129,192

Total	$6,810,596	$8,177,360

Commitments to Extend Credit: Commitments to extend credit are agreements to lend provided there is no violation of any condition in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a certain amount of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral to secure any funding of these commitments predominantly consists of residential and commercial real estate mortgages.

Standby Letters of Credit and Guarantees on Industrial Revenue Bonds: Standby letters of credit and guarantees on industrial revenue bonds are conditional commitments issued by the Corporation guaranteeing the performance of a customer to a third party. These conditional commitments expire in various years through 2039. The majority of these standby letters of credit are collateralized. Collateral held consists primarily of commercial real estate mortgages. Since the conditions under which the Corporation is required to fund these commitments may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

Contingencies and Guarantees The Corporation has originated and sold certain loans, and additionally acquired the potential liability for loans originated and sold by merged or acquired entities, for which the buyer has limited recourse to the Corporation in the event the loans do not perform as specified in the agreements. These loans had an outstanding balance of $6.6 million and $6.2 million at September 30, 2020 and December 31, 2019, respectively. The maximum potential amount of undiscounted future payments that the Corporation could be required to make in the event of nonperformance by the borrower totaled $6.6 million and $6.0 million at September 30, 2020 and December 31, 2019, respectively. In the event of nonperformance, the Corporation has rights to the underlying collateral securing the loans. At December 31, 2019 the Corporation had recorded a liability of $0.1 million, in connection with the recourse agreements, in other liabilities. There was no recorded liability at September 30, 2020.

In addition, the Corporation acquired, through the Merger, certain Small Business Administration (“SBA”) guaranteed loans in which the guaranteed portion had been sold to a third party investor. In the event these loans default and the SBA guaranty is no longer intact (i.e. an issue is found to have occurred during the origination or the liquidation of the loans) the Corporation would be liable to make the loan whole to the third party investor. The maximum potential amount of undiscounted future payments that the Corporation could be required to make in the event of default by the borrower was $13.9 million and $16.7 million at September 30, 2020 and December 31, 2019, respectively. In the event of default, the Corporation has rights to the underlying collateral securing the loans. At September 30, 2020 and December 31, 2019, the Corporation had recorded a liability of $0.8 million and $0.9 million, respectively, in other liabilities.

Representations, Warranties and Contractual Liabilities In connection with the Corporation’s residential mortgage loan sales, and the historical sales of merged or acquired entities, the Corporation makes certain representations and warranties that the loans meet certain criteria, such as collateral type, underwriting standards and the manner in which the loans will be serviced. The Corporation may be required to repurchase individual loans and/or indemnify the purchaser against losses if the loan fails to meet established criteria. In addition, some agreements contain a requirement to repurchase loans as a result of early payoffs by the borrower, early payment default of the borrower or the failure to obtain valid title. At September 30, 2020 and December 31, 2019 the liability recorded in connection with these representations and warranties was $3.8 million and $5.7 million, respectively, included in other liabilities.

Litigation Contingencies From time to time, we are a party to legal proceedings arising out of our lending, leasing and deposit operations, including foreclosure proceedings and other collection actions as part of our lending and leasing collections activities. We may also be subject to regulatory examinations and enforcement actions brought by federal regulators, including the SEC, the Federal Reserve, the OCC and the CFPB which may impose sanctions on us for failures related to regulatory compliance. From time to time borrowers and other customers, and employees and former employees have also brought actions against us, in some cases claiming substantial damages. We, like other financial services companies are subject to the risk of class action litigation. Litigation is often unpredictable and the actual results of litigation cannot be determined and therefore the ultimate resolution of a matter and the possible range of loss associated with certain potential outcomes cannot be established. Based on our current understanding of our pending legal proceedings, management does not believe that judgments or settlements arising from pending or threatened legal matters, individually or in the aggregate, would have a material adverse effect on our consolidated financial position, operating results or cash flows.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Huntington Bancshares Incorporated (“Huntington”) and TCF Financial Corporation (“TCF”) as an acquisition by Huntington of TCF. The merger of TCF with and into Huntington (the “merger”) was announced on December 13, 2020, and provides that each share of common stock, par value $1.00 per share, of TCF (“TCF common stock”) issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares held by Huntington or TCF) will be automatically converted into the right to receive 3.0028 shares (the “exchange ratio” and such shares, the “merger consideration”) of common stock, par value $0.01 per share, of Huntington (“Huntington common stock”). In addition, at the effective time, each share of 5.70% Series C Non-Cumulative Perpetual Preferred Stock, no par value, of TCF (“ TCF series C preferred stock”) issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive one share of a newly created series of preferred stock of Huntington (the “new Huntington preferred stock”).

The unaudited pro forma condensed combined financial information have been prepared to give effect to the following:

•

The acquisition of TCF by Huntington under the provision of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations” where the assets and liabilities of TCF will be recorded by Huntington at their respective fair values as of the date the merger is completed;

•	The distribution of shares of Huntington common stock to TCF’s shareholders in exchange for shares of TCF common stock (based upon a 3.0028 exchange ratio);

•	Certain reclassifications to conform historical financial statement presentation of TCF to Huntington; and

•	Transaction costs in connection with the merger.

The following unaudited pro forma condensed combined financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Huntington and the related notes included in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019, and the historical unaudited condensed consolidated financial statements of Huntington and the related notes included in Huntington’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, and (ii) the historical audited consolidated financial statements of TCF and the related notes included in Exhibit 99.1 to this current report on Form 8-K, and the historical unaudited consolidated financial statements of TCF and the related notes included in Exhibit 99.2 to this current report on Form 8-K.

The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2020 and for the year ended December 31, 2019 combine the historical consolidated income statements of Huntington and TCF, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the historical consolidated balance sheets of Huntington and TCF, giving effect to the merger as if it had been completed on September 30, 2020.

The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The pro forma financial information has been prepared by Huntington in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020.

The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

As of the date of January 28, 2021, Huntington has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the TCF assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain TCF assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of TCF’s assets and liabilities will be based on TCF’s actual assets and liabilities as of the date on which the closing of the merger occurs (the “closing date”) and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the merger consideration to be paid by Huntington in shares of Huntington common stock upon the completion of the merger will be determined based on the closing price of Huntington common stock on the closing date and the number of issued and outstanding shares of TCF common stock immediately prior to the closing of the merger. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.

Further, Huntington has not identified all adjustments necessary to conform TCF’s accounting policies to Huntington’s accounting policies. Upon completion of the merger, or as more information becomes available, Huntington will perform a more detailed review of TCF’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the financial information of Huntington after giving effect to the merger (the “combined company”).

As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. Huntington estimated the fair value of certain TCF assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in TCF’s SEC filings and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.

Upon completion of the merger, a final determination of the fair value of TCF’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2020

(dollars in millions, except per share data)			Transaction Accounting Adjustments			Pro forma Condensed Combined
	Historical Huntington	Historical TCF	Reclassifications Note 2	Pro forma Adjustments	Note 4
Assets
Cash and due from banks	$1,029	$538	$—	$—		$1,567
Interest-bearing deposits in the Federal Reserve Bank	5,246	1,233				6,479
Interest-bearing deposits in banks	109	—				109
Trading account securities	54	—				54
Available-for-sale securities	14,807	7,446				22,253
Held-to-maturity securities	8,557	170		10	A	8,737
Other securities	421	301				722
Loans held for sale	1,303	460				1,763
Loans and Leases	81,156	34,344		146	B	115,646
Allowance for loan and lease losses	(1,796)	(515)		(333)	C	(2,644)

Net loans and leases	79,360	33,829	—	(187)		113,002
Bank owned life insurance	2,567	—	156			2,723
Premises and equipment	752	470		(89)	D	1,133
Goodwill	1,990	1,313		893	E	4,196
Servicing rights and other intangible assets	419	190		24	F	633
Other assets	3,502	1,616	(156)	(3)	G	4,959

Total Assets	$120,116	$47,566	$—	$648		$168,330

Liabilities and Shareholders’ Equity
Deposits	$95,154	$39,172	$—	$20	H	$134,346
Short-term borrowings	222	655				877
Long-term debt	9,174	872		29	I	10,075
Other liabilities	2,649	1,208		9	J	3,866

Total Liabilities	107,199	41,907	—	58		149,164
Shareholder’s Equity:
Preferred stock	2,191	169		15	K	2,375
Common stock	10	152		(147)	L	15
Capital surplus	8,766	3,451		2,949	M	15,166
Less treasury shares, at cost, and other	(59)	(27)		27		(59)
Accumulated other comprehensive gain (loss)	257	192		(192)	N	257
Retained earnings	1,752	1,700		(2,062)	O	1,390

Total shareholders’ equity	12,917	5,637	—	590		19,144

Noncontrolling interests in consolidated subsidiaries	—	22		—		22

Total Equity Capital	12,917	5,659	—	590		19,166

Total liabilities and shareholders’ equity	$120,116	$47,566	$—	$648		$168,330

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the Nine Months Ended September 30, 2020

(dollars in millions, except per share data)			Transaction Accounting Adjustments			Pro forma Condensed Combined
	Historical Huntington	Historical TCF	Reclassifications Note 2	Pro forma Adjustments	Note 5
Interest and fee income:
Loans and leases	$2,327	$1,209	$—	$(50)	A	$3,486
Investment securities	407	121	—	(2)	B	526
Other	35	24	—	—		59

Total interest income	2,769	1,354	—	(52)		4,071

Interest expense:
Deposits	182	146	—	(1)	C	327
Borrowings	188	51	—	11	D	250

Total interest expense	370	197	—	10		577

Net interest income	2,399	1,157	—	(62)		3,494
Provision for credit losses	945	245	—	—		1,190

Net interest income after provision for credit losses	1,454	912	—	(62)		2,304

Service charges on deposit accounts	223	83	—	—		306
Cards and payment processing income	183	66	—	—		249
Trust and investment management services	140	19	—	—		159
Mortgage banking income	277	10	—	—		287
Leasing income	—	103	—	—		103
Capital markets fees	91	—	15	—		106
Insurance income	72	—	—	—		72
Bank owned life insurance income	49	—	4	—		53
Gain on sale of loans and leases	30	73	—	—		103
Net (losses) gains on sales of securities	(1)	2	—	—		1
Other income	118	33	(19)	—		132

Total noninterest income	1,182	389	—	—		1,571

Personnel costs	1,267	512	—	—		1,779
Outside data processing and other services	273	—	63	—		336
Equipment	132	160	(70)	—		222
Net occupancy	119	—	70	(2)	F	187
Lease financing equipment depreciation	—	55	—	—		55
Professional services	34	—	18	—		52
Amortization of intangibles	31	—	16	5	G	52
Marketing	23	—	21	—		44
Deposit and other insurance expense	24	—	18	—		42
Merger-related expenses	—	172	—	—		172
Other expense	136	249	(136)	—		249

Total noninterest expense	2,039	1,148	—	3		3,190

Income before income taxes	597	153	—	(65)		685
Provision for income taxes	96	15	—	(15)	J	96

Income before minority interest	501	138	—	(50)		589
Income attributable to minority interest	—	6	—	—		6

Net income	501	132	—	(50)		583
Dividends on preferred shares	65	7	—	—		72

Net income applicable to common shares	$436	$125	$—	$(50)		$511

Earnings per common share	$0.43	0.82				$0.35
Diluted earnings per common share	0.42	0.82				$0.34
Weighted average common shares	1,017,052	151,761			K	1,472,761
Diluted average common shares	1,031,573	151,827			K	1,487,479

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the Year Ended December 31, 2019

(dollars in millions, except per share data)			Transaction Accounting Adjustments			Pro forma Condensed Combined
	Historical Huntington	Historical TCF	Reclassifications Note 2	Pro forma Adjustments	Note 5
Interest and fee income:
Loans and leases	$3,541	$1,431	$—	19	A	$4,991
Investment securities	596	118	—	(4)	B	710
Other	64	38	—	—		102

Total interest income	4,201	1,587	—	15		5,803

Interest expense:
Deposits	585	226	—	18	C	829
Borrowings	403	72	—	10	D	485

Total interest expense	988	298	—	28		1,314

Net interest income	3,213	1,289	—	(13)		4,489
Provision for credit losses	287	65	—	330	E	682

Net interest income after provision for credit losses	2,926	1,224	—	(343)		3,807

Service charges on deposit accounts	372	128	—	—		500
Cards and payment processing income	246	87	—	—		333
Trust and investment management services	178	10	—	—		188
Mortgage banking income	167	21	—	—		188
Leasing income	—	164	—	—		164
Capital markets fees	123	—	(7)	—		116
Insurance income	88	—	—	—		88
Bank owned life insurance income	66	—	2	—		68
Gain on sale of loans and leases	55	26	—	—		81
Net (losses) gains on sales of securities	(24)	7	—	—		(17)
Other income	183	22	5	—		210

Total noninterest income	1,454	465	—	—		1,919

Personnel costs	1,654	577	—	—		2,231
Outside data processing and other services	346	—	59	—		405
Equipment	163	190	(76)	—		277
Net occupancy	159	—	75	(3)	F	231
Lease financing equipment depreciation	—	76	—	—		76
Professional services	54	—	26	—		80
Amortization of intangibles	49	—	12	20		81
Marketing	37	—	28	—		65
Deposit and other insurance expense	34	—	18	—		52
Merger-related expenses	—	172	—	87		259
Other expense	225	317	(142)	50		450

Total noninterest expense	2,721	1,332	—	154		4,207

Income before income taxes	1,659	357	—	(497)		1,519
Provision for income taxes	248	50	—	(111)		187

Income before minority interest	1,411	307	—	(386)		1,332
Income attributable to minority interest	—	12	—	—		12

Net income	1,411	295	—	(386)		1,320
Dividends on preferred shares	74	10	—	—		84

Net income applicable to common shares	$1,337	$285	$—	$(386)		$1,236

Earnings per common share	$1.29	$2.56				$0.90
Diluted earnings per common share	1.27	2.55				$0.89
Weighted average common shares	1,038,840	111,604			K	1,373,965
Diluted average common shares	1,056,079	111,818			K	1,391,847

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined income statement for the nine months ended September 30, 2020 and for the year ended December 31, 2019 combine the historical consolidated income statement of Huntington and TCF, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the historical consolidated balance sheets of Huntington and TCF, giving effect to the merger as if it had been completed on September 30, 2020.

The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger involving Huntington and TCF under the acquisition method of accounting with Huntington treated as the acquirer. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of TCF, as of the effective time, will be recorded by Huntington at their respective fair values, and the excess of the merger consideration over the fair value of TCF’s net assets will be allocated to goodwill.

The merger provides for TCF common shareholders to receive 3.0028 shares of Huntington common stock for each share of TCF common stock they hold immediately prior to the merger. Based on the closing trading price of shares of Huntington common stock on the Nasdaq Global Select Market on January 22, 2021, the value of the merger consideration per share of TCF common stock was $41.56. In addition, each share of TCF’s series C preferred stock will be converted into the right to receive a share of new Huntington preferred stock.

The pro forma allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but are not be limited to, changes in (i) TCF’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of Huntington common stock varies from the assumed $13.84 per share, which represents the closing share price of Huntington common stock on January 22, 2021; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Huntington and TCF are in the process of being reviewed in detail. Upon completion of such review, additional conforming adjustments or financial statement reclassification may be necessary.

Note 2. Reclassification Adjustments

During the preparation of the unaudited pro forma condensed combined financial information, management performed a preliminary analysis of TCF’s financial information to identify differences in accounting policies and differences in balance sheet and income statement presentation as compared to the presentation of Huntington. At the time of preparing the unaudited pro forma condensed combined financial information, Huntington had not identified all adjustments necessary to conform TCF’s accounting policies to Huntington’s accounting policies. The adjustments represent Huntington’s best estimates based upon the information currently available to Huntington and could be subject to change once more detailed information is available.

Note 3. Preliminary Purchase Price Allocation

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of Huntington common stock from the January 22, 2021 baseline with its impact on the preliminary goodwill.

(dollars in millions, except per share data, shares in thousands)	January 22, 2021	10% Increase	10% Decrease
Shares of TCF	152,514	152,514	152,514
Exchange ratio	3.0028	3.0028	3.0028

Huntington shares to be issued	457,969	457,969	457,969
Price per share of Huntington common stock on January 22, 2021	$13.84	$15.22	$12.46

Preliminary consideration for common stock	$6,338	$6,970	$5,706
Consideration for equity awards	52	58	47
Preferred stock fair value adjustment	15	15	15

Total pro forma purchase price consideration	$6,405	$7,043	$5,768

Preliminary goodwill	$2,206	$2,844	$1,569

TCF Net Assets at Fair Value
Assets
Cash and deposits			$1,771
Investment and other securities			7,927
Loans held for sale			460
Loans and leases			33,972
Core deposit and other intangible assets			214
Other assets			1,994

Total Assets			46,338
Liabilities and Equity
Deposits			39,192
Short-term borrowings			655
Long-term debt			901
Other liabilities			1,185

Total liabilities			41,933
Preferred stock			184
Non-controlling interest			22

Total liabilities and equity			42,139
Net assets acquired			4,199

Preliminary goodwill			$2,206

Note 4. Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 22.4% tax rate, which represents the blended statutory rate, to arrive at deferred tax asset or liability adjustments. All adjustments are based on preliminary assumptions and valuations, which are subject to change.

A.	Adjustment to securities classified as held-to maturity to reflect the estimated fair value of the acquired investment securities.

B.

Adjustment to loans and leases reflect estimated fair value adjustments, which include lifetime credit loss expectations for loans and leases, current interest rates and liquidity. The adjustment includes the following:

September 30, 2020
(dollars in millions)
Reversal of historical TCF loan and lease fair value adjustments	$132
Estimate of lifetime credit losses on acquired loans and leases	(848)
Estimate of fair value related to current interest rates and liquidity	344

Net fair value pro forma adjustments	(372)
Gross up of PCD loans and leases for credit mark - See C below for Allowance	518

Cumulative pro forma adjustments to loans and leases	$146

For purposes of pro forma presentation, the fair value adjustment is being recognized over a weighted average period of 2 years for commercial loans and 5 years for consumer loans in Interest and Fee Income— Loans and Leases.

C.	Adjustments to the allowance for loan and lease losses include the following:

September 30, 2020
(dollars in millions)
Reversal of historical TCF allowance for loan and lease losses	$(515)
Estimate of lifetime credit losses for PCD loans and leases	518
Estimate of lifetime credit losses for non-PCD loans and leases	330

Net change in allowance for loan and lease losses	$333

D.	Adjustment to property and equipment to reflect the estimated fair value of acquired premises and equipment.

E.	Eliminate the historical TCF goodwill of $1.3 billion at the closing date and record estimated goodwill associated with the merger of $2.2 billion.

F.	Eliminate the historical TCF other intangibles of $152 million and record an estimated core deposit intangible of $164 million and a trust relationship intangible of $12 million related to the merger.

G.	Adjustment to other assets to reflect the estimated fair value of other real estate owned.

H.	Adjustment to deposits to reflect the estimated fair value of certificates of deposits.

I.	Adjustment to long-term debt to reflect the estimated fair value of TCF long-term debt.

J.	Adjustment to other liabilities for the following:

September 30, 2020
(dollars in millions)
Estimate of the fair value of accrued expenses and other liabilities	$14
Foundation contribution	50
Merger-related transaction costs	87
Deferred taxes related to acquisition accounting adjustments	(142)

Net other liabilities transaction accounting adjustments	$9

K.	Adjustment to preferred shares to reflect the estimated fair value of the TCF series C preferred stock and its conversion to new Huntington preferred stock.

L.	Adjustments to common stock to eliminate TCF common stock of $152 million par value and record the issuance of Huntington common stock to TCF common shareholders of $5 million par value.

M.	Adjustments to capital surplus to eliminate TCF capital surplus of $3.5 billion and record the issuance of Huntington common stock in excess of par value to TCF common shareholders of $6.4 billion.

N.	Adjustment to eliminate TCF accumulated other comprehensive gain of $192 million.

O.	Adjustment to eliminate TCF retained earnings of $1.7 billion offset by purchase accounting adjustments included herein.

Note 5. Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements

A.

Net adjustments to interest income of $(50) million and $19 million for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to eliminate TCF accretion of discounts on previously acquired loans and leases and record the estimated amortization of the net premium on acquired loans and leases.

B.

Net adjustments to interest income of $(2) million and $(4) million for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to record the estimated amortization of the premium on acquired held-to-maturity securities.

C.

Net adjustment to reflect interest expense on deposits of $(1) million and $18 million for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to eliminate the TCF discount accretion on previously acquired deposits and to record the estimated amortization of the deposit premium on acquired interest-bearing deposits.

D.

Net adjustment to reflect interest expense on borrowings of $11 million and $10 million for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to eliminate the TCF discount accretion on previously acquired debt and to record the estimated amortization of premium on long-term debt.

E.	Adjustment to record provision expense on TCF’s non-PCD loans of $330 million.

F.

Adjustment to occupancy expense of $(2) million and $(3) million for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to reflect reduction of depreciation expense as a result of estimated fair value on acquired property. Average life of the depreciable assets will be twelve years.

G.

Net adjustments to intangible amortization of $5 million and $20 million for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, to eliminate TCF amortization on other intangible assets and record estimated amortization of acquired other intangible assets. Core deposit intangibles will be amortized using the sum-of-the-years-digits method over ten years. Trust relationship intangible assets will be amortized using the sum-of-the-year-digits over twelve years.

			Amortization Expense
(dollars in millions)	Estimated Fair Value	Useful Life (years)	Year ended December 31, 2019	Nine-month period ended September 30, 2020
Core deposit intangible	$164	10	$30	$20
Trust relationship intangible	12	12	2	1

	$176		32	21
Historical amortization expense			(12)	(16)

Pro forma net adjustment to amortization			$20	$5

Amortization for next five years
Remainder of 2020	$7
2021	25
2022	22
2023	19
2024	16

H.	Adjustment to reflect the merger-related transaction costs of $87 million.

I.	Adjustment to reflect Huntington’s committed contribution of $50 million to establish a new Huntington Donor Advised Fund at the Community Foundation for Southeast Michigan.

J.	Adjustment to income tax expense to record the income tax effects of pro forma adjustments at the estimated combined statutory federal and state rate at 22.4%.

K.

Adjustments to weighted-average shares of Huntington common stock outstanding to eliminate weighted-average shares of TCF common stock outstanding and record shares of Huntington common stock outstanding, calculated using an exchange ratio of 3.0028 per share for all shares.

Note 6. Potential Divestitures in Connection with the Merger

As part of the initial filing of the application to the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) on January 11, 2021, Huntington and TCF offered to divest TCF branches in four Michigan banking markets with deposits totaling approximately $375 million, based on Summary of Deposit levels reported as of June 30, 2020, to address potential competitive concerns. Because there can be no assurance that the divestiture proposal will be accepted or deemed sufficient by the Federal Reserve Board and the Antitrust Division of the Department of Justice (the “DOJ”), these divestitures are excluded from the unaudited pro forma condensed combined financial information.